As confidentially submitted to the Securities and Exchange Commission on March 15, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Goosehead Insurance, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6411	82-3886022
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	1500 Solana Blvd Building 4, Suite 4500 Westlake, Texas 76262 (214) 838-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark E. Jones Chairman and Chief Executive Officer 1500 Solana Blvd Building 4, Suite 4500 Westlake, Texas 76262 (214) 838-5500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Joshua Ford Bonnie William R. Golden III Simpson Thacher & Bartlett LLP 900 G Street N.W. Washington, D.C. 20001 (202) 636-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Includes additional shares of Class A Common Stock which the underwriters have the option to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 15, 2018

Preliminary prospectus

             shares

Goosehead Insurance, Inc.

(incorporated in Delaware)

Class A common stock

Goosehead Insurance, Inc. is offering              shares of its Class A common stock.

This is our initial public offering and no public market exists for our Class A common stock. We anticipate that the initial public offering price will be between $        and $        per share.

Upon completion of this offering, Goosehead Insurance, Inc. will have two classes of common stock. The Class A common stock offered hereby will have one vote per share and the Class B common stock will have 10 votes per share. Upon completion of this offering, the Pre-IPO LLC Members (as defined herein), including Mr. Mark E. Jones, our Chairman and Chief Executive Officer, and certain other members of management, will hold shares of Class B common stock that will entitle them to     % (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the combined voting power of our common stock and will hold at least a majority of the combined voting power of our common stock so long as the Pre-IPO LLC Members own at least 10% of the aggregate number of outstanding shares of our common stock. As a result, during this period the Pre-IPO LLC Members will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of us or substantially all of our assets.

We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “GSHD.”

Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the Nasdaq Global Market and, therefore, we will qualify for, and intend to rely on, exemptions from certain Nasdaq corporate governance requirements. See “Management—Controlled company exception.”

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 20.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Prospectus summary—Implications of being an emerging growth company.”

We have reserved up to     % of shares of the Class A common stock offered by this prospectus for sale, at the initial offering price, to our directors, officers, certain employees and certain other persons associated with us. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us before expenses	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

We have granted the underwriters the option to purchase an additional              shares of Class A common stock to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	BofA Merrill Lynch

The date of this prospectus is                     , 2018.

In this prospectus, “Goosehead,” the “Company,” “we,” “us” and “our” refer (i) prior to the consummation of the reorganization transactions described under “Organizational Structure—The Reorganization Transactions,” to Goosehead Financial, LLC and its consolidated subsidiaries and combined affiliates and (ii) after the reorganization transactions described under “Organizational Structure—The Reorganization Transactions,” to Goosehead Insurance, Inc. and its consolidated subsidiaries, including Goosehead Financial, LLC, together.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability

i

of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Market and industry data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, including from Reagan Consulting, Satmetrix, S&P Global Market Intelligence, Counsel of Independent Agents and Brokers, Insurance Information Institute, Dowling & Partners Securities, LLC and Independent Insurance Agents & Brokers of America, Inc., as well as from filings of public companies in our industry, Carrier provided information and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Unless otherwise indicated, throughout this prospectus we reference our relative market positioning and performance as compared to the United States property and casualty insurance industry. The industry group metrics are based on the latest date for which complete financial data are publicly available such as a 2017 Best Practices Study containing 2016 industry data conducted by Reagan Consulting and the Independent Insurance Agents & Brokers of America, Inc. (the “Best Practices Study”).

Trademarks and trade names

This prospectus may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Non-GAAP financial measures

This prospectus contains certain financial measures and ratios, including Adjusted EBITDA and Adjusted EBITDA Margin that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization and certain other items that we believe are not representative of our core business. We use Adjusted EBITDA and Adjusted EBITDA Margin for business planning purposes and in measuring our performance relative to that of our competitors.

The non-GAAP financial measures we use herein are defined by us as follows:

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“Adjusted EBITDA” is a supplemental measure of our performance and is defined as net income before interest, income taxes, depreciation and amortization, adjusted to exclude Class B share compensation and other non-operating items. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of items that do not relate to business performance.

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“Adjusted EBITDA Margin” is net income before interest, income taxes, depreciation and amortization, adjusted to exclude Class B share compensation and other non-operating items, divided by total revenue excluding other non-operating items. Adjusted EBITDA Margin is helpful in measuring profitability of operations on a consolidated and combined level.

While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenues or net income, in each case as recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see the footnotes to the financial statements presented in “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data.”

Commonly used defined terms

As used in this prospectus, unless the context indicates or otherwise requires, the following terms have the following meanings:

•	Agency Fees: Fees separate from commissions charged directly to clients for efforts performed in the issuance of new insurance policies.

•	Book of Business: Insurance policies bound by us with our Carriers on behalf of our clients.

•	Captive Agent: An insurance agent who only sells insurance policies for one Carrier.

•	Carrier: An insurance company.

•	Carrier Appointment: A contractual relationship with a Carrier.

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Client Retention: Calculated by comparing the number of all clients that had at least one policy in force twelve months prior to the date of measurement and still have at least one policy in force at the date of measurement.

•	Contingent Commission: Revenue in the form of contractual payments from Carriers contingent upon several factors, including growth and profitability of the business placed with the Carrier.

•	Corporate Channel: The Corporate Channel distributes insurance through a network of company-owned and financed operations with employees that are hired, trained and managed by Goosehead.

•	Corporate Channel Adjusted EBITDA: Segment earnings before interest, income taxes, depreciation and amortization allocable to the Corporate Channel, adjusted to exclude Class B share compensation.

•	Franchise Agreement: Agreements governing our relationships with Franchisees.

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Franchise Channel: The Franchise Channel network consists of Franchisee operations that are owned and managed by Franchisees. These business owners have a contractual relationship with Goosehead to use our processes, training, implementation, systems and back-office support team to place insurance. In exchange, Goosehead is entitled to an Initial Franchise Fee and Royalty Fees.

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Franchise Channel Adjusted EBITDA: Segment earnings before interest, income taxes, depreciation and amortization, adjusted to exclude other non-operating items allocable to the Franchise Channel and Class B share compensation.

•	Franchisee: An individual or entity who has entered into a Franchise Agreement with us.

•	Initial Franchise Fee: Contracted fees paid by Franchisees to compensate Goosehead for the training and onboarding of new franchise locations.

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New Business Production per Agent (Corporate): The New Business Revenue (Corporate) collected, divided by the average number of full-time Corporate Channel sales agents for the same period. This calculation excludes interns, part-time sales agents and partial full-time equivalent sales managers.

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New Business Production per Agent (Franchise): The gross commissions paid by Carriers and agency fees received related to policies in their first term sold in the Franchise Channel divided by the average number of sales agents in the Franchise Channel for the same period prior to paying Royalty Fees to the Company. This calculation excludes part-time agents and production related to the Book of Business that was sold in 2017 related to a Franchisee termination.

•	New Business Revenue: Commissions received from Carriers, Agency Fees received from clients, and Royalty Fees received from Franchisees relating to policies in their first term.

•	New Business Revenue (Corporate): Commissions received from Carriers and Agency Fees charged to clients relating to policies in their first term sold in the Corporate Channel.

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NPS: Net Promoter Score is calculated based on a single question: “How likely are you to refer Goosehead Insurance to a friend, family member or colleague?” Customers that respond with a 6 or below are Detractors, a score of 7 or 8 are called Passives, and a 9 or 10 are Promoters. NPS is calculated by subtracting the percentage of Detractors from the percentage of Promoters.

•	P&C: Property and casualty insurance.

•	Policies In Force: As of any reported date, the total count of current (non-cancelled) policies placed by us with our Carriers.

•	Referral Partner: An individual or entity with whom a sales agent establishes a referral relationship.

•	Renewal Revenue: Commissions received from Carriers and Royalty Fees received from Franchisees after the first term of policies.

•	Renewal Revenue (Corporate): Commissions received from Carriers after the first term of policies originally sold in the Corporate Channel.

•	Royalty Fees: Fees paid by Franchisees to the Company that are tied to the gross commissions paid by the Carriers related to policies sold or renewed in the Franchise Channel.

•	Segment: One of the two Goosehead sales distribution channels, the Corporate Channel or the Franchise Channel.

•	Segment Adjusted EBITDA: Either Corporate Channel Adjusted EBITDA or Franchise Channel Adjusted EBITDA.

•	Total Written Premium: As of any reported date, the total amount of current (non-cancelled) gross premium that is placed with Goosehead’s portfolio of Carriers.

•	Unvalidated Producers: A metric used by Reagan Consulting describing agents whose production does not yet cover their wages under their agency’s commission formula.

Prospectus summary

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and the consolidated and combined financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk factors” and “Special note regarding forward-looking statements.” For the definitions of certain capitalized terms used in this prospectus, please refer to “Commonly used defined terms” on page iii.

Who we are

We are a leading independent personal lines insurance agency, based on personal lines revenue, reinventing the traditional approach to distributing personal lines products and services throughout the United States. We were founded with one vision in mind—to provide consumers with superior insurance coverage at the best available price and in a timely manner. By leveraging our differentiated business model and innovative technology platform, we are able to deliver to consumers a superior insurance experience. Our business model, in contrast to the traditional insurance agency model, separates the sales function from the service function, thus enabling agents to focus on selling, and service personnel to focus on delivering superior client service. In addition, our technology platform empowers our agents with tools to better manage their sales initiatives, and provides our service personnel with real-time 360-degree visibility of client accounts. As a result, we have achieved best-in-class net promoter scores for client service, nearly 2.0x the 2016 P&C industry average.

We represent over 80 insurance companies that underwrite personal lines and small commercial lines risks, which typically enables us to provide broader insurance coverage at a lower price point than competing agents who represent only a few carriers, carriers with captive agents or carriers that distribute directly to consumers.

Today we are a rapidly-growing independent insurance agency and franchisor in the United States. For the years ended December 31, 2016 and 2017, we generated revenue of $31.5 million and $42.7 million, respectively, representing year-over-year growth of 36%. This growth has been driven by our recruiting team’s ability to recruit talented agents to our platform, our agents’ leading productivity in winning new business and our service centers’ ability to retain renewal business. All of our growth has been organic; we have not relied on mergers or acquisitions. Furthermore, we are profitable. For the year ended December 31, 2017 we generated $8.7 million of net income.

Our insurance product offerings primarily consist of homeowner’s insurance; auto insurance; other personal lines products, including flood, wind and earthquake insurance; excess liability or umbrella insurance; specialty lines insurance (motorcycle, recreational vehicle and other insurance); commercial lines insurance (general liability, property and auto insurance for small businesses); and life insurance. We do not take any insurance underwriting risk in the operation of our business.

Our business has grown substantially since our founding in 2003. Our operations now include a network of seven corporate sales offices and 411 franchise locations (inclusive of 119 franchises which are under contract but yet to be opened as of December 31, 2017). In addition, we have service center operations at our headquarters and in Henderson, Nevada.

We have two Segments: the Corporate Channel and Franchise Channel. The Corporate Channel consists of company-owned and financed operations with employees who are hired, trained and managed by us. In the Corporate Channel, we generate revenue in the form of New Business Revenue (Corporate), Renewal Revenue (Corporate), and non-refundable Agency Fees charged directly to clients for efforts performed in the issuance of new insurance policies. We also generate revenue in the form of Contingent Commissions from Carriers related to the overall performance of the Book of Business we have placed with them. During 2017, our Corporate Channel sales agent headcount increased by 61% and our Corporate Channel premiums placed grew by 26%, in each case, versus the prior year. Corporate Channel premium growth trailed headcount due to the ongoing ramp up of recently hired producers. As of December 31, 2017, we had corporate sales offices operating in the following locations: Westlake, Texas; Irving, Texas; Fort Worth, Texas; Houston, Texas; The Woodlands, Texas; Austin, Texas; and Willowbrook, Illinois.

In the Franchise Channel, we generate revenue in the form of Royalty Fees paid by Franchisees that are tied to New Business Revenue and Renewal Revenue generated by the franchise location, Initial Franchise Fees related to the training and onboarding of new franchise locations and Contingent Commissions. Royalty Fees are set in the Franchise Agreements at 20% of New Business Revenue and 50% of Renewal Revenue. We charge a non-refundable Initial Franchise Fee to new Franchisees which compensates us for the training and onboarding efforts to launch a new franchise location. Premiums in the Franchise Channel grew 57% during 2017.

Both the Corporate Channel and the Franchise Channel are supported by our client service centers. Our service centers are staffed by fully licensed property and casualty service agents who provide fulfillment and quality control services for newly issued insurance policies, accounting services and ongoing support services for clients. Ongoing support services for clients include: handling client inquiries, facilitating the claims process with Carriers, accepting premium payments and processing policy changes and renewals.

The combination of expanding headcount in the Corporate Channel, expanding franchise count in the Franchise Channel, leveraging technology and maintaining our commitment to service led to Total Written Premium growth of 42% in 2017. This level of Total Written Premium growth is consistent with our historical experience. As of December 31, 2017, our 10-year Total Written Premium compound annual growth rate (“CAGR”) was 33% and our 5-year premium CAGR was 41%.

Total Written Premium by channel	Total Written Premium by business type

Source: Carrier provided information

In addition to strong revenue and Total Written Premium growth, we have also experienced Franchise Channel Adjusted EBITDA margin expansion, which was 27% in 2017, up from 24% in 2016. Corporate Channel Adjusted EBITDA margin decreased modestly in 2017 to 25% from 30% due to our Corporate Channel sales agent headcount growth of 61%.

	2016		2017
	Corporate Channel	Franchise Channel	Corporate Channel	Franchise Channel
	($000s)

Revenue	$20,270	$11,214	$25,521	$17,190

Segment Adjusted EBITDA	6,099	2,701	6,366	4,692

Segment Adjusted EBITDA margin	30%	24%	25%	27%

	2017
	Corporate Channel	Franchise Channel

Revenue growth over 2016	26%	53%

Segment Adjusted EBITDA growth over 2016	4%	74%

Personal lines P&C insurance industry

Personal lines P&C insurance products traditionally include home, auto, umbrella, motorcycle and recreational insurance products for individual consumers. The industry is vast with over $300 billion of direct written premiums per year. Consumer preferences are based on price, reputation, client service and familiarity of insurers. Personal lines insurance agents generate revenues through commissions, which are calculated as a percentage of the total insurance premium placed on behalf of clients, and through fees for other related services. Premiums in the personal lines insurance market have grown consistently with underlying insured values and the overall economy.

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Independent agencies (35% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Independent agencies are “independent” of any one Carrier and can offer insurance products from multiple Carriers to their clients. We believe that we are one of the largest independent insurance agencies focused primarily on personal lines as many of the largest insurance agencies, such as Aon plc, Arthur J. Gallagher & Co., Brown & Brown Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson plc, focus primarily on commercial lines.

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Captive Agencies (48% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Captive Agencies sell products for only one Carrier. The Carrier compensates the Captive Agency through sales commissions based on premiums placed on behalf of clients. The largest Captive Agencies in the United States include Allstate Corporation, State Farm Mutual Automobile Insurance Company and Farmers Group, Inc.

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Direct distribution (16% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Certain Carriers market their products directly to clients. The largest Carriers that sell directly to clients include Berkshire Hathaway Inc. (via GEICO Corp.) and Progressive Corporation.

Challenges facing traditional agency models & direct distribution

Aging demographic of insurance agent

Average age of the industry producer is 55 and thus have had challenges adapting to or learning new technologies. These demographics also indicate a wave of agent retirements may be approaching.

Captive agencies offer products from only one carrier

Captive agents only distribute their own products, which limits agents’ ability to provide clients with a wide breadth of optionality.

Sales and service need separation

As insurance agents grow their books of business, the service burden increases and limits time to focus on generating new business, capping growth in overall book size.

Antiquated technology

Carriers and agencies have legacy accounting-focused systems which lack continuity and create complex platforms, inhibiting innovation and knowledge sharing.

How we win

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Young and highly motivated producers in the Corporate Channel. The agents in the Corporate Channel are fundamentally different than the typical agents in the personal lines industry. Substantially all of our agents are recent college graduates (average age of 26), whereas 67% of personal lines agents in the industry are over 50 years old, according to the 2016 Future One Agency Universe Case Study. This gives us a significant advantage both in the short- and long-term. In the short-term, our agents have proven to be especially adept at learning new techniques and mastering new technologies. This has enabled our agents to generate approximately 3.7x as much New Business Production per Agent (Corporate) in 2016 as top performing personal lines agents after three years according to the Best Practices Study. Over the long-term, we believe our youth will enable us to avoid the shrinking workforce challenges that many of our competitors face and win an even larger market share from other agencies. According to Independent Insurance Agents & Brokers of America, Inc., 40% of independent agencies anticipate a change of control within the next five years. We believe an aging industry workforce will create significant disruption in the personal lines distribution industry, and we will be in a position to win displaced clients.

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Franchise Channel solves the inherent flaws in the traditional agency model. We believe that the traditional agency model is flawed for several reasons, including: (1) agents are typically responsible for handling their own client service and renewals, diminishing the time they can devote to winning new business and growing their overall Book of Business, (2) Captive Agents can only offer clients products from one Carrier, limiting the agents’ ability to best serve their clients and (3) some Captive Agents do not own their Book of Business, giving them less incentive to win new business. Given the size of the traditional agency market and its inability to adapt to these challenges without introducing significant channel conflict, we believe there is a meaningful opportunity to disrupt the traditional agency marketplace. Our Franchise Channel seeks to solve the inherent problems in the traditional agency model. Agents in the Franchise Channel have an average age of 40, have more industry experience and are able to focus on new business, provide clients with choice by offering products from multiple Carriers, and own an economic interest in their Book of Business. Furthermore, by removing the service burden which takes a significant amount of time and energy, we believe our platform provides Franchise Channel agents with the ability to manage larger Books of Business than traditional model agents while winning more new business. Franchise Channel agents with more than three years of tenure averaged 1.6x as much New Business Production per Agent (Franchise) in 2016 as the industry best practice for the same period, according to the Best Practices Study.

Source:	Internal data; Carrier provided information; Reagan Consulting

(1)	Represents industry best practice per Reagan Consulting; does not include Unvalidated Producers; most industry agents have tenures significantly longer than 2 to 3 years.

We believe our agent productivity compares even more favorably to the industry than the Best Practices Study would imply because the Best Practices Study excludes Unvalidated Producers. If the Best Practices Study included Unvalidated Producers, our New Business Production per Agent outperformance would be even larger.

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Single technology platform with end-to-end business process management. Our operations utilize an innovative cloud-based technology solution which is built on the Salesforce.com platform with significant proprietary investment to customize it to suit our needs. Our technology provides our agents with tools to better manage their sales and marketing activities, and our service center operations with real-time 360-degree visibility of client accounts. Additionally, our technology provides agents with data and analytics which allow them to make smarter business decisions. We believe our single, sales-oriented technology platform is differentiated relative to most insurance agency IT environments that utilize disparate accounting-driven agency management vendors and legacy mainframe systems across their operations. Our technology platform has been a key enabler of our growth while also driving efficiencies. One of these efficiencies is service expenses. Our 2016 service expenses as a percentage of gross personal lines commissions were 3.2x lower than the 2016 industry best practice according to the Best Practices Study. Despite our reduced service expense load, we are able to maintain best in class NPS scores and typically deliver policy binders in under an hour.

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Service centers drive both new and renewal business. Our service centers handle all of our client service and renewals and have achieved a highly differentiated level of service as indicated by our NPS scores of 84 in 2016 and 86 in 2017—higher than many global service leaders such as Ritz Carlton and Disney and 2.0x the P&C industry average in 2016, according to Satmetrix. Having such a skilled service team provides three tangible benefits to our business: (1) allows our agents to focus virtually all of their time on winning new business (instead of preserving existing business), (2) generates strong Client Retention which provides a stable source of highly visible and recurring revenue and (3) provides opportunities to earn additional revenue as our service agents are highly trained in cross-selling and generating referral business. Our service agents typically originate up to 10% of our annual New Business Revenue. We believe that our service centers will continue to drive a competitive advantage by supporting our industry-leading productivity and our recruiting efforts. We have already made the necessary technology, staffing and real estate investments in our service centers to support our planned agent hiring which we believe will allow us to readily scale and increase market share.

We manage our service centers with the goal that clients reach an agent in less than 60 seconds and are able to have fully bound insurance policies in under an hour. Our high degree of client satisfaction drove our 88% Client Retention rate during 2017, which we believe to be among the highest in the industry. Our retention rate is even stronger on a premium basis. In 2017, we retained 94% of the premiums we distributed in 2016. Our premium retention rate is higher than our Client Retention rate as a result of both premiums increasing year over year and additional coverages sold by our service team. By maintaining this strong level of Client Retention, we are able to generate revenue that is both highly visible and recurring in nature.

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Unique value proposition to Referral Partners. We have highly standardized processes across our entire organization due to the quality controls instituted in our service centers. Both new business and renewal business move through our systems in a tightly choreographed manner which enables both strong quality controls and quick delivery of services. We have found that the ability to quickly and accurately bind an insurance policy is attractive to both individuals buying insurance and third parties, such as Referral Partners, who can drive new business to us. Referral Partners include financial services providers who depend on us to timely place insurance policies and to provide the flexibility to facilitate necessary changes rapidly, including at the time of home closings. This allows our Referral Partners to close transactions on time and ultimately become more productive in their business. We do not compensate our Referral Partners for sending us new business.

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Proven and experienced senior management team. Our senior management team has a long history of cohesively operating together and implementing our business model. Our Chairman and Chief Executive Officer, Mark E. Jones, co-founded Goosehead in 2003. Prior to co-founding Goosehead, Mr. Jones was a Senior Partner and Director at Bain & Company, a global management consulting firm, where he also served for many years as Global Head of Recruiting. Many of our management, sales and recruiting practices were developed and refined by Mr. Jones during his time at Bain and instituted at Goosehead. Mr. Jones has received a wide variety of accolades for his leadership accomplishments, including being recognized as one of the Top Rated CEOs from among more than 7,000 companies with less than 1,000 employees on Glassdoor’s “Employee’s Choice Award” in 2017. In 2006, Mr. Jones recruited Michael Colby to join Goosehead as Controller. Over the last 12 years, Mr. Colby has worked closely with Mr. Jones in all aspects of the business, taking on increasing responsibility; becoming Chief Financial Officer in 2010, Chief Operating Officer of our Franchise Channel in 2011, Chief Operating Officer of Goosehead in 2014, and President and Chief Operating Officer of Goosehead in 2016.

Our growth strategy

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Continue to expand recruiting in the Corporate Channel. We strive to prudently grow our business by expanding our agent count in the Corporate Channel. We have a highly developed process for recruiting new agents which we have continually refined over the last decade and has resulted in higher success rates for our Corporate Channel agents (e.g., average agent annual compensation has increased since 2015). Given our success recruiting agents, we plan to expand our recruiting to additional college campuses and engage in highly targeted internet recruiting campaigns. We have significant room to expand our market share across the country. Our biggest presence is in Texas, where we have been operating the longest. By leveraging our Referral Partners, we placed approximately 31,000 policies related to mortgage originations and refinancings in 2016. This represents 5.1% of the approximately 613,000 Texas mortgage originations and refinancings in 2016, according to S&P Global Market Intelligence. This strategy also applies to the Franchise Channel mentioned below.

•

National rollout of the Franchise Channel. Prior to 2017, we had franchises in five states (Texas, California, Florida, Virginia and Illinois). In 2017, we began licensing franchises in five additional states: Pennsylvania, Michigan, North Carolina, Louisiana and Oklahoma. In 2018, we are targeting expansion into Colorado, Connecticut, Indiana, Iowa, Maryland, Minnesota, Missouri, New Jersey, New York, Ohio, South Carolina, Washington and Wisconsin. As of December 31, 2017, we have signed Franchise Agreements in each of these states. The success of the national rollout of the Franchise Channel is only starting to emerge in our financial performance. As of December 31, 2017, 60% of our Franchisees had less than one year of tenure. Given the anticipated New Business productivity uplift that comes with more years of experience, and the elevated Royalty Fees on renewal business, we believe our Franchise Channel is positioned for strong growth and margin expansion. This growth will be further enhanced by the approximately 40,000 potential franchise candidates in our current pipeline. The number of potential franchise candidates in our pipeline is updated daily to reflect any new franchise candidates on our Salesforce.com platform. We identify our franchise candidates according to the following criteria: (1) work experience, including sales, entrepreneurial or insurance experience; (2) license status; and (3) geographic location. Of our total current pipeline, we anticipate selecting approximately 2,000 potential candidates for additional vetting and screening processes, and approximately 10% of these candidates would ultimately qualify as Franchisees under our exacting standards. Although the candidates that meet our franchise standards are not guaranteed to enter into Franchise Agreements, we believe our pipeline will allow us to execute a national build-out of our model. The pace of our national build-out will be aided by the regulatory approvals, product offering approvals and carrier relationships we have already obtained across the continental United States.

•

Continue to develop innovative ways to drive productivity. We believe that our agents are already among the most efficient personal lines agents in the industry. In 2016, Corporate Channel agents with more than three years of tenure averaged 3.7x as much New Business Production per Agent (Corporate) as the industry best practice; Franchise Channel agents with more than three years of tenure averaged 1.6x as much New Business Production per Agent (Franchise) as the industry best practice. We believe there is an opportunity to further expand productivity, particularly in the Franchise Channel. We have historically deployed the intellectual capital accumulated in the Corporate Channel (including sales practices, client relationship management practices, recruiting practices and technology) into the Franchise Channel to optimize new business production. We have recently begun to see some of these efforts manifest themselves in higher franchise productivity particularly outside of Texas, where New Business Production per Agent (Franchise) for Franchisees with less than one year of tenure increased 46% from 2016 to 2017. We will continue to innovate going forward in an effort to both better serve our clients and expand our platform.

•

Maximize our effectiveness in managing renewal business. Renewal business mechanically increases revenue and mechanically decreases expenses. On the revenue side, we earn significantly larger Royalty Fees from our Franchisees for renewal business. On the expense side, many of our largest expenses are significantly lower for renewal business such as compensation costs, risk management costs and client development costs. Critical to converting new business into renewal business is strong Client Retention. Our Client Retention effort is led by our service centers which had a 2017 NPS score of 86, leading to an 88% Client Retention rate in 2017 and 94% premium retention rate in 2017. Key to maintaining these NPS scores and Client Retention rates is the consistency of personnel in our service centers. Our consistency in service personnel is due to a combination of the respect we have for our service team and the competitive wages we offer; average compensation for service team employees was over $47,000 in 2017. Our Client Retention rates are further enhanced by Mr. Jones’ experience at Bain, where he was one of the leaders in developing Bain’s approach to managing client loyalty in the insurance industry. We actively employ the insights

Mr. Jones gleaned during his time at Bain to successfully convert new business into higher-margin renewal business.

Risk factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include those associated with the following:

•

we are controlled by the Pre-IPO LLC Members (as defined herein) whose interests in our business may be different than yours. Due to the high vote stock held by such Pre-IPO LLC Members, we will continue to be controlled by such members even though such members may in the future own less than a majority of our shares of our common stock outstanding;

•

we are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies;

•	conditions impacting Carriers or other parties that we do business with may impact us;

•	the loss of one or more key executives or by an inability to attract and retain qualified personnel;

•	the failure to attract and retain highly qualified Franchisees could compromise our ability to expand the Goosehead network; and

•

we are an “emerging growth company,” as defined in the JOBS Act (as defined below), and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”

Our corporate governance

We intend to continue to grow profitably by following the same successful approach to managing our business that we have used historically. As a public company, however, we will also implement corporate governance practices designed to ensure alignment between the interests of our management and stockholders. Notable features of our governance practices will include:

•	At the time of this offering, we intend to have a board of directors with a majority of independent directors as well as a fully independent audit committee;

•

As a “controlled company” for purposes of the Nasdaq listing rules, we intend to rely on certain exemptions to the Nasdaq corporate governance requirements. Accordingly, at the time of this offering, we do not intend to have a fully independent compensation committee or to have a nominating and corporate governance committee;

•

Initially our board of directors will not be classified, and each of our directors will be subject to re-election annually; however, following the time when the Substantial Ownership Requirement (as defined below) is no longer met, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three year terms, and such directors will be removable only for cause. See “Management—Board structure—Composition;”

•	Our independent directors will meet regularly in executive sessions without the presence of our management and our non-independent directors;

•

Our independent directors will appoint a “lead independent director,” whose responsibilities will include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication;

•	The voting power of the Class B common stock will be reduced to only one vote per share once the Substantial Ownership Requirement (as defined below) is no longer met; and

•

Except for transfers to us pursuant to the amended and restated Goosehead Financial, LLC agreement (as defined below) and to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units (as defined below) or shares of Class B common stock.

Organizational structure

We currently conduct our business through Goosehead Financial, LLC and its subsidiaries and affiliates. Following this offering, Goosehead Insurance, Inc. will be a holding company and its sole material asset will be a direct and indirect controlling ownership interest in Goosehead Financial, LLC.

Prior to the consummation of the reorganization transactions described below and this offering, all of Goosehead Financial, LLC’s outstanding ownership interests, including its Class A interests and Class B interests, are owned beneficially by the following persons, whom we refer to, together with their permitted transferees, collectively as the “Pre-IPO LLC Members:”

•	Mr. Mark E. Jones, our Chairman of the Board, Chief Executive Officer and co-founder, and Mrs. Robyn Jones, our co-founder and Vice Chairman of the Board, and certain of their family members;

•	Mr. Michael C. Colby, our President and Chief Operating Officer, and certain of his family members;

•	Mr. Jeffrey Saunders; and

•	Texas Wasatch Insurance Partners, LP (“TWIP”).

In connection with this offering, we intend to enter into a series of transactions to implement an internal reorganization, which we collectively refer to as the “reorganization transactions” as described under “Organizational structure—The reorganization transactions.”

The following diagram depicts our organizational structure immediately following the reorganization transactions, this offering and the application of the net proceeds from this offering assuming an initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares of Class A common stock. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

(1)	At the time of this offering, each share of Class B common stock will entitle its holder to 10 votes per share on all matters submitted to a vote of our stockholders. Upon the date when the Substantial Ownership Requirement (as defined below) is no longer met, each share of Class B common stock will entitle its holder to only one vote per share on all matters submitted to a vote of our stockholders.

(2)	Upon completion of this offering, the Pre-IPO LLC Members will hold all outstanding shares of our Class B common stock, entitling them to % of the voting power in Goosehead Insurance, Inc. If the Pre-IPO LLC Members redeemed or exchanged all of their LLC Units for a corresponding number of shares of Class A common stock and their corresponding shares of Class B common stock were cancelled, they would hold % of the outstanding shares of Class A common stock (including any Class A common stock received by holders, including certain Pre-IPO LLC Members, of ownership interests in (i) Goosehead Management, LLC (“Goosehead Management Holders”) and (ii) Texas Wasatch Insurance Holdings Group, LLC (the “Texas Wasatch Holders”), as part of an internal restructuring and partial repayment (to the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note (as defined below) and the Texas Wasatch Note (as defined below) in full) of the notes issued by Goosehead Insurance, Inc. in exchange for the transfer of certain ownership interests held by the Goosehead Management Holders and the Texas Wasatch Holders (the “Goosehead Management Note” and “Texas Wasatch Note,” respectively; see “Organizational structure—The reorganization transactions”)), entitling them to an equivalent percentage of economic interests and voting power in Goosehead Insurance, Inc. as of the completion of this offering. Goosehead Insurance, Inc. and its subsidiaries would then hold all of outstanding LLC Units, representing 100% of the economic power and 100% of the voting power in Goosehead Financial, LLC.

Upon the completion of this offering and the application of the net proceeds from this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we will hold approximately     % of the outstanding LLC Units (which includes     % of the outstanding LLC Units acquired in connection with the issuance of shares of Class A common stock in this offering and     % of the outstanding LLC Units acquired in connection with the issuance of any Class A common stock to Goosehead Management Holders and Texas Wasatch Holders as part of the repayment of the Goosehead Management Note and the Texas

Wasatch Note, respectively) and the Pre-IPO LLC Members will hold approximately     % of the outstanding LLC Units and the Pre-IPO LLC Members, the Goosehead Management Holders and the Texas Wasatch Holders will collectively hold approximately     % of the combined voting power of our outstanding Class A common stock and Class B common stock, which we refer to collectively as our “common stock” (including any Class A common stock issued to the Goosehead Management Holders and the Texas Wasatch Holders as part of the repayment of the Goosehead Management Note and the Texas Wasatch Note, respectively). Investors in this offering will hold approximately     % of the combined voting power of our common stock. See “Organizational structure,” “Certain relationships and related party transactions” and “Description of capital stock” for more information on the rights associated with our common stock and the LLC Units.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

Corporate information

We were incorporated in the State of Delaware in November 2017. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described under “Organizational structure.” Our principal executive offices are located at 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262, and our telephone number is (214) 838-5500. Our website is www.goosehead.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

The offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk factors” and our consolidated and combined financial statements.

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding after this offering	shares (or shares if all outstanding LLC Units held by the Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, shares (or shares if all outstanding LLC Units held by the Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock) would be outstanding.

Voting power held by holders of Class A common stock after giving effect to this offering	% (or 100% if all outstanding LLC Units held by the Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by the Pre-IPO LLC Members as holders of all outstanding shares of Class B common stock after giving effect to this offering	% (or 0% if all outstanding LLC Units were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting rights after giving effect to this offering	Each share of our Class A common stock will entitle its holder to one vote per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

For so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, which we refer to as the “Substantial Ownership Requirement,” each share of Class B common stock entitles its holder to 10 votes per share, representing an aggregate of     %

of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Each share of our Class B common stock will entitle its holder to only one vote per share upon the date when the Substantial Ownership Requirement is no longer met.

Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of capital stock.”

Redemption rights of holders of LLC Units	Under the amended and restated Goosehead Financial, LLC agreement, the Pre-IPO LLC Members will have the right, from and after the completion of this offering (subject to the terms of the amended and restated Goosehead Financial, LLC agreement), to require Goosehead Financial, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the amended and restated Goosehead Financial, LLC agreement. Additionally, in the event of a redemption request by a Pre-IPO LLC Member, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.”

Except for transfers to us pursuant to the amended and restated Goosehead Financial, LLC agreement or to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions of approximately $ million.

We intend to use the net proceeds from this offering to repay the Goosehead Management Note and the Texas Wasatch Note issued in consideration for the acquisition of the indirect ownership interests held by the Goosehead Management Holders and Texas Wasatch Holders in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, respectively. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of              times the public offering price per share of the Class A common stock in this offering ($         million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (             shares of Class A common stock assuming              shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock). In exchange for the acquired ownership interest in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, wholly owned subsidiaries of Goosehead Insurance, Inc. will acquire a number of LLC Units equal to the number of shares of Class A common stock issued in this offering from Goosehead Financial, LLC. Goosehead Insurance, Inc. intends to use the net proceeds (if any) from the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase from Goosehead Financial, LLC a number of LLC Units equal to the number of shares of Class A common stock issued pursuant to the exercise of the underwriters’ option to purchase additional shares.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $ million. All of such offering expenses will be paid for or otherwise borne by Goosehead Insurance, Inc. See “Use of proceeds.”

Controlled company	Upon the closing of this offering, Mark E. Jones and Robyn Jones will beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a “controlled company” under the Nasdaq Global Market rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the Nasdaq Global Market. See “Management—Controlled company exception.”

Tax receivable agreement	Pursuant to a tax receivable agreement we expect to enter into with the Pre-IPO LLC Members, we will pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the Pre-IPO LLC Members. See “Organizational structure—Holding company structure and tax receivable agreement.”

Dividend policy	The declaration and payment by us of any future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors.

Following this offering and subject to funds being legally available, we intend to cause Goosehead Financial, LLC to make pro rata distributions to the Pre-IPO

LLC Members and us in an amount at least sufficient to allow us and the Pre-IPO LLC Members to pay all applicable taxes, to make payments under the tax receivable agreement we will enter into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares of Class A common stock offered by this prospectus for sale to directors, officers, certain employees and certain other persons associated with us. Any purchases of reserved shares by these persons would reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting.”

Proposed stock symbol	GSHD.

Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock outstanding after this offering excludes:

•	shares of Class A common stock reserved for issuance upon the redemption or exchange of LLC Units that will be held by the Pre-IPO LLC Members.

•	shares of our Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us.

•	shares of Class A common stock reserved for issuance under our Omnibus Incentive Plan and Employee Stock Purchase Plan.

Unless we indicate otherwise throughout this prospectus, all information in this prospectus:

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

•

gives effect to the issuance of              shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders in partial payment of the Goosehead Management Note and the Texas Wasatch Note.

•	assumes no exercise of the underwriters’ option to purchase additional shares.

Summary historical and pro forma financial and other data

The following tables set forth summary historical financial and other data of Goosehead Financial, LLC and consolidated subsidiaries and combined affiliates for the periods presented. Goosehead Insurance, Inc. was incorporated as a Delaware corporation on November 13, 2017 and has not, to date, conducted any activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The statements of operations data for the years ended December 31, 2016 and 2017 and balance sheet data as of December 31, 2016 and 2017 have been derived from Goosehead Financial, LLC’s consolidated and combined audited financial statements included elsewhere in this prospectus.

The pro forma statements of income for the year ended December 31, 2017 give effect to the reorganization and the offering transactions described in “Unaudited pro forma financial information,” as if each had occurred on January 1, 2017.

The pro forma balance sheet data as of December 31, 2017 gives effect to the reorganization and the offering transactions described in “Unaudited pro forma financial information,” as if each had occurred on December 31, 2017. See “Unaudited pro forma financial information” and “Capitalization.”

The summary historical and pro forma financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Unaudited pro forma financial information,” “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our and Goosehead Financial, LLC’s consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus.

	Goosehead Financial, LLC for the year ended December 31		Pro forma (unaudited) Goosehead Insurance, Inc. for the year ended December 31
	2016	2017	2017

Selected Statement of Income Data

Revenues:
Commissions and agency fees	$21,283,457	$27,030,018
Franchise revenues	10,101,065	15,437,753
Interest income	99,426	242,700

Total revenues	31,483,948	42,710,471

Operating expenses:
Employee compensation and benefits	19,469,456	24,544,425
General and administrative expenses	5,731,599	8,596,546
Bad debts	658,990	1,083,374
Depreciation and amortization	488,334	876,053

Total operating expenses	26,348,379	35,100,398

Income from operations	5,135,569	7,610,073

Other income (expense)
Other income	—	3,540,932
Interest expense	(413,042)	(2,474,110)

Net income	$4,722,527	$8,676,895

	Goosehead Financial, LLC as of December 31		Pro forma (unaudited) Goosehead Insurance, Inc. as December 31
	2016	2017	2017
Selected Balance Sheet Data

Cash and cash equivalents	$3,778,098	$4,947,671
Commissions and fees receivable, net	$1,010,454	$1,268,172
Receivable from franchisees, net	$1,581,872	$1,924,773
Total assets	$8,694,523	$16,706,669

Accounts payable and accrued expenses	$1,428,944	$2,759,241
Premiums payable	$300,284	$417,911
Note payable	$29,373,000	$48,656,340
Total liabilities	$32,934,708	$57,839,617

	Goosehead Financial, LLC for the year ended December 31		Pro forma (unaudited) Goosehead Insurance, Inc. for the year ended December 31
	2016	2017	2017

Key Performance Indicators

Total Written Premium	$240,993,942	$342,329,705	N/A
Policies In Force	174,546	227,764	N/A
NPS	84	86	N/A
Client Retention	87%	88%	N/A
Adjusted EBITDA Margin	26%	25%
New Business Revenue	$9,132,512	$12,572,952	$12,572,952
Renewal Revenue	$17,426,550	$22,865,574	$22,865,574
Adjusted EBITDA	$8,111,676	$10,716,918

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income

The following table shows a reconciliation of net income to Adjusted EBITDA for fiscal 2016 and 2017:

	Goosehead Financial, LLC for the year ended December 31,		Pro forma (unaudited) Goosehead Insurance, Inc. for the year ended December 31
	2016	2017	2017
Net income	$4,722,527	$8,676,895
Interest expense	413,042	2,474,110
Provision for income taxes	—	—
Depreciation and amortization	488,334	876,053
Class B share compensation	2,487,773	2,230,792
Other non-operating (income) loss	—	(3,540,932)

Adjusted EBITDA	$8,111,676	$10,716,918

Adjusted EBITDA Margin(1)	26%	25%

(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue ($8,111,676/$31,483,948) and ($10,716,918/$42,710,471) for 2016 and 2017, respectively.

Risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such an event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks relating to our business

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting both the commissions and fees generated by our business. The majority of our new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets Goosehead serves could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue and asset values. In addition, an increase in consumer preference for car- and ride-sharing services, as opposed to automobile ownership, may result in a long term reduction in the number of vehicles per capita, and consequently the automobile insurance industry. Downward fluctuations in the year-over-year insurance premium charged by insurers to protect against the same risk, referred to in the industry as softening of the insurance market, could adversely affect our business as a significant portion of the earnings are determined as a percentage of premium charged to our clients. Insolvencies and consolidations associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients by hampering our ability to place insurance business. Our clients may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Also, error and omission claims against us, which we refer to as E&O claims, may increase in economic downturns, also adversely affecting our brokerage business. A decline in economic activity could have a material adverse effect on our business, financial condition and results of operations.

Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.

We derive most of our revenue from commissions and fees for our brokerage services. We do not determine the insurance premiums on which our commissions are generally based. Moreover, insurance premiums are cyclical in nature and may vary widely based on market conditions. Because of market cycles for insurance product pricing, which we cannot predict or control, our brokerage revenues and profitability can be volatile or remain depressed for significant periods of time. In addition, there have been and may continue to be various trends in the insurance industry toward alternative insurance markets including, among other things, greater levels of self-insurance, captives, rent-a-captives, risk retention groups and non-insurance capital markets-based solutions to traditional insurance.

As traditional risk-bearing Carriers continue to outsource the production of premium revenue to non-affiliated brokers or agents such as us, those Carriers may seek to further minimize their expenses by reducing the commission rates payable to insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly affect our profitability. Because we do not determine the timing or extent of premium pricing changes, it is difficult to precisely forecast our commission revenues, including whether they will significantly decline. As a result, we may have to adjust our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect our business, financial condition and results of operations.

Because the revenue we earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates, or actions by Carriers seeking repayment of commissions, could result in revenue decreases or expenses to us.

We derive revenue from commissions on the sale of insurance products that are paid by the Carriers from whom our clients purchase insurance. Because payments for the sale of insurance products are processed internally by Carriers, we may not receive a payment that is otherwise expected in any particular period until after the end of that period, which can adversely affect our ability to budget for significant future expenditures. Additionally, Carriers or their affiliates may under certain circumstances seek the chargeback or repayment of commissions as a result of policy lapse, surrender, cancellation, rescission, default, or upon other specified circumstances. As a result of the chargeback or repayment of commissions, we may incur an expense in a particular period related to revenue previously recognized in a prior period and reflected in our financial statements. Such an expense could have a material adverse effect on our results of operations and financial condition, particularly if the expense is greater than the amount of related revenue retained by us.

The commission rates are set by Carriers and are based on the premiums that the Carriers charge. The potential for changes in premium rates is significant, due to pricing cyclicality in the insurance market. In addition, the insurance industry has been characterized by periods of intense price competition due to excessive underwriting capacity and periods of favorable premium levels due to shortages of capacity. Capacity could also be reduced by Carriers failing or withdrawing from writing certain coverages that we offer our customers. Commission rates and premiums can change based on prevailing legislative, economic and competitive factors that affect Carriers. These factors, which are not within our control, include the capacity of Carriers to place new business, underwriting and non-underwriting profits of Carriers, consumer demand for insurance products, the availability of comparable products from other Carriers at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance products, to consumers. We cannot predict the timing or extent of future changes in commission rates or premiums or the effect any of these changes will have on our business, financial condition and results of operations.

Contingent Commissions we receive from Carriers are less predictable than standard commissions, and any decrease in the amount of these kinds of commissions we receive could adversely affect our results of operations.

A portion of our revenues consists of Contingent Commissions we receive from Carriers. Contingent Commissions are paid by Carriers based upon the profitability, volume and/or growth of the business placed with such companies during the prior year. If, due to the current economic environment or for any other reason, we are unable to meet Carriers’ profitability, volume or growth thresholds, or Carriers increase their estimate of loss reserves (over which we have no control), actual Contingent Commissions we receive could be less than anticipated, which could adversely affect our business, financial condition and results of operations.

Our business is subject to risks related to legal proceedings and governmental inquiries.

We are subject to litigation, regulatory investigations and claims arising in the normal course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. While we have insurance coverage for some of these potential claims, others may not be covered by insurance, insurers may dispute coverage or any ultimate liabilities may exceed our coverage.

We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, Carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted and such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations, as well as regulatory investigations. The insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of Contingent Commissions by insurance brokers and agents from Carriers and the extent to which such compensation has been disclosed, the collection of Agency Fees, bid rigging and related matters. From time to time, our subsidiaries received informational requests from governmental authorities. We have cooperated and will continue to cooperate fully with all governmental agencies.

There have been a number of revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to our products sold. Some Carriers have agreed with regulatory authorities to end the payment of Contingent Commissions on insurance products, which could impact our commissions that are based on the volume, consistency and profitability of business generated by us.

We cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations or audits that could, if determined adversely, have a material impact on us. The interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. We could also be materially adversely affected by any new industry-wide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to client relationships, or diversion of personnel and management resources.

Conditions impacting Carriers or other parties that we do business with may impact us.

We have a significant amount of accounts receivable from Carriers with which we place insurance. If those Carriers were to experience liquidity problems or other financial difficulties, we could encounter delays or defaults in payments owed to us, which could have a significant adverse impact on our financial condition and results of operations. The potential for an insurer to cease writing insurance we offer our clients could negatively impact overall capacity in the industry, which in turn could have the effect of reduced placement of certain lines and types of insurance and reduced revenue and profitability for us. Questions about a Carrier’s perceived stability or financial strength may contribute to such insurers’ strategic decisions to focus on certain lines of insurance to the detriment of others.

Regulations affecting Carriers with which we place business affect how we conduct our operations.

Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all Carriers with which we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers, diverting management resources away from operating our business.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

The business of providing insurance products and services is highly competitive and we expect competition to intensify. We compete for clients on the basis of reputation, client service, program and product offerings and our ability to tailor products and services to meet the specific needs of a client.

We actively compete with numerous integrated financial services organizations as well as Carriers and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Competition may reduce the fees that we can obtain for services provided, which would have an adverse effect on revenue and margins. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. To the extent that banks, securities firms and Carrier affiliates, the financial services industry may experience further consolidation, and we therefore may experience increased competition from Carriers and the financial services industry, as a growing number of larger financial institutions increasingly, and aggressively, offer a wider variety of financial services, including insurance intermediary services. In addition, a number of Carriers are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to brokers.

In addition, new competitors, alliances among competitors or mergers of competitors could emerge and gain significant market share, and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that we offer or develop. Competitors may be able to respond to the need for technological changes and innovate faster, or price their services more aggressively. They may also compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share more effectively than we do. To respond to increased competition and pricing pressure, we may have to lower the cost of our services or decrease the level of service provided to clients, which could have an adverse effect on our business, financial condition and results of operations.

Some of our competitors may be able to sustain the costs of litigation more effectively than we can because they have substantially greater resources. In the event any of such competitors initiate litigation against us, such litigation, even if without merit, could be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, financial condition and results of operations.

Similarly, any increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

•	Increased capital-raising by Carriers, which could result in new capital in the industry, which in turn may lead to lower insurance premiums and commissions;

•	Carriers selling insurance directly to insureds without the involvement of a broker or other intermediary;

•	Changes in our business compensation model as a result of regulatory developments;

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Federal and state governments establishing programs to provide property insurance in catastrophe-prone areas or other alternative market types of coverage, that compete with, or completely replace, insurance products offered by Carriers; and

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Increased competition from new market participants such as banks, accounting firms, consulting firms and Internet or other technology firms offering risk management or insurance brokerage services, or new distribution channels for insurance such as payroll firms.

New competition as a result of these or other competitive or industry developments could cause the demand for our products and services to decrease, which could in turn adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be negatively affected by E&O claims.

We have significant insurance agency and brokerage operations, and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance and rendering coverage advice. These activities involve substantial amounts of money. Since E&O claims against us may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of clients, to provide Carriers with complete and accurate information relating to the risks being insured, or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have errors and omissions insurance coverage to protect against the risk of liability resulting from our alleged and actual errors and omissions. Prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages or whether our errors and omissions insurance will cover such claims.

In establishing liabilities for E&O claims, we utilize case level reviews by inside and outside counsel and an internal analysis to estimate potential losses. The liability is reviewed annually and adjusted as developments warrant. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our results of operations, financial condition or cash flow in a given quarterly or annual period.

Our business is dependent upon information processing systems. Security or data breaches may hurt our business.

Our ability to provide insurance services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade our information processing capabilities. As our operations evolve, we will need to continue to make investments in new and enhanced information systems. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our business, financial condition and results of operations.

In the course of providing financial services, we may electronically store or transmit personally identifiable information, such as social security numbers or credit card or bank information, of clients or employees of clients. Breaches in data security or infiltration by unauthorized persons of our network security could cause interruptions in operations and damage to our reputation. While we maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information, we cannot entirely eliminate the risk of improper access to or disclosure of personally identifiable information nor the related costs we incur to mitigate the consequences from such events. Privacy laws and regulations are matters of growing public concern and are continuously changing in the states in which we operate. The failure to adhere to or successfully implement procedures to respond to these regulations could result in legal liability or impairment to our reputation.

Further, despite security measures taken, our systems may be vulnerable to physical break-ins, unauthorized access, viruses or other disruptive problems. If our systems or facilities were infiltrated or damaged, our clients could experience data loss, financial loss and significant business interruption leading to a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant additional resources to modify protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications.

We rely on the availability and performance of information technology services provided by third parties.

While we maintain some of our critical information technology systems, we are also dependent on third party service providers, including Salesforce.com, to provide important information technology services relating to, among other things, agency management services, sales and service support, electronic communications and certain finance functions. If the service providers to which we outsource these functions do not perform effectively, we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property through security breach, the loss of sensitive data through security breach, or otherwise. While we or any third party service provider have not experienced any significant disruption, failure or breach impacting our information technology systems, any such disruption, failure or breach could adversely affect our business, financial condition and results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to clients in a disaster recovery scenario.

If we are unable to apply technology effectively in driving value for our clients through technology-based solutions or gain internal efficiencies and effective internal controls through the application of technology and related tools, our operating results, client relationships, growth and compliance programs could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat of digital disruption and other technology change. We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs.

In some cases, we depend on key vendors and partners to provide technology and other support for our strategic initiatives, such as the Salesforce.com platform. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

Damage to our reputation could have a material adverse effect on our business.

Our reputation is one of our key assets. We advise our clients on and provide services related to a wide range of subjects and our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these or other matters, including our association with clients or business partners who themselves have a damaged reputation, or from actual or alleged conduct by us or our employees, could damage our reputation. Any resulting erosion of trust and confidence among existing and potential clients, regulators and other parties important to the success of our business could make it difficult for us to attract new clients and maintain existing ones, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to retain or hire qualified employees, as well as the loss of any of our executive officers, could negatively impact our ability to retain existing business and generate new business.

Our success depends on our ability to attract and retain skilled and experienced personnel. There is significant competition from within the insurance industry and from businesses outside the industry for exceptional employees, especially in key positions. If we are not able to successfully attract, retain and motivate our employees, our business, financial condition, results of operations and reputation could be materially and adversely affected.

If any of our key professionals were to join an existing competitor or form a competing company, some of our customers could choose to use the services of that competitor instead of our services. Our key personnel are prohibited by contract from soliciting our employees and customers and from competing in our industry in the vicinity of the Company office at which such key personnel member was employed for a period of two years following separation from employment with us. However, there can be no assurance that we will be successful in enforcing these contracts.

In addition, we could be adversely affected if we fail to adequately plan for the succession of our senior leaders, including our founders and key executives. In particular, our future success is substantially dependent on the continued service our co-founder, chairman and CEO, Mark Jones. Although we operate with a decentralized management system, the loss of our senior managers or other key personnel, or our inability to continue to identify, recruit and retain such personnel, could materially and adversely affect our business, financial condition and results of operation.

The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, landslides, tornadoes, typhoons, tsunamis, hailstorms, explosions, climate events or weather patterns and pandemic health events, as well as man-made disasters, including acts of terrorism, military actions, cyber-terrorism, explosions and biological, chemical or radiological events. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas. They could also result in reduced underwriting capacity of our Carriers, making it more difficult for our agents to place business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. Any increases in loss ratios due to natural or man-made disasters could impact our Contingent Commissions, which are primarily driven by both growth and profitability metrics.

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. Finally, a natural or man-made disaster could increase the incidence or severity of E&O claims against us.

Non-compliance with or changes in laws, regulations or licensing requirements applicable to us could restrict our ability to conduct our business.

The industry in which we operate is subject to extensive regulation. We are subject to regulation and supervision both federally and in each applicable local jurisdiction. In general, these regulations are designed to protect clients, policyholders and insureds and to protect the integrity of the financial markets, rather than to protect stockholders or creditors. Our ability to conduct business in these jurisdictions depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and other regulatory authorities. Failure to comply with regulatory requirements, or changes in regulatory requirements or interpretations, could result in actions by regulators, potentially leading to fines and penalties, adverse publicity and damage to our reputation in the marketplace. There can be no assurance that we will be able to adapt effectively to any changes in law. In extreme cases, revocation of a subsidiary’s authority to do business in one or more jurisdictions could result from failure to comply with regulatory requirements. In addition, we could face lawsuits by clients, insureds and other parties for alleged violations of certain of these laws and regulations. It is difficult to predict whether changes resulting from new laws and regulations will affect the industry or our business and, if so, to what degree.

Employees and principals who engage in the solicitation, negotiation or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance and laws and regulations govern whether licensees may share commissions with unlicensed entities and individuals. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority. State insurance regulators and the National Association of Insurance Commissioners continually review existing laws and regulations, some of which affect our business. These supervisory agencies regulate many aspects of the insurance business, including, the licensing of insurance brokers and agents and other insurance intermediaries, the handling of third-party funds held in a fiduciary capacity, and trade practices, such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents.

Federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the insurance industry as well as to the sale of products or services to seniors. Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business.

In connection with the implementation of our corporate strategies, we face risks associated with the acquisition or disposition of businesses, the entry into new lines of business, the integration of acquired businesses and the growth and development of these businesses.

In pursuing our corporate strategy, we may acquire other businesses or dispose of or exit businesses we currently own. The success of this strategy is dependent upon our ability to identify appropriate acquisition and disposition targets, negotiate transactions on favorable terms, complete transactions and, in the case of acquisitions, successfully integrate them into our existing businesses. If a proposed transaction is not consummated, the time and resources spent in researching it could adversely result in missed opportunities to locate and acquire other businesses. If acquisitions are made, there can be no assurance that we will realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies or expected synergies. If we dispose of or otherwise exit certain businesses, there can be no assurance that we will not incur certain disposition related charges, or that we will be able to reduce overhead related to the divested assets.

From time to time, either through acquisitions or internal development, we may enter new lines of business or offer new products and services within existing lines of business. These new lines of business or new products and services may present additional risks, particularly in instances where the markets are not fully developed. Such risks include the investment of significant time and resources; the possibility that these efforts will be not be successful; the possibility that marketplace does not accept our products or services, or that we are unable to retain clients that adopt our new products or services; and the risk of additional liabilities associated with these efforts. In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, integrating the acquired business into our systems and culture, recruiting professionals and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives and shifting market preferences may also impact the successful implementation of a new line of business. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, financial condition and results of operations.

We have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to operate our business.

As of December 31, 2017, we had total consolidated debt outstanding of approximately $49.6 million, collateralized by substantially all of the Company’s assets, including rights to future commissions. In the year ending December 31, 2016, we had debt servicing costs of $346,667, all of which was attributable to interest. In the year ending December 31, 2017, we had debt servicing costs of $2,691,677, of which $2,316,677 was attributable to interest. The level of debt we have outstanding during any period could adversely affect our financial flexibility. We also bear risk at the time debt matures. Our ability to make interest and principal payments, to refinance our debt obligations and to fund our planned capital expenditures will depend on our ability to generate cash from operations. Our ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, such as an environment of rising interest rates. The need to service our indebtedness will also reduce our ability to use cash for other purposes, including working capital, dividends to stockholders, acquisitions, capital expenditures, share repurchases, and general corporate purposes. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, and investments, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to effect such actions, if necessary, on favorable terms, or at all. We may not be able to refinance any of our indebtedness on favorable terms, or at all.

The Credit Agreement (as defined below) governing our debt contains covenants that, among other things, restrict our ability to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change our business or make investments and require us to comply with certain financial covenants. The restrictions in the Credit Agreement governing our debt may prevent us from taking actions that we believe would be in the best interest of our business and our stockholders and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional or more restrictive covenants that could affect our financial and operational flexibility, including our ability to pay dividends. We cannot make any assurances that we will be able to refinance our debt or obtain additional financing on terms acceptable to us, or at all. A failure to comply with the restrictions under the Credit Agreement could result in a default under the financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause our obligations with respect to our debt to be accelerated and have a material adverse effect on our business, financial condition and results of operations.

Because our business is highly concentrated in Texas, California, Florida and Illinois, adverse economic conditions, natural disasters, or regulatory changes in these states could adversely affect our financial condition.

A significant portion of our business is concentrated in Texas, California, Florida and Illinois. The insurance business is primarily a state-regulated industry, and therefore, state legislatures may enact laws that adversely affect the insurance industry. Because our business is concentrated in the states identified above, we face greater exposure to unfavorable changes in regulatory conditions in those states than insurance intermediaries whose operations are more diversified through a greater number of states. In addition, the occurrence of adverse economic conditions, natural or other disasters, or other circumstances specific to or otherwise significantly impacting these states could adversely affect our financial condition, results of operations and cash flows. We are susceptible to losses and interruptions caused by hurricanes (particularly in Texas, where our headquarters and several offices are located), earthquakes, power shortages, telecommunications failures, water shortages, floods, fire, extreme weather conditions, geopolitical events such as terrorist acts and other natural or man-made disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Changes in tax laws as a result of the enactment of recent tax legislation could impact our operations and profitability.

Legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law on December 22, 2017. The Tax Reform Act will make significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In the case of individuals, the tax brackets will be adjusted, the top federal income rate will be reduced to 37%, special rules will reduce taxation of certain income earned through pass-through entities and various deductions will be eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year, decreasing the mortgage interest deduction on new homes to $750,000 and eliminating the home equity line of credit interest deduction for loans that are not considered home acquisition debt.

Changes in these deductions may affect taxpayers in states with high residential home prices and high state and local taxes, such as California and New York, and may also negatively impact the housing market. Our homeowner and dwelling property lines of business comprised 52% of our premiums in 2017 and a majority of our new accounts are sourced by referral sources tied to home closing transactions. As we expand our franchise pipeline into new geographies that are located in high tax jurisdictions, we cannot guarantee our ability to grow our client base at the same pace as our existing geographies and generate new business if there is lower demand in the housing market as a consequence of the Tax Reform Act.

We derive a significant portion of our commission revenues from a limited number of Carriers, the loss of which would result in additional expense and loss of market share.

For the year ended December 31 2017, six Carriers accounted for 61% of our total core commissions, or $26.0 million of our 2017 total core commissions, three Carriers of which accounted for 44%, or $18.9 million, of our total core commissions. We have three Carriers who each represent 10% or more of our total revenue. These Carriers represented 18%, 14% and 11% of our total revenue in 2016 and 18%, 15% and 11% of our total revenue in 2017. Should any of these Carriers seek to terminate its arrangements with us, we could be forced to move our business to another Carrier and some additional expense and loss of market share could possibly result.

Our business may be harmed if we lose our relationships with Carriers, fail to maintain good relationships with Carriers, become dependent upon a limited number of Carriers or fail to develop new Carrier relationships.

Our business typically enters into contractual agency relationships with Carriers that are sometimes unique to Goosehead, but non-exclusive and terminable on short notice by either party for any reason. In many cases, Carriers also have the ability to amend the terms of our agreements unilaterally on short notice. Carriers may be unwilling to allow us to sell their existing or new insurance products or may amend our agreements with them, for a variety of reasons, including for competitive or regulatory reasons or because of a reluctance to distribute their products through our platform. Carriers may decide to rely on their own internal distribution channels, choose to exclude us from their most profitable or popular products, or decide not to distribute insurance products in individual markets in certain geographies or altogether. The termination or amendment of our relationship with a Carrier could reduce the variety of insurance products we offer. We also could lose a source of, or be paid reduced commissions for, future sales and could lose Renewal Revenue for past sales. Our business could also be harmed if we fail to develop new Carrier relationships.

In the future, it may become necessary for us to offer insurance products from a reduced number of Carriers or to derive a greater portion of our revenues from a more concentrated number of Carriers as our business and the insurance industry evolve. Should our dependence on a smaller number of Carriers increase, whether as a result of the termination of Carrier relationships, Carrier consolidation or otherwise, we may become more vulnerable to adverse changes in our relationships with our Carriers, particularly in states where we offer insurance products from a relatively small number of Carriers or where a small number of Carriers dominate the market. The termination, amendment or consolidation of our relationship with our Carriers could harm our business, financial condition and results of operations.

The failure by Mark Jones and Robyn Jones to maintain a minimum voting interest in us could trigger a change of control default under our Credit Agreement.

Pursuant to the Credit Agreement, either (i) Mark Jones and Robyn Jones ceasing to control, directly or indirectly, the ability to dispose of at least sixty-six and two-thirds percent of the outstanding ownership interests in Goosehead Financial, LLC, or (ii) Mark Jones and Robyn Jones ceasing to possess the right to elect a majority of the board of directors (or similar body), and to direct the management policies and decisions, of Goosehead Financial, LLC, will trigger a change of control default. Such a default could result in the acceleration of repayment of our and our subsidiaries’ indebtedness, including borrowings under the Revolving Credit Facility (as defined below) if not waived by the lenders under the Credit Agreement. Mark Jones and Robyn Jones may choose to dispose of part or all of their stakes in us and/or may cease to exercise the current level of control they have over the appointment and removal of members of our board of directors. Any such changes may trigger a change of control event that could result in us being forced to repay the outstanding sums owed under our Credit Agreement. If any such event occurs, this may negatively affect our financial condition and operating results. In addition, we may not have sufficient funds to finance repayment of any of such indebtedness upon any such change of control.

Risks relating to our franchise business

The failure to attract and retain highly qualified Franchisees could compromise our ability to expand the Goosehead network.

Our most important asset is the people in our network, and the success of Goosehead depends largely on our ability to attract and retain high quality franchise agents. If we fail to attract and retain franchise agents, our Franchisees may fail to generate the revenue necessary to pay the contractual fees owed to us.

The nature of franchise relationships can give rise to conflict. For example, Franchisees or agents may become dissatisfied with the amount of contractual fees owed under franchise or other applicable arrangements, particularly in the event that we decide to increase fees further. They may disagree with certain network-wide policies and procedures, including policies such as those dictating brand standards or affecting their marketing efforts. They may also be disappointed with any marketing campaigns designed to develop our brand. There are a variety of reasons why our franchisor-franchisee relationship can give rise to conflict. If we experience any conflicts with our Franchisees on a large scale, our Franchisees may decide not to renew their Franchise Agreements upon expiration or may file lawsuits against us or they may seek to disaffiliate with us, which could also result in litigation. These events may, in turn, materially and adversely affect our business, financial condition and results of operations.

Our financial results are affected directly by the operating results of Franchisees and agents, over whom we do not have direct control.

Our franchises generate revenue in the form of Agency Fees and commissions. Accordingly, our financial results depend upon the operational and financial success of our Franchisees and their agents. If industry trends or economic conditions are not sustained or do not continue to improve, our Franchisees’ financial results may worsen and our revenue may decline. We may also have to terminate Franchisees due to non-reporting and non-payment. Further, if Franchisees fail to renew their Franchise Agreements, or if we decide to restructure Franchise Agreements in order to induce Franchisees to renew these agreements, then our revenues may decrease, and profitability from new Franchisees may be lower than in the past due to reduced ongoing fees and other non-standard incentives we may need to provide.

We rely in part on our Franchisees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective Franchisees, we cannot be certain that our Franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas and state franchise laws may limit our ability to terminate or modify these Franchise Agreements. Moreover, despite our training, support and monitoring, Franchisees may not successfully operate in a manner consistent with our standards and requirements, or may not hire and train qualified personnel. The failure of our Franchisees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective Franchisees and could materially adversely affect our business, financial condition or results of operations.

Our Franchisees and agents could take actions that could harm our business.

Our Franchisees are independent businesses and the agents who work within these brokerages are independent contractors and, as such, are not our employees, and we do not exercise control over their day-to-day operations. Our Franchisees may not operate their insurance brokerage businesses in a manner consistent with industry standards, or may not attract and retain qualified independent contractor agents. If Franchisees were to provide diminished quality of service to customers, engage in fraud, defalcation, misconduct or negligence or otherwise violate the law or realtor codes of ethics, our image and reputation may suffer materially and we may become subject to liability claims based upon such actions of our Franchisees and agents. Any such incidence could adversely affect our results of operations.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our Franchisees, our growth strategies or the ordinary course of our business or our Franchisees’ business. Other incidents may arise from events that are or may be beyond our control and may damage our brand, such as actions taken (or not taken) by one or more Franchisees or their agents relating to health, safety, welfare or other matters; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our total agent count and, ultimately, lower continuing franchise fees, which in turn would materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of additional risks associated with our Franchisees.

Our franchise system subjects us to a number of risks, any one of which may harm the reputation associated with our brand, and/or may materially and adversely impact our business and results of operations.

Franchisee insurance. The Franchise Agreements require each Franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits or the Franchisee could lack the required insurance at the time the claim arises, in breach of the insurance requirement, and policy payments made to Franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a Franchisee’s ability to satisfy its obligations under its Franchise Agreement, including its ability to make payments for contractual fees or to indemnify us.

Franchise nonrenewal. Each Franchise Agreement has an expiration date. Upon the expiration of the Franchise Agreement, we or the Franchisee may or may not elect to renew the Franchise Agreement. If the Franchise Agreement is renewed, such renewal is generally contingent on the Franchisee’s execution of the then-current form of Franchise Agreement (which may include terms the Franchisee deems to be more onerous than the prior Franchise Agreement), the satisfaction of certain conditions and the payment of a renewal fee. If a Franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring Franchise Agreement will terminate upon expiration of the term of the Franchise Agreement. If Franchisees choose not to renew their Franchise Agreements, then this could have a material impact on our financial condition.

Failure to support our expanding franchise system could have a material adverse effect on our business, financial condition or results of operations.

Our growth strategy depends in part on expanding our franchise network, which will require the implementation of enhanced business support systems, management information systems, financial controls and other systems and procedures as well as additional management, franchise support and financial resources. We may not be able to manage our expanding franchise system effectively. Failure to provide our Franchisees with adequate support and resources could materially adversely affect both our new and existing Franchisees as well as cause disputes between us and our Franchisees and potentially lead to material liabilities. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our franchising activities are subject to a variety of state and federal laws and regulations regarding franchises, and any failure to comply with such existing or future laws and regulations could adversely affect our business.

The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (“FTC”). The FTC requires that franchisors make extensive disclosure to prospective Franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate Franchise Agreements or to withhold consent to the renewal or transfer of these agreements. We believe that our franchising procedures, as well as any applicable state-specific procedures, comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we offer new Franchise Agreements. However, noncompliance could reduce anticipated revenue, which in turn may materially and adversely affect our business, financial condition and results of operations.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition.

Such litigation and other proceedings may include, but are not limited to, complaints from or litigation by Franchisees, usually related to alleged breaches of contract or wrongful termination under the Franchise Agreements, actions relating to intellectual property, commercial arrangements and franchising arrangements.

In addition, litigation against a Franchisee or its affiliated sales agents by third parties, whether in the ordinary course of business or otherwise, may also include claims against us for liability by virtue of the franchise relationship. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, financial condition and results of operations. Franchisees may fail to obtain insurance naming Goosehead Insurance, Inc. as an additional insured on such claims. In addition to increasing Franchisees’ costs and limiting the funds available to pay us contractual fees and reducing the execution of new Franchise Agreements, claims against us (including vicarious liability claims) divert our management resources and could cause adverse publicity, which may materially and adversely affect us and our brand, regardless of whether such allegations are valid or whether we are liable. A substantial unsatisfied judgment against us or one of our subsidiaries could result in bankruptcy, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to manage growth successfully.

In order to successfully expand our business, we must effectively recruit, develop and motivate new Franchisees, and we must maintain the beneficial aspects of our corporate culture. We may not be able to hire new employees with the expertise necessary to manage our growth quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully develop our Franchisees, our Franchisee and employee morale, productivity and retention could suffer, and our brand and results of operations could be harmed. Effectively managing our potential growth could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our brand and results of operations could be adversely affected.

Risks relating to intellectual property and cybersecurity

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the “Goosehead Insurance” brand is critical to growing our business, particularly in new markets where we have limited brand recognition. If we do not successfully build and maintain a strong brand, our business could be materially harmed. Maintaining and enhancing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach and employee training. We actively engage in advertisements, targeted promotional mailings and email communications, and engage on a regular basis in public relations and sponsorship activities. These investments may be substantial and may fail to encompass the optimal range of traditional, online and social advertising media to achieve maximum exposure and benefit to the brand.

Infringement, misappropriation or dilution of our intellectual property could harm our business.

We believe our Goosehead Insurance trademark has significant value and that this and other intellectual property are valuable assets that are critical to our success. Unauthorized uses or other infringement of our trademarks or service marks could diminish the value of our brand and may adversely affect our business. Effective intellectual property protection may not be available in every market. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our trademarks and other intellectual property, our competitors and other third parties may misappropriate our intellectual property, and in the course of litigation, such competitors and other third parties occasionally attempt to challenge the breadth of our ability to prevent others from using similar marks or designs. If such challenges were to be successful, less ability to prevent others from using similar marks or designs may ultimately result in a reduced distinctiveness of our brand in the minds of consumers. Defending or enforcing our trademark rights, branding practices and other intellectual property could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results, even if such defense or enforcement is ultimately successful. Even though competitors occasionally may attempt to challenge our ability to prevent infringers from using our marks, we are not aware of any challenges to our right to use, and to authorize our Franchisees to use, any of our brand names or trademarks.

Failure to protect or enforce our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others, could harm our reputation, ability to compete effectively, financial condition and business.

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, clients, strategic partners and others. However, the protective steps that we take may be inadequate to deter misappropriation of our proprietary information or infringement of our intellectual property. In addition, we may be unable to detect the unauthorized use of our intellectual property rights. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively. In addition, even if we initiate litigation against third parties such as infringement suits, we may not prevail.

Meanwhile, third parties may assert intellectual property rights claims against us, which may be costly to defend, could require the payment of damages and could limit our ability to use or offer certain technologies, products or other intellectual property. Any intellectual property claims, with or without merit, could be expensive, take significant time and divert management’s attention from other business concerns. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe or violate the rights of others, or require us to purchase licenses from third parties, any of which could adversely affect our business, financial condition and results of operations.

Improper disclosure of confidential, personal or proprietary data, whether due to human error, misuse of information by employees or vendors, or as a result of cyberattacks, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information and financial information. We are subject to laws and regulations relating to the collection, use, retention, security and transfer of this information. These laws apply to transfers of information among our affiliates, as well as to transactions we enter into with third party vendors.

Cybersecurity breaches, such as computer viruses, unauthorized parties gaining access to our information technology systems and similar incidents could disrupt the security of our internal systems and business applications, impair our ability to provide services to our clients and protect the privacy of their data, compromise confidential business information, result in intellectual property or other confidential or proprietary information being lost or stolen, including client, employee or company data, which could harm our competitive position or otherwise adversely affect our business. Cyber threats are constantly evolving, which makes it more difficult to detect cybersecurity incidents, assess their severity or impact in a timely manner, and successfully defend against them.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or guarantee our safeguards against employee, vendor or third party malfeasance. It is possible that the steps we follow, including our security controls over personal data and training of employees on data security, may not prevent improper access to, disclosure of, or misuse of confidential, personal or proprietary information. This could cause harm to our reputation, create legal exposure, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.

Data privacy is subject to frequently changing laws, rules and regulations in the various jurisdictions in which we operate. For example, legislators in the U.S. are proposing new and more robust cybersecurity legislation in light of the recent broad-based cyberattacks at a number of companies. These and similar initiatives around the country could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. Our failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

Risks relating to our organizational structure

We are a holding company and our principal asset after completion of this offering will be our     % ownership interest in Goosehead Financial, LLC, and we are accordingly dependent upon distributions from Goosehead Financial, LLC to pay dividends, if any, taxes, make payments under the tax receivable agreement and pay other expenses.

We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our direct or indirect ownership of     % of the outstanding LLC Units. See “Organizational structure.” We have no independent means of generating revenue. As the sole managing member of Goosehead Financial, LLC, we intend to cause Goosehead Financial, LLC to make distributions to the Pre-IPO LLC Members and us, in amounts sufficient to cover all applicable taxes payable by us and the Pre-IPO LLC members and any payments we are obligated to make under the tax receivable agreement we intend to enter into as part of the reorganization transactions and to fund dividends to our stockholders in accordance with our dividend policy, to the extent our board of directors declares such dividends.

Deterioration in the financial conditions, earnings or cash flow of Goosehead Financial, LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and Goosehead Financial, LLC is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in our Credit Agreement or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, Goosehead Financial, LLC will be required to make distributions to us and the other holders of LLC Units, and the distributions that Goosehead Financial, LLC will be required to make may be substantial.

Under the amended and restated Goosehead Financial, LLC agreement, Goosehead Financial, LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Units holders’ respective allocable shares of the taxable income of Goosehead Financial, LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of interests in Goosehead Financial, LLC in connection with future taxable redemptions or exchanges of LLC Units for shares of our Class A common stock and (b) payments under the tax receivable agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the tax receivable agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Goosehead Financial, LLC, the Pre-IPO LLC Members would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.”

We are controlled by the Pre-IPO LLC Members whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

The Pre-IPO LLC Members will control approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) after the completion of this offering and the application of the net proceeds from this offering, as a result of their ownership of our Class B common stock, each share of which entitles its holder to 10 votes per share. The Pre-IPO LLC Members will continue to have a majority combined voting power of our common stock even when they own less than a majority economic interest in Goosehead Insurance, Inc. Further, pursuant to a stockholders agreement we and the Pre-IPO LLC Members will enter into (the “Stockholders Agreement”), the Pre-IPO LLC Members may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests in an amount exceeding $50 million, any change in the size of the board of directors and amendments to our certificate of incorporation or bylaws. In addition, the Stockholders Agreement will provide that approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of Goosehead Insurance, Inc. and Goosehead Financial, LLC’s business, any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation).

This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company which could deprive you of an opportunity to receive a premium for your shares of Class A common stock and may make some transactions more difficult or impossible without the support of the Pre-IPO LLC Members, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power with the Pre-IPO LLC Members may have a negative impact on the price of our Class A common stock. In addition, because the Pre-IPO LLC Members, as the only holders of our shares of Class B common stock, are entitled to 10 votes per share of Class B common stock on matters submitted to a vote of our stockholders, the Pre-IPO LLC Members will be able to control us as long as they hold at least 10% of the aggregate number of outstanding shares of our common stock. The Pre-IPO LLC Members may not be inclined to permit us to issue additional shares of Class A common stock, including for the facilitation of acquisitions, if it would dilute their holdings below the 10% threshold.

We cannot predict whether our dual class structure, combined with the concentrated control of the Pre-IPO LLC Members, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. Because of our dual class structure, we will likely be excluded from these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The Pre-IPO LLC Members’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. Because the Pre-IPO LLC Members hold a majority of their economic interests in our business through Goosehead Financial, LLC rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, the Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain relationships and related party transactions—Tax receivable agreement.” In addition, the Pre-IPO LLC Members’ significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180-day lock-up period expires, the Pre-IPO LLC Members will be able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

Our certificate of incorporation and Stockholders Agreement will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” under Delaware law will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities. This doctrine will not apply to any business activity other than insurance brokerage activities. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.” Furthermore, the Pre-IPO LLC Members have business relationships outside of our business.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.

Upon completion of this offering, Mark E. Jones, our chief executive officer and Chairman of the Board, and Robyn Jones, Vice Chairman of the Board, will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements.

As a controlled company, we will rely on certain exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements. Accordingly, we have opted not to implement a stand-alone nominating and corporate governance committee and our compensation committee will not be fully independent. As a consequence of our reliance on certain exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Global Market. See “Management—Controlled company exception.”

We will be required to pay the Pre-IPO LLC Members for certain tax benefits we may claim, and the amounts we may pay could be significant.

As described under “Organizational structure,” future taxable redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock are expected to result in tax basis adjustments to the assets of Goosehead Financial, LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Pre-IPO LLC Members that will provide for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Insurance, Inc.’s assets resulting from (a) the purchase of LLC Units from any of the Pre-IPO LLC Members using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment of obligation of us and not Goosehead Financial, LLC.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by Pre-IPO LLC Members, the price of our Class A common stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Goosehead Financial, LLC attributable to the redeemed or exchanged LLC Units, the payments that we may make to the existing Pre-IPO LLC Members could be substantial. For example, assuming (i) that the Pre-IPO LLC Members redeemed or exchanged all of their LLC units immediately after the completion of this offering, (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the tax receivable agreement, based on the assumed initial public offering price of $     per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that the tax savings we would be deemed to realize would aggregate approximately $     million over the      -year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Pre-IPO LLC Members 85% of such amount, or approximately $     million, over such period. The actual amounts we may be required to pay under the tax receivable agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and tax receivable agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the tax receivable agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain relationships and related party transactions—Tax receivable agreement”). Payments under the tax receivable agreement are not conditioned on the Pre-IPO LLC Members’ continued ownership of us. There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by Goosehead Financial, LLC are not sufficient to permit us to make payments under the tax receivable agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Pre-IPO LLC Members will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Pre-IPO LLC Members will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Pre-IPO LLC Members under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

This provision of the tax receivable agreement may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of Goosehead Financial, LLC to make distributions to us. Our Credit Agreement restricts the ability of Goosehead Financial, LLC to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks relating to ownership of our Class A common stock

There is no existing market for our Class A common stock, and we do not know if one will develop, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public market for our Class A common stock and we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the Nasdaq Global Market, or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The initial public offering price for our Class A common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

The disparity in the voting rights among the classes of our capital stock may have a potential adverse effect on the price of our Class A common stock.

Each share of our Class A common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Each Pre-IPO LLC Member, as the only holders of our Class B common stock, will be entitled to 10 votes per share of Class B common stock so long as the Pre-IPO LLC Members hold at least 10% of the aggregate number of outstanding shares of our common stock. The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our certificate of incorporation and by-laws provide for, among other things:

•	at any time after the Substantial Ownership Requirement is no longer met, there will be:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

•	supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and by-laws;

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a division of the board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three year terms, and such directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class;

•

our ability to issue additional shares of Class A common stock and to issue preferred stock with terms that the board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

Upon the consummation of this offering, we will have                  shares of Class A common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) outstanding, excluding                  shares of Class A common stock issuable upon potential redemptions or exchanges. Of these shares, the                 shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be freely tradable without further restriction or registration under the Securities Act. Upon the completion of this offering, the remaining              outstanding shares of Class A common stock (or                  shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), including shares issuable upon redemption or exchange, will be deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act. Immediately following the consummation of this offering, the holders of these remaining                  shares of our Class A common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full), including shares issuable upon redemption or exchange as described above will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. See “Shares eligible for future sale.” In addition, participants in the directed share program described under “Underwriting” who purchase more than $        of common stock will be subject to similar restrictions during the          -day period beginning on the date of this prospectus, except with the prior written consent of          . If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

We have identified material weaknesses in our internal controls over financial reporting for the years ended December 31, 2016 and 2017, and we may not be able to successfully maintain effective internal controls over financial reporting.

We identified control deficiencies in our financial reporting process that constituted material weaknesses for the year ended December 31, 2016 and 2017. The material weaknesses relate to the lack of adequate (i) executive management review of our GAAP financial statements, (ii) review of our accounting policies, including recent accounting pronouncements and significant transactions for the periods presented and (iii) information technology general controls in the areas of user access and program change management for certain information technology systems, and resulted in a restatement of Goosehead Insurance Holdings, LLC’s, a subsidiary of Goosehead Financial, LLC, previously issued financial statements as of and for the year ended December 31, 2016.

We have implemented certain measures to remediate these material weaknesses. For example, we have implemented policies requiring our executive management and audit committee to review our financial statements presented on a GAAP basis. Additionally, we have implemented policies requiring our chief financial officer, controller and assistant controller (who was recently hired to assist with financial reporting requirements) to systematically review and document all accounting policies and procedures around significant transactions to ensure compliance with the most recent GAAP pronouncements. Finally, we have updated certain users’ access and change control procedures to address the information technology general controls material weakness. We believe that the actions we have taken will remediate the identified material weaknesses.

However, we may suffer from other material weaknesses in the future. If we fail to maintain effective internal control over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to maintain effective internal control over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the Securities and Exchange Commission (the “SEC”), subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments for so long as we remain an emerging growth company. We also intend to take advantage of an exemption that will permit us to comply with new or revised accounting standards within the same time periods as private companies. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	sales, or anticipated sales, of large blocks of our stock, including those by our existing investors;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic and political conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

After this offering, we will be a holding company and will have no material assets other than our ownership of LLC Units in Goosehead Financial, LLC and we will not have any independent means of generating revenue. We intend to cause Goosehead Financial, LLC to make pro rata distributions to the Pre-IPO LLC Members and us in an amount at least sufficient to allow us and the Pre-IPO LLC Members to pay all applicable taxes, to make payments under the tax receivable agreement we will enter into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses. Goosehead Financial, LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from them. If Goosehead Financial, LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our dividends and financial position and our ability to fund any dividends.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to declare periodic dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in our debt agreements, business prospects and other factors that our board of directors considers relevant. In addition, our Credit Agreement limits the amount of distributions that Goosehead Financial, LLC can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Dividend policy,” “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of capital stock.”

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after the offering. Based on our pro forma net tangible book value as of December 31, 2017, if you purchase our Class A common stock in this offering, you will suffer immediate dilution in net tangible book value per share of approximately $        per share. See “Dilution.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our Class A common stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

Special note regarding forward-looking statements

We have made statements under the captions “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk factors.” You should specifically consider the numerous risks outlined under “Risk factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Organizational structure

Structure prior to the reorganization transactions

We and our predecessors have been in the insurance brokerages business for approximately 14 years. We currently conduct our business through Goosehead Financial, LLC.

Prior to the commencement of the reorganization transactions, Goosehead Financial, LLC had limited liability company interests outstanding in the form of Class A and Class B units.

The following diagram depicts Goosehead Insurance, Inc.’s organizational structure immediately prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Goosehead Insurance, Inc.’s organizational structure.

Common membership interests

Prior to the commencement of the reorganization transactions, the Class A and Class B membership interests were owned as follows (for a description of the beneficial ownership interests described below see “Principal Stockholders”):

•	Mr. Mark E. Jones and Mrs. Robyn Jones beneficially owned 70.29% of Goosehead Financial, LLC’s Class A interests;

•	The estate of Mr. Doug Jones beneficially owned 5.11% of Goosehead Financial, LLC’s Class A interests;

•	Children of Mark and Robyn Jones collectively beneficially owned 83.19% of Goosehead Financial, LLC’s Class A interests;

•

Mr. Michael C. Colby beneficially owned 3.93% of Goosehead Financial, LLC’s Class A interests and 100% of Goosehead Financial, LLC’s Class B interests (representing a 4.24% voting interest in Goosehead Financial, LLC);

•	Mr. Jeffrey Saunders beneficially owned 1.00% of Goosehead Financial, LLC’s Class A interests; and

•	TWIP beneficially owned 4.85% of Goosehead Financial, LLC’s Class A interests.

The reorganization transactions

In connection with this offering, we intend to enter into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “reorganization transactions:”

•

Goosehead Insurance, Inc. will become the sole managing member of Goosehead Financial, LLC pursuant to the amended and restated limited liability company agreement of Goosehead Financial, LLC, as described below. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Goosehead Financial, LLC and will also indirectly have a substantial financial interest in Goosehead Financial, LLC, we will consolidate the financial results of Goosehead Financial, LLC, and a portion of our net income will be allocated to the non-controlling interest to reflect the entitlement of the Pre-IPO LLC Members to a portion of Goosehead Financial, LLC’s net income. In addition, because Goosehead Financial, LLC will be under the common control of the Pre-IPO LLC Members before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Pre-IPO LLC Members in the assets and liabilities of Goosehead Financial, LLC at their carrying amounts as of the date of the completion of these reorganization transactions.

•

The Goosehead Financial, LLC agreement will be amended and restated prior to this offering to, among other things, modify the Goosehead Financial, LLC capital structure by reclassifying the interests currently held by the Pre-IPO LLC Members into a single new class of non-voting common interest units that we refer to as “LLC Units.”

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Goosehead Insurance, Inc.’s certificate of incorporation will authorize the issuance of two classes of common stock. We will issue                  shares of Class A common stock to the public pursuant to this offering and, prior to the consummation of this offering, we will issue                  shares of our Class B common stock to the Pre-IPO LLC Members in exchange for certain management rights of Goosehead Financial, LLC.

•

Each share of Class A common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. For so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, or Substantial Ownership Requirement, each share of Class B common stock will entitle its holder to 10 votes per share on all matters submitted to a vote of our stockholders. Upon the completion of this offering, the Pre-IPO LLC Members will therefore have at all times prior to the date when the Substantial Ownership Requirement is no longer met, at least a majority of the combined voting power of our common stock through their ownership of all of our outstanding Class B common stock and will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of us or substantially all of our assets. Upon the date when the Substantial Ownership Requirement is no longer met, each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of our common stock will generally vote together as a single class on all matters. See “Description of capital stock.”

•	Each of the Pre-IPO LLC Members will be issued shares of our Class B common stock in an amount equal to the number of LLC Units held by each such Pre-IPO LLC Member.

•

Under the amended and restated Goosehead Financial, LLC agreement, the Pre-IPO LLC Members will have the right, from and after the completion of this offering (subject to the terms of the amended and restated

Goosehead Financial, LLC agreement), to require Goosehead Financial, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the amended and restated Goosehead Financial, LLC agreement. Additionally, in the event of a redemption request by a Pre-IPO LLC Member, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.” Except for transfers to us pursuant to the amended and restated Goosehead Financial, LLC agreement or to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

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The Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, approval by the Pre-IPO LLC Members will be required for certain corporate actions. These actions include: (1) a change of control; (2) acquisitions or dispositions of assets in an amount exceeding 15% of our total assets; (3) the issuance of equity of Goosehead Insurance, Inc. or any of its subsidiaries (other than under equity incentive plans that have received the prior approval of our board of directors) in an amount exceeding $50 million; (4) amendments to our certificate of incorporation or bylaws; (5) changes to the strategic direction or scope of Goosehead Insurance, Inc.’s business; and (6) any change in the size of the board of directors. The Stockholders Agreement will also provide that, until the Substantial Ownership Requirement is no longer met, the approval of the Pre-IPO LLC Members, will be required for the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation).

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The Goosehead Management Holders will, through a series of internal transactions, indirectly transfer their ownership interest in Goosehead Management, LLC to Goosehead Insurance, Inc. in exchange for the Goosehead Management Note.

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The Texas Wasatch Holders will, through a series of internal transactions, indirectly transfer their ownership interest in Texas Wasatch Insurance Holdings Group, LLC to Goosehead Insurance, Inc. in exchange for the Texas Wasatch Note.

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The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of          times the public offering price per share of the Class A common stock in this offering ($         million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (             shares of Class A common stock assuming              shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock).

•

Through a series of internal transactions, Goosehead Insurance, Inc. will contribute direct and indirect ownership interests in each of Texas Wasatch Insurance Holdings Group, LLC and Goosehead Management, LLC to Goosehead Financial, LLC so that Texas Wasatch Insurance Holdings Group, LLC and Goosehead Management, LLC will each become a wholly owned indirect subsidiary of Goosehead Financial, LLC. In exchange for the acquired ownership interest in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group LLC, wholly owned subsidiaries of Goosehead Insurance, Inc. will receive, in the aggregate, a number of LLC Units equal to the number of shares of Class A common stock issued in this offering and to the Goosehead Management and Texas Wasatch Holders (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock), representing     % of the outstanding LLC Units in Goosehead Financial, LLC.

Effect of the reorganization transactions and this offering

The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, us and are structured in a tax-efficient manner for the Pre-IPO LLC Members. The Pre-IPO LLC Members desire that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Goosehead Financial, LLC until such time in the future as they may elect to cause us to redeem or exchange their LLC Units for a corresponding number of shares of our Class A common stock.

After the completion of this offering, we intend to use the net proceeds from this offering to repay the Goosehead Management Note and the Texas Wasatch Note issued in consideration for the acquisition of the indirect ownership interests held by the Goosehead Management Holders and Texas Wasatch Holders in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, respectively, by Goosehead Insurance, Inc. Goosehead Insurance, Inc. intends to use the net proceeds (if any) from the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase from Goosehead Financial, LLC a number of LLC Units equal to the number of shares of Class A common stock issued pursuant to the exercise of the underwriters’ option to purchase additional shares. To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (             shares of Class A common stock assuming              shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock). The Pre-IPO LLC Members do not intend to sell any ownership interests in Goosehead Financial, LLC in connection with the reorganization transactions or this offering.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $        million. All of such offering expenses will be paid for or otherwise borne by Goosehead Insurance, Inc.

See “Use of proceeds” for further details.

The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

(1)	At the time of this offering, each share of Class B common stock will entitle its holder to 10 votes per share on all matters submitted to a vote of our stockholders. Upon the date when the Substantial Ownership Requirement is no longer met, each share of Class B common stock will entitle its holder to only one vote per share on all matters submitted to a vote of our stockholders.

(2)	Upon completion of this offering the Pre-IPO LLC Members will hold all outstanding shares of our Class B common stock, entitling them to % of the voting power in Goosehead Insurance, Inc. If the Pre-IPO LLC Members redeemed or exchanged all of their LLC Units for a corresponding number of shares of Class A common stock and their corresponding shares of Class B common stock were cancelled, they would hold % of the outstanding shares of Class A common stock (including any Class A common stock received by the Goosehead Management Holders and the Texas Wasatch Holders as part of the repayment (to the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full) of the Goosehead Management Note and the Texas Wasatch Note), entitling them to an equivalent percentage of economic interests and voting power in Goosehead Insurance, Inc. as of the completion of this offering. Goosehead Insurance, Inc. would then hold all of outstanding LLC Units, representing 100% of the economic power and 100% of the voting power in Goosehead Financial, LLC.

Upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

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Goosehead Insurance, Inc. will be appointed as the sole managing member of Goosehead Financial, LLC and will indirectly hold              LLC Units, constituting     % of the outstanding ownership interests in Goosehead Financial, LLC (or              LLC Units, constituting     % of the outstanding ownership interests in Goosehead Financial, LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom), of this amount     % of the outstanding ownership interest in Goosehead Financial, LLC corresponds to LLC Units acquired in connection with the issuance of Class A common stock to Goosehead Management Holders and Texas Wasatch Holders as part of the repayment of the Goosehead Management Note and Texas Wasatch Note, respectively;

•

the Pre-IPO LLC Members will hold approximately     % of the outstanding LLC Units and the Pre-IPO LLC Members, the Goosehead Management Holders and the Texas Wasatch Holders will collectively hold approximately     % of the combined voting power of our common stock (including any Class A common stock issued to the Goosehead Management Holders and the Texas Wasatch Holders as part of the repayment of the Goosehead Management and the Texas Wasatch Note, respectively) (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom); and

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Investors in this offering will collectively beneficially own                  shares of our Class A common stock, representing     % of the combined voting power in us (or                  shares and     %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom).

Holding company structure and the tax receivable agreement

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our indirect ownership interests in Goosehead Financial, LLC. The number of LLC Units that we and our wholly owned subsidiaries will own directly in the aggregate at any time will equal the aggregate number of outstanding shares of our Class A common stock. The economic interest represented by each LLC Unit that we or one of our wholly owned subsidiaries own will correspond to one share of our Class A common stock, and the total number of LLC Units owned directly by us, our wholly owned subsidiaries and the holders of our Class B common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock.

We do not intend to list our Class B common stock on any stock exchange.

As described above, we intend to use the net proceeds from this offering to repay the Goosehead Management Note and the Texas Wasatch Note issued in consideration for the acquisition of the ownership interests held by the Goosehead Management Holders and Texas Wasatch Holders in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, respectively, by Goosehead Insurance, Inc. To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (                 shares of Class A common stock assuming shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock). In exchange for the acquired ownership interest in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, wholly owned subsidiaries of Goosehead Insurance, Inc. will acquire a number of LLC Units equal to the number of shares of class A common stock issued in this offering from Goosehead Financial, LLC. Future taxable redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock are expected to produce tax basis adjustments to the assets of Goosehead Financial, LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions.

We intend to enter into a tax receivable agreement with the Pre-IPO LLC Members that will provide for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Financial, LLC’s assets resulting from (a) the acquisition of LLC Units from Goosehead Financial, LLC using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement, and

(ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Pre-IPO LLC Members will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Pre-IPO LLC Members will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Pre-IPO LLC Members under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See “Risk factors—We will be required to pay the Pre-IPO LLC Members for certain tax benefits we may claim, and the amounts we may pay could be significant.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $          million, after deducting underwriting discounts and commissions of approximately $          million, based on an assumed initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we expect to receive approximately $        million of net proceeds based on an assumed initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $          million. All of such offering expenses will be paid for or otherwise borne by Goosehead Insurance, Inc.

We intend to use the net proceeds from this offering to repay the Goosehead Management Note and the Texas Wasatch Note in consideration for the acquisition of the indirect ownership interests held by the Goosehead Management Holders and Texas Wasatch Holders in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, respectively. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of             times the public offering price per share of the Class A common stock in this offering ($         million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (         shares of Class A common stock assuming         shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock). In exchange for the acquired ownership interest in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, wholly owned subsidiaries of Goosehead Insurance, Inc. will acquire a number of LLC Units equal to the number of shares of Class A common stock issued in this offering from Goosehead Financial, LLC. Goosehead Insurance, Inc. intends to use the net proceeds (if any) from the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase from Goosehead Financial, LLC a number of LLC Units equal to the number of shares of Class A common stock issued pursuant to the exercise of the underwriters’ option to purchase additional shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the amount of proceeds to us from this offering available by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by Goosehead Insurance, Inc.

Dividend policy

Following this offering and subject to funds being legally available, we intend to cause Goosehead Financial, LLC to make pro rata distributions to the Pre-IPO LLC Members and us in an amount at least sufficient to allow us and the Pre-IPO LLC Members to pay all applicable taxes, to make payments under the tax receivable agreement we will enter into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses. The declaration and payment of any dividends by Goosehead Insurance, Inc. will be at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Goosehead Financial, LLC) to us; and

•	such other factors as our board of directors may deem relevant.

Goosehead Insurance, Inc. will be a holding company and will have no material assets other than its ownership of LLC Units in Goosehead Financial, LLC, and as a consequence, our ability to declare and pay dividends to the holders of our Class A common stock will be subject to the ability of Goosehead Financial, LLC to provide distributions to us. If Goosehead Financial, LLC makes such distributions, the Pre-IPO LLC Members will be entitled to receive equivalent distributions from Goosehead Financial, LLC. However, because we must pay taxes, make payments under the tax receivable agreement and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Goosehead Financial, LLC to the Pre-IPO LLC Members on a per share basis. See “Certain relationships and related party transactions—Tax receivable agreement.”

Assuming Goosehead Financial, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, tax receivable agreement payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if Goosehead Financial, LLC makes such distributions to us.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017:

•	on an actual basis for Goosehead Financial, LLC;

•	on an as adjusted basis to reflect the reorganization transactions described under “Organizational structure;” and

•

on a further adjusted basis to reflect the sale by us of                  shares of Class A common stock in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” and based on an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus.

This table should be read in conjunction with “Organizational structure,” “Use of proceeds,” “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and the financial statements and notes thereto appearing elsewhere in this prospectus.

	December 31, 2017
	Actual	As adjusted	As adjusted further
Cash and cash equivalents	$4,947,671	$	$

Note payable	$48,656,340	$	$

Members’ equity (deficit)/stockholders’ equity
Members’ equity (deficit)	(41,132,948)
Class A common stock, $0.01 par value per share, no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted; shares authorized, shares issued and outstanding, as adjusted further	—

Class B common stock, $0.01 par value per share, no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted; shares authorized, shares issued and outstanding, as adjusted further	—
Additional paid-in capital	—
Retained earnings	—
Total members’ equity (deficit)/stockholders’ equity	$(41,132,948)	$	$

Non-controlling interest	—

Total capitalization	$7,523,392	$	$

Unaudited pro forma financial information

The unaudited pro forma statement of operations for the year ended December 31, 2017 gives effect to (i) the reorganization transactions described under “Organizational structure” and (ii) certain adjustments in connection with the offering, as if each had occurred on January 1, 2017.

The unaudited pro forma balance sheet as of December 31, 2017 gives effect to (i) the reorganization transactions described under “Organizational structure” and (ii) the sale of                  shares of Class A common stock in this offering and the application of the net proceeds from this offering (referred to herein as the “Transactions”). See “Capitalization.”

The unaudited pro forma financial information has been prepared by our management and is based on Goosehead Financial, LLC’s consolidated and combined historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information for the year ended December 31, 2017 has been derived from Goosehead Financial, LLC’s consolidated and combined financial statements and accompanying notes included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that                  shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be     %, and the net income attributable to LLC Units not held by us will accordingly represent     % of our net income. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the ownership percentage represented by LLC Units not held by us will be     % and the net income attributable to LLC Units not held by us will accordingly represent     % of our net income. The higher percentage of net income attributable to LLC Units not held by us over the ownership percentage of LLC Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to our interest.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Goosehead Financial, LLC. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The unaudited pro forma financial information should be read together with “Capitalization,” “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our and Goosehead Financial, LLC’s financial statements and related notes thereto included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, are described in the notes to the unaudited pro forma consolidated and combined financial information, and principally include the following:

•	the reorganization transactions described under “Organizational structure;”

•	provision for federal and state income taxes of Goosehead Insurance, Inc. as a taxable corporation at an effective rate of % for the year ended December 31, 2017; and

•

Prior to this offering, the LLC Agreement of Goosehead Insurance Agency, LLC and Agreement of Limited Partnership of Texas Wasatch Insurance Services, L.P. entitled the Goosehead Management Holders and Texas Wasatch Holders to certain management fees consisting of 10% of the revenues for each quarter of Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P., respectively. As part of the Transaction adjustments, the Goosehead Management Holders and Texas Wasatch Holders will contribute their indirect ownership interests in Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P. to Goosehead Insurance, Inc. (which, in turn, will subsequently contribute such interests to Goosehead Financial, LLC) in exchange for a note receivable from Goosehead Insurance, Inc. to be paid with the IPO proceeds. The Goosehead Management Holders and Texas Wasatch Holders will no longer be entitled to receive such management fees. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of                times the public offering price per share of the Class A common stock in this offering ($        million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (                shares of Class A common stock assuming          shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock).

The pro forma adjustments related to this offering, which we refer to as the Offering adjustments, are described in the notes to the unaudited pro forma consolidated and combined financial information, and principally include the following:

•

the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $        million, assuming that the shares are offered at $        per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the application by Goosehead Insurance, Inc. of the net proceeds from this offering and the issuance of                shares of Class A common stock (assuming          shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to pay down the note payable to former Goosehead Management Holders and Texas Wasatch Holders;

•	the application by Goosehead Insurance, Inc. of the proceeds of this offering to pay fees and expenses of approximately $ million in connection with this offering; and

•	the grant of options to purchase shares of Class A common stock under our Incentive Plan in connection with this offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Unaudited pro forma condensed consolidated and combined statement of operations

Year ended December 31, 2017

	Historical GF, LLC(1)	Transaction adjustments		Pro forma GF, LLC	Offering adjustments		Pro forma Goosehead Insurance, Inc.

Revenues:
Commissions and agency fees	$27,030,018
Franchise revenues	15,437,753
Interest income	242,700

Total revenues	42,710,471

Operating expenses:
Employee compensation and benefits	24,544,425		(2)			(2)
General and administrative expenses	8,596,546
Bad debts	1,083,374
Depreciation and amortization	876,053

Total operating expenses	35,100,398

Income from operations	7,610,073

Other income (expense)
Other income	3,540,932
Interest expense	(2,474,110)

Income before income tax expense	8,676,895

Income tax expense	—		(3)			(3)

Net income	$8,876,895

Net income attributable to non-controlling interests	—		(4)			(4)

Net income attributable to Goosehead Insurance, Inc.	—

Pro forma net income per share data:
Pro forma weighted average shares of Class A common stock outstanding	—
Basic	—
Diluted	—

Net income available to Class A common stock per share
Basic	—
Diluted	—

See accompanying notes to unaudited pro forma financial information

Notes to unaudited pro forma condensed consolidated and combined statement of operations

Year ended December 31, 2017

(1)	Goosehead Insurance, Inc. was incorporated as a Delaware corporation on November 13, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated and combined statement of operations. This column represents the historical consolidated and combined financial statements of Goosehead Financial, LLC, the predecessor for accounting purposes.

(2)	This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant stock options to our directors and certain employees in connection with this offering. This amount was calculated assuming the stock options were granted on at an exercise price equal to $ per share, the midpoint of the estimated offering price set forth on the cover of this prospectus. The grant date fair value was determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	%
Expected dividend yield	%
Expected term (in years)
Risk-free interest rate	%

(3)	Goosehead Financial, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by Goosehead Financial, LLC will flow through to its partners, including us, and is generally not subject to tax at the Goosehead Financial, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of Goosehead Financial, LLC. As a result, the unaudited pro forma consolidated and combined statement of operations reflects adjustments to our income tax expense to reflect an effective income tax rate of %, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction.

(4)	Upon completion of the Transactions, Goosehead Insurance, Inc. will become the sole managing member of Goosehead Financial, LLC. Although we will have a minority economic interest in Goosehead Financial, LLC, we will have the sole voting interest in, and control the management of, Goosehead Financial, LLC. As a result, we will consolidate the financial results of Goosehead Financial, LLC and will report a non-controlling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Goosehead Insurance, Inc. will own % of the economic interest of Goosehead Financial, LLC and the Pre-IPO LLC Members will own the remaining % of the economic interest of Goosehead Financial, LLC. Net income attributable to non-controlling interests will represent % of the income before income taxes of Goosehead Insurance, Inc. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Goosehead Insurance, Inc. will own % of the economic interest of Goosehead Financial, LLC and the Pre-IPO LLC Members will own the remaining % of the economic interest of Goosehead Financial, LLC and net income attributable to non-controlling interests would represent % of the income before income taxes of Goosehead Financial, LLC.

Unaudited pro forma condensed consolidated and combined balance sheet

As of December 31, 2017

	Historical GF, LLC(1)	Transaction adjustments	Pro forma GF, LLC	Offering adjustments		Pro forma Goosehead Insurance, Inc.
ASSETS
Current Assets:
Cash and cash equivalents	$4,947,671				(3)
Restricted cash	417,911
Commissions and fees receivable, net	1,268,172
Receivable from franchisees, net	564,087
Prepaid expenses	521,362

Total current assets	7,719,203
Receivable from franchisees, net of current portion	1,360,686
Property and equipment, net of accumulated depreciation	6,845,121
Intangible assets, net of accumulated amortization	216,468
Other assets	565,191				(4)

Total assets	16,706,669

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities:
Short term debt	—	(2)			(2)
Accounts payable and accrued expenses	2,759,241
Premiums payable	417,911
Unearned revenue	1,062,050
Dividends payable	550,000
Deferred rent	477,818
Note payable	500,000

Total current liabilities	5,767,020
Deferred rent, net of current portion	3,916,257
Note payable, net of current portion	48,156,340

Total liabilities	57,839,617
Commitments and contingencies	—
Members’ equity (deficit)	(41,132,948)	(2)			(5)(6)
Class A common stock	—				(3)(7)(2)
Class B common stock	—				(6)
Additional paid-in capital	—				(3)(4)(7)(2)
Retained earnings	—				(5)(7)

Members’ equity (deficit)/stockholders’ equity attributable to Goosehead Insurance, Inc.	—
Non-controlling interest	—				(5)
Total liabilities and members’ equity (deficit)/stockholders’ equity	16,706,669

See accompanying notes to unaudited pro forma financial information

Notes to unaudited pro forma condensed consolidated and combined balance sheet

As of December 31, 2017

(1)	Goosehead Insurance, Inc. was incorporated as a Delaware corporation on November 13, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated and combined balance sheet. This column represents the consolidated and combined historical financial statements of Goosehead Financial, LLC, the predecessor for accounting purposes.

(2)	Prior to this offering, the LLC Agreement of Goosehead Insurance Agency, LLC and Agreement of Limited Partnership of Texas Wasatch Insurance Services, L.P. entitled the Goosehead Management Holders and Texas Wasatch Holders to certain management fees consisting of 10% of the revenues for each quarter of Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P., respectively. As part of the Transaction adjustments, the Goosehead Management Holders and Texas Wasatch Holders will contribute their indirect ownership interests in Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P. to Goosehead Insurance, Inc. (which, in turn, will subsequently contribute such interests to Goosehead Financial, LLC) in exchange for a note receivable from Goosehead Insurance, Inc. to be paid with the IPO proceeds and the issuance of shares of Class A common stock. The Goosehead Management Holders and Texas Wasatch Holders will no longer be entitled to receive such management fees. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of times the public offering price per share of the Class A common stock in this offering ($ million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering ( shares of Class A common stock assuming shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock).

(3)	For purposes of the unaudited pro forma financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be %, and the net income attributable to LLC Units not held by us will accordingly represent % of our net income. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the ownership percentage represented by LLC Units not held by us will be % and the net income attributable to LLC Units not held by us will accordingly represent % of our net income. The higher percentage of net income attributable to LLC Units not held by us over the ownership percentage of LLC Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to our interest.

Assumed initial public offering price per share	$
Shares of Class A common stock issued in this offering
Gross proceeds	$
Less: underwriting discounts and commissions
Less: offering expenses (including amounts previously deferred)
Net cash proceeds	$

(4)	We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on this unaudited pro forma consolidated and combined balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)	Upon completion of the Transactions, we will become the sole managing member of Goosehead Financial, LLC. Although we will have a minority economic interest in Goosehead Financial, LLC, we will have the sole voting interest in, and control the management of, Goosehead Financial, LLC. As a result, we will consolidate the financial results of Goosehead Financial, LLC and will report a non-controlling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage	Amount
Interest in Goosehead Financial, LLC held by Goosehead Insurance, Inc.
Non-controlling interest in Goosehead Financial, LLC held by Pre-IPO LLC Members

If the underwriters were to exercise in full their option to purchase additional shares of our Class A common stock, Goosehead Insurance, Inc. would own     % of the economic interest of Goosehead Financial, LLC and the Pre-IPO LLC Members would own the remaining     % of the economic interest of Goosehead Financial, LLC.

Following the consummation of this offering, the LLC Units held by the Pre-IPO LLC Members, representing the noncontrolling interest, will be redeemable at the election of the members, for shares of Class A common stock on a one-for one basis.

(6)	In connection with this offering, we will issue shares of Class B common stock to the Pre-IPO LLC Members, on a one-to-one basis with the number of LLC Units they own, for nominal consideration.

(7)	This adjustment represents the total increase in compensation expense we expect to incur following the completion of this offering as a result of the grant of options to purchase shares of Class A common stock under our 2018 Incentive Award Plan in connection with this offering.

Dilution

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Pre-IPO LLC Members.

Our pro forma net tangible book value as of December 31, 2017 would have been approximately $        million, or $        per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), assuming that the Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly-issued shares of our Class A common stock on a one-for-one basis.

After giving effect to the reorganization transactions, assuming that the Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly-issued shares of our Class A common stock on a one-for-one basis, and after giving further effect to the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $        per share (the midpoint of the estimated price range on the cover page of this prospectus) and the use of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been approximately $        million, or $        per share, representing an immediate increase in net tangible book value of $        per share to existing equity holders and an immediate dilution in net tangible book value of $        per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2017(1)
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma adjusted net tangible book value per share after this offering(2)
Dilution in pro forma net tangible book value per share to new investors	$

(1)	Reflects outstanding shares of Class A common stock.

(2)	Reflects outstanding shares, consisting of (i) shares of Class A common stock to be issued in this offering and (ii) the outstanding shares described in note (1) above.

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value after this offering by $        million and the dilution per share to new investors by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units redeemed or exchanged their LLC Units for a corresponding number of newly-issued shares of Class A common stock in order to more meaningfully present the dilutive impact on the investors in this offering.

The following table sets forth, on the same pro forma basis as of December 31, 2017, the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the Pre-IPO LLC Members and by new investors purchasing shares of Class A common stock in this offering, assuming that the Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly-issued shares of our Class A common stock on a one-for-one basis:

	Shares of Class A common stock purchased		Total consideration		Average price per share of Class A common stock
	Number	Percent	Amount	Percent
(in thousands)
Pre-IPO LLC Members			$		$
Investors in this offering

Total			$		$

To the extent the underwriters’ option to purchase additional shares of Class A common stock is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $        million and would increase (decrease) the average price per share paid by new investors by $        , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected historical financial data

The following selected consolidated and combined historical financial data of Goosehead Financial, LLC should be read in conjunction with, and are qualified by reference to, “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and notes thereto included elsewhere in this prospectus.

The statement of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 are derived from, and qualified by reference to, the audited consolidated and combined financial statements of Goosehead Financial, LLC included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto.

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and Goosehead Financial, LLC’s consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus.

	For the year ended December 31
	2016	2017

Selected Statement of Income Data

Revenues:
Commissions and agency fees	$21,283,457	$27,030,018
Franchise revenues	10,101,065	15,437,753
Interest income	99,426	242,700

Total revenues	31,483,948	42,710,471

Operating expenses:
Employee compensation and benefits	19,469,456	24,544,425
General and administrative expenses	5,731,599	8,596,546
Bad debts	658,990	1,083,374
Depreciation and amortization	488,334	876,053

Total operating expenses	26,348,379	35,100,398

Income from operations	5,135,569	7,610,073

Other income (expense)
Other income	—	3,540,932
Interest expense	(413 ,042)	(2,474,110)

Net income	$4,722,527	$8,676,895

	As of December 31
	2016	2017

Selected Balance Sheet Data

Assets

Current Assets:
Cash and cash equivalents	$3,778,098	$4,947,671
Restricted cash	300,284	417,911
Commissions and fees receivable, net	1,010,454	1,268,172
Receivable from franchisees, net	577,413	564,087
Member note receivable	2,233	—
Prepaid expenses	309,256	521,362
Note receivable from affiliate	120,010	—

Total current assets	6,097,748	7,719,203

Receivable from franchisees, net of current portion	1,004,459	1,360,686
Member note receivable, net of current portion	12,414	—
Property and equipment, net of accumulated depreciation	1,438,317	6,845,121
Intangible assets, net of accumulated amortization	47,098	216,468
Other assets	94,487	565,191

Total assets	$8,694,523	$16,706,669

Liabilities And Members’ Equity (Deficit)

Current Liabilities:
Accounts payable and accrued expenses	$1,428,944	$2,759,241
Premiums payable	300,284	417,911
Unearned revenue	755,000	1,062,050
Dividends payable	500,000	550,000
Deferred rent	191,972	477,818
Note payable	300,000	500,000

Total current liabilities	3,476,200	5,767,020

Deferred rent, net of current portion	385,508	3,916,257
Note payable, net of current portion	29,073,000	48,156,340

Total liabilities	32,934,708	57,839,617

Commitments and contingencies Members’ deficit	(24,240,185)	(41,132,948)

Total liabilities and members’ deficit	$8,694,523	$16,706,669

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected historical financial data” section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk factors” and elsewhere in this prospectus.

The following discussion contains references to calendar year 2016 and calendar year 2017, which represents the consolidated and combined financial results of our predecessor Goosehead Financial, LLC and its subsidiaries Texas Wasatch Insurance Services, LP, Goosehead Insurance Agency, LLC and its affiliates Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC, for the fiscal years ended December 31, 2016 and December 31, 2017, respectively.

Overview

We are a leading personal lines independent insurance agency, based on personal lines revenue, reinventing the traditional approach to distributing personal lines products and services throughout the United States. We were founded with one vision in mind—to provide consumers with superior insurance coverage at the best available price and in a timely manner. By leveraging our differentiated business model and innovative technology platform, we are able to deliver to consumers a superior insurance experience. Our business model, in contrast to the traditional insurance agency model, separates the sales function from the service function, thus enabling agents to focus on selling, and service personnel to focus on delivering superior client service. In addition, our technology platform empowers our agents with tools to better manage their sales initiatives, and provides our service personnel with real-time 360-degree visibility of client accounts. As a result, we have achieved best-in-class net promoter scores for client service, nearly 2.0x the 2016 P&C industry average.

We represent over 80 insurance companies that underwrite personal lines and small commercial lines risks, which typically enables us to provide broader insurance coverage at a lower price point than competing agents who represent only a few carriers, carriers with captive agents or carriers that distribute directly to consumers.

Today we are a rapidly-growing independent insurance agency and franchisor in the United States. For the years ended December 31, 2016 and 2017, we generated revenue of $31.5 million and $42.7 million, respectively, representing year-over-year growth of 36%. This growth has been driven by our recruiting team’s ability to recruit talented agents to our platform, our agents’ leading productivity in winning new business and our service centers’ ability to retain renewal business. All of our growth has been organic; we have not relied on mergers or acquisitions. Furthermore, we are profitable. For the year ended December 31, 2017 we generated $8.7 million of net income.

Our insurance product offerings primarily consist of homeowner’s insurance; auto insurance; other personal lines products, including flood, wind and earthquake insurance; excess liability or umbrella insurance; specialty lines insurance (motorcycle, recreational vehicle and other insurance); commercial lines insurance (general liability, property and auto insurance for small businesses); and life insurance. We do not take any insurance underwriting risk in the operation of our business.

We enter into Carrier Appointments that set the terms of engagement, define legal ownership of client accounts and client data, and determine compensation. Our 2017 average commission rate on new business premium was 16% and on renewal business premium was 14%. Commission rates can vary across Carriers, states and lines of business, and typically range from 10% to 20%. Because we represent a broad set of Carriers that all have unique risk appetites and underwriting strategies, we can usually provide our clients with broader insurance coverage at a lower price point than competing agents who represent only one Carrier exclusively, or Carriers that distribute directly to insurance buyers.

Our business has grown substantially since our founding in 2003. Our operations now include a network of seven corporate sales offices and 411 franchise locations (inclusive of 119 franchises which are under contract but yet to be opened as of December 31, 2017). In addition, we have service center operations at our headquarters and in Henderson, Nevada. Our growth is reflected in our financial performance. Revenue grew period over period by 33% and 36% for the years ended December 31, 2016 and December 31, 2017, respectively. This growth has been driven by our recruiting team’s ability to recruit talented agents to our platform, our agents’ leading productivity in winning new business and our leading service centers’ ability to retain renewal business. All of our growth has been organic; we have not relied on mergers or acquisitions.

We have two Segments: the Corporate Channel and Franchise Channel. The Corporate Channel consists of company-owned and financed operations with employees who are hired, trained and managed by us. The Franchise Channel consists of Franchisee operations that are owned and managed by Franchisees. These Franchisees have a contractual relationship with us to use our processes, systems, and back-office support team to sell insurance and manage their business. In exchange, we are entitled to an Initial Franchise Fee and ongoing Royalty Fees. We manage our two Segments from our headquarters in Westlake, Texas. In addition to managing our Segments, our headquarters is responsible for overseeing our client service centers, our network of Referral Partners, our recruiting team and our technology functions which tie all aspects of our business together. Our headquarters also provides various risk management, quality control, accounting, legal and finance functions.

Factors affecting our results of operations

We believe that the most significant factors affecting our results of operations include:

•

Investment in growth. We continue to invest in expanding our national footprint, increasing our revenue producing headcount, and increasing the level of support provided to our salespeople. Our ability to attract and retain top Corporate Channel sales agents and franchise owners, ramp up new agent productivity, and retain existing and future Policies in Force are key to continued profitable growth.

•

Investment in technology. We continue to develop and invest in our technology platform to drive scalability, adaptability, and efficiency in both the Corporate Channel and Franchise Channel. We believe our significant proprietary investment in our technology is a key competitive advantage that supports our growth rate and operating margins.

•

Continued expansion of Franchise Channel into new markets. We will be expanding our franchise marketing efforts to 13 new states in 2018, representing an approximate 63% increase in the population where we are actively marketing our franchise offering. We will continue to market actively for new franchises in our established markets and these new markets. We are now licensed with the necessary state departments of commerce and insurance and registered as a franchisor in all of the lower 48 states in the U.S. Making our franchise offering available to more agents across the U.S. will allow us to continue to recruit an increasing number of talented agents into our system.

•

Continued retention of existing Book of Business. We have made significant progress in recent years in Client Retention metrics, and maintaining these high levels of Client Retention is key to future profitability. A key lever in driving Client Retention is selling multiple lines of business to clients at the point of initial sale. In our Corporate Channel, we have made significant progress in recent years in this area. We expect to continue to maintain our high levels of cross-selling in the Corporate Channel, and we expect to see improvement in our Franchise Channel as we bring best demonstrated practices to our field of Franchisees.

•

Increase in margins as business shifts from new to renewal. Because we are entitled to a higher percentage of revenue after the first term of a policy and the higher level of back-office support needed during the first term of an insurance policy, the Company begins to see higher levels of profitability on Renewal Revenue. We will focus simultaneously on converting New Business Revenue to Renewal Revenue through our retention efforts, and on continuing to grow New Business Revenue that will convert and allow us to expand our margins in future periods.

•

Strength of the insurance market or particular lines of business. We generate the majority of our revenues through commissions, which are calculated as a percentage of the total insurance policy premium. A softening of the insurance market or the particular lines of business that are our focus, characterized by a period of declining premium rates, could negatively impact our profitability. In recent years, auto insurance premium pricing has been in a hard cycle as accident costs have risen significantly. Conversely, homeowner’s insurance premium pricing has recently been in a soft market. However, the 2017 Atlantic hurricane season has been one of the most active in recent history. Dowling & Partners Securities, LLC estimates that hurricanes Harvey, Irma and Maria will result in insured losses ranging from $70 billion to more than $100 billion and insured losses from the recent California wildfires to be $15 billion; similar levels of industry losses in the past have resulted in a hardening of the homeowner’s insurance market.

•

Seasonality and cyclicality of housing market conditions. The majority of our new accounts are sourced by referral sources tied to home closing transactions. Major slowdowns in the various housing markets Goosehead serves could impact our ability to generate new business. We experience seasonality and revenue related to the sale of insurance policies throughout the course of a calendar year that is tied to the seasonality of new home sales. Revenue from home insurance leads is higher from April to August and lower from October through January. While this can impact month-to-month or quarter-to-quarter results, we expect productivity to increase year-over-year.

•

Effect of natural or man-made disasters. Any increases in loss ratios due to natural or man-made disasters could impact our Contingent Commissions, which are primarily driven by both growth and profitability metrics.

•

Cost of being a public company. To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage, and train management level and other employees to comply with on-going public company requirements. We will also incur new expenses as a public company, including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses.

Effects of the reorganization on our corporate structure

Goosehead Insurance, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Goosehead Insurance, Inc. will be a holding company and its sole material asset will be a controlling ownership interest in Goosehead Financial, LLC. For more information regarding our reorganization and holding company structure, see “Organizational structure—The reorganization transactions.” Upon completion of this offering, all of our business will be conducted through Goosehead Financial, LLC and its consolidated subsidiaries and affiliates, and the financial results of Goosehead Financial, LLC and its consolidated subsidiaries will be included in the consolidated financial statements of Goosehead Insurance, Inc.

Goosehead Financial, LLC is currently taxed as a partnership for federal income tax purposes and, as a result, its members, including Goosehead Insurance, Inc., pay taxes with respect to their allocable shares of its net taxable income.

We expect that redemptions and exchanges of LLC Units will result in increases in the tax basis in our share of the tangible and intangible assets of Goosehead Financial, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. The tax receivable agreement will require Goosehead Insurance, Inc. to pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the Pre-IPO LLC Members. Furthermore, payments under the tax receivable agreement will give rise to additional tax benefits and therefore additional payments under the tax receivable agreement itself. See “Certain relationships and related party transactions—Tax receivable agreement.”

Assuming an initial public offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to incur a charge of $        related to a compensation expense to be recognized in connection with the accelerated vesting of the outstanding Class B Units in connection with this offering.

Certain income statement line items

Revenues

Revenue is derived primarily from commissions in our two Segments. In 2016, revenue increased by 33% to $31.5 million from $23.6 million in 2015. In 2017, revenue increased by 36% to $42.7 million from $31.5 million in 2016.

We discuss below the breakdown of our revenue by Channel and line of business.

Corporate Channel Revenues

In the Corporate Channel, we generate revenue in the form of New Business Revenue (Corporate), Renewal Revenue (Corporate), Agency Fees, Contingent Commissions and interest income.

The following table sets forth our revenues by Corporate Channel type by amount and as a percentage of our revenues for the periods indicated:

	Years ended December 31,
	2016		2017
New Business Revenue (Corporate)	$4,337,406	21%	$5,765,025	23%
Renewal Revenue (Corporate)	12,709,374	63	15,162,027	59
Agency Fees	2,588,717	13	3,443,722	13
Contingent Commissions	634,385	3	1,149,768	5
Interest income	217	—	—	—

Revenues	$20,270,099	100%	$25,520,542	100%

Franchise Channel Revenues

In the Franchise Channel, we generate revenue from Royalty Fees, Initial Franchise Fees, Contingent Commissions and interest income.

The Initial Franchise Fee is determined by the state of the Franchise location and the payment terms, as follows:

	Initial franchise fees
Payment terms	Texas	Outside of Texas
Pay-in full:	$40,000	$25,000

Payment plan:
Down payment	$10,000	$10,000
Paid over 5 years	50,000	30,000

Total Paid	$60,000	$40,000

The following table sets forth our revenues by Franchise Channel type by amount and as a percentage of our revenues for the periods indicated:

	Years ended December 31,
	2016		2017
Royalty Fees	$6,923,565	62%	$11,067,753	64%
Initial Franchise Fees	3,177,500	28	4,370,000	25
Contingent Commissions	1,013,575	9	1,509,476	9
Interest income	99,209	1	242,700	1

Revenues	$11,213,849	100%	$17,189,929	100%

Premium by line of business

We are a distributor of insurance policies in a range of lines of business including homeowner’s insurance, automotive, dwelling property insurance, flood, wind and earthquake insurance, excess liability or umbrella insurance, specialty lines insurance (motorcycle, recreational vehicle, and other insurance), commercial lines insurance (general liability, property and auto insurance for small businesses) and life insurance. The following table sets forth our Total Written Premium placed by line of business by amount and as a percentage of our Total Written Premium for the periods indicated:

	Years ended December 31,
	2016		2017
	(in thousands of dollars)

Line of business
Homeowner	$122,094	51%	$163,794	48%
Automotive	92,450	38	144,241	42
Dwelling property	11,091	5	14,843	4
Other	15,359	6	19,452	6

Total Written Premium	$240,994	100%	$342,330	100%

Expenses

Employee compensation and benefits. Employee compensation and benefits is our largest expense and consists of (a) base compensation comprising salary, bonuses and benefits paid and payable to employees and (b) equity-based compensation associated with the grants of restricted interest awards to senior employees. We expect to continue to experience a general rise in compensation and benefits expense commensurate with expected growth in headcount and with the need to maintain competitive compensation levels as we expand geographically and create new products and services.

Our compensation arrangements with our employees contain a significant bonus component driven by the results of our operations. Therefore, as our revenues, profitability and the amount of incentive fees earned by our customized separate accounts and specialized funds increase, our compensation costs rise.

General and administrative expenses. General and administrative expenses include travel, accounting, legal and other professional fees, commissions, placement fees, office expenses, depreciation and other costs associated with our operations. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the number of our employees and the overall size and scale of our business operations. Expenses allocated to the Segments related to our service centers and other overhead are applied to the appropriate Segment using a transfer pricing methodology that seeks to maximize the scale efficiencies of our business by sharing certain expenses across the two Segments. These shared expenses are then allocated between the two Segments based on certain cost drivers related to each expense. Examples of specific expenses and their cost drivers include, but are not limited to: service team compensation costs are allocated based on the number of cases processed for each Segment, our rent expense by location is allocated based on the full time equivalent count and Segment, and our Salesforce.com charges are allocated based on the number of individual licenses used by each Segment.

Key performance indicators

Our key operating metrics are discussed below:

Total Written Premium

Total Written Premium represents as of any reported date, the total amount of current (non-cancelled) gross premium that is placed with Goosehead’s portfolio of Carriers. We believe that Total Written Premium is an appropriate measure of operating performance because it reflects growth of our business relative to other insurance agencies.

As of December 31, 2017, we had $342.3 million in Total Written Premium compared to $241.0 million as of December 31, 2016, representing a 42% increase in Total Written Premium.

Policies in Force

Policies in Force means as of any reported date, the total count of current (non-cancelled) policies placed with Goosehead’s portfolio of Carriers. We believe that Policies in Force is an appropriate measure of operating performance because it reflects growth of our business relative to other insurance agencies.

As of December 31, 2017, we had 227,764 in Policies in Force compared to 174,546 as of December 31, 2016, representing a 30% increase in Policies in Force.

NPS

Net Promoter Score (NPS) is calculated based on a single question: “How likely are you to refer Goosehead Insurance to a friend, family member or colleague?” Customers that respond with a 6 or below are Detractors, a score of 7 or 8 are called Passives, and a 9 or 10 are Promoters. NPS is calculated by subtracting the percentage of Detractors from the percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, NPS is a 40. NPS is a useful gauge of the loyalty of customer relationships and can be compared across companies and industries.

NPS has increased from 84 in 2016 to 86 in 2017, primarily driven by the service team’s continued focus on delivering highly differentiated service levels.

Client Retention

Client Retention is calculated by comparing the number of all clients that had at least one policy in force twelve months prior to the date of measurement and still have at least one policy in force at the date of measurement. We believe Client Retention is useful as a measure of how well Goosehead retains clients year-over-year and minimizes defections.

Concomitant with our increase in NPS, Client Retention has increased from 87% in 2016 to 88% in 2017, again driven by the service team’s continued focus on delivering highly differentiated service levels. In 2017, we retained 94% of the premiums we distributed in 2016. Our premium retention rate is higher than our Client Retention rate as a result of both premiums increasing year over year and additional coverages sold by our service team.

New Business Revenue

New Business Revenue means commissions received from the Carrier, Agency Fees received from clients, and Royalty Fees relating to policies in their first term.

For the fiscal year ended December 31, 2017, New Business Revenue grew 38% compared to fiscal year ended December 31, 2016, from $9.1 million to $12.6 million, respectively. Growth in New Business Revenue is driven by an increase in Corporate Channel sales agent headcount of 61% and growth in franchises in the Franchise Channel of 54%.

Renewal Revenue

Renewal Revenue means commissions received from the Carrier and Royalty Fees after the first term of a policy.

For the fiscal year ended December 31, 2017, Renewal Revenue grew 32% compared to fiscal year ended December 31, 2016, from $17.4 million to $22.9 million, respectively. Growth in Renewal Revenue was driven by an increase in Client Retention over the prior year to 88% for 2017. As our agent force matures on both the Corporate Channel and the Franchise Channel, the policies they wrote in prior years begins to convert from New Business Revenue to more profitable Renewal Revenue.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of our performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of items that do not relate to business performance. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation and amortization, adjusted to exclude Class B share compensation and other non-operating items, including, among other things, certain non-cash charges and certain non-recurring gains or losses.

Adjusted EBITDA increased by $2.6 million, or 32%, to $10.7 million for 2017 from $8.1 million for 2016, driven by Corporate Channel Adjusted EBITDA growth of $0.3 million and Franchise Channel Adjusted EBITDA growth of $2.0 million.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is net income before interest, income taxes, depreciation and amortization, adjusted to exclude Class B share compensation and other non-operating items, divided by total revenue excluding other non-operating items. Adjusted EBITDA Margin is helpful in measuring profitability of operations on a consolidated and combined level.

For the fiscal year ended December 31, 2017, Adjusted EBITDA Margin was 25% compared to 26% for the fiscal year ended December 31, 2016, primarily driven by Corporate Channel Adjusted EBITDA Margin compression, offset by Franchise Channel Adjusted EBITDA Margin expansion. Corporate Channel Adjusted EBITDA Margin compression can be attributed to increased expenses driven by a 61% increase in Corporate Channel sales agent headcount. As these new sales agents ramp-up production and begin to receive Renewal Revenue (Corporate), we expect them to contribute to future Corporate Channel Adjusted EBITDA Margin expansion. Franchise Channel Adjusted EBITDA Margin expansion is attributed to growth in more profitable Renewal Revenue as a percentage of total revenue.

Non-GAAP Measures

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered substitutes for net income, which we consider to be the most directly comparable GAAP measure. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and when assessing our operating performance, you should not consider Adjusted EBITDA and Adjusted EBITDA Margin in isolation or as substitutes for net income or other consolidated and combined income statement data prepared in accordance with GAAP. Other companies may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures. For a reconciliation of these measures to net income, see “Prospectus summary—Summary historical and pro forma financial and other data.”

Consolidated and combined results of operations

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2016 and December 31, 2017. This information is derived from our accompanying consolidated and combined financial statements prepared in accordance with GAAP.

Year ended December 31, 2016 compared to year ended December 31, 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	For the year ended December 31
	2016		2017

Revenues:
Commissions and agency fees	$21,283,457	68%	$27,030,018	63%
Franchise revenues	10,101,065	32	15,437,753	36
Interest income	99,426	—	242,700	1

Total revenues	31,483,948	100%	42,710,471	100%

Operating expenses:
Employee compensation and benefits	19,469,456	74%	24,544,425	70%
General and administrative expenses	5,731,599	22	8,596,546	24
Bad debts	658,990	2	1,083,374	3
Depreciation and amortization	488,334	2	876,053	3

Total operating expenses	26,348,379	100%	35,100,398	100%

Income from operations	5,135,569		7,610,073

Other income (expense)
Other income	—		3,540,932
Interest expense	(413,042)		(2,474,110)

Net income	$4,722,527		$8,676,895

Revenues

In 2017, revenue increased by 36% to $42.7 million from $31.5 million in 2016.

Commissions and agency fees

Revenue from New Business Revenue (Corporate) increased by $1.5 million, or 35%, to $5.8 million for 2017 from $4.3 million for 2016, and Revenue from Agency Fees increased by $0.8 million, or 31%, to $3.4 million for 2017 from $2.6 million for 2016. These increases were primarily attributable to an increase in total sales agent head count and an increase in sales agent productivity from 2016 to 2017. Renewal Revenue (Corporate) increased by $2.5 million, or 20%, to $15.2 million for 2017 from $12.7 million for 2016, primarily attributable to an increase in the number of policies in the renewal term from 2016 to 2017. Revenue from Contingent Commissions increased by $0.5 million, or 83%, to $1.1 million for 2017 from $0.6 million for 2016, primarily attributable to an increase in Total Written Premium from 2016 to 2017.

Franchise revenues

Revenue from Royalty Fees increased by $4.1 million, or 61%, to $11.1 million for 2017 from $6.9 million for 2016. The increase in revenue from Royalty Fees was primarily attributable to an increase in the total number of operating franchises from 2016 to 2017 and the higher Royalty Fee rate on renewal business compared to new business (50% vs. 20%). Initial Franchise Fees increased by $1.2 million, or 38%, to $4.4 million for 2017 from $3.2 million for 2016. The increase in revenue from Initial Franchise Fees was attributable to an increase in the total number of franchises that attended training from 2016 to 2017. Contingent Commissions in the Franchise Channel increased $0.5 million, or 50% to $1.5 million for 2017 from $1.0 million for 2016, attributable to an increase in Total Written Premium from 2016 to 2017.

Interest income

Interest income increased by $143,274, or 144%, to $242,700 for 2017 from $99,426 for 2016. This increase was primarily attributable to additional Franchise Agreements signed under the payment plan option.

Expenses

Employee compensation and benefits

Employee compensation and benefits expenses increased by $5.1 million, or 26%, to $24.6 million for 2017 from $19.5 million for 2016. This increase was primarily attributable to an increase in total headcount from 2016 to 2017.

General and administrative expenses

General and administrative expenses increased by $2.9 million, or 51%, to $8.6 million for 2017 from $5.7 million for 2016. This increase was primarily attributable to higher costs associated with an increase in operating franchises and employees.

Bad debts

Bad debts increased by $0.4 million, or 57%, to $1.1 million for 2017 from $0.7 million for 2016. This increase was primarily attributable to driven by increases in Agency Fees and Initial Franchise Fees sold by the company.

Depreciation and amortization

Depreciation and amortization increased by $0.4 million, or 80%, to $0.9 million for 2017 from $0.5 million for 2016. This increase was primarily attributable to the increase in fixed assets during the same period, including the opening of the Company’s new headquarters in Westlake, Texas.

Other income (expense)

Other income increased from $0 in 2016 to $3.5 million in 2017. This increase was attributable to a buyout agreement executed with a Franchisee on June 1, 2017 per the terms of a Franchise Agreement from 2014. As part of the buyout, the departing Franchisee purchased Goosehead’s economic interests in future Royalty Fees. Goosehead recognized a $3.5 million gain on the transaction in June 2017.

Interest expense

Interest expenses increased by $2.1 million, or 525%, to $2.5 million for 2017 from $0.4 million for 2016. This increase was primarily attributable to a full year of interest on the note payable, additional Term Loan balance added in 2017 and rising LIBOR rates during the year.

Segment adjusted EBITDA

Corporate Channel Adjusted EBITDA is segment earnings before interest, income taxes, depreciation and amortization allocable to the Corporate Channel.

Corporate Channel Adjusted EBITDA increased by $0.3 million, or 4%, to $6.4 million for 2017 from $6.1 million for 2016, primarily attributable higher New Business Revenue (Corporate) from increased hiring and agent ramp-up, plus an increase in more profitable Renewal Revenue (Corporate), offset by employee compensation and benefits from increased hiring.

Franchise Channel Adjusted EBITDA is segment earnings before interest, income taxes, depreciation and amortization, adjusted to exclude other non-operating items.

Franchise Channel Adjusted EBITDA increased by $2 million, or 74%, to $4.7 million for 2017 from $2.7 million for 2016, primarily attributable to an increase in Initial Franchise Fees and New Business Revenue from an increase in operating agencies, plus an increase in more profitable Renewal Revenue.

Neither of Franchise Channel Adjusted EBITDA or Corporate Channel Adjusted EBITDA includes Class B share compensation, which is recorded at the consolidated level.

Liquidity and capital resources

Historical liquidity and capital resources

We have managed our historical liquidity and capital requirements primarily through the receipt of revenues from our Corporate Channel and our Franchise Channel. Our primary cash flow activities involve: (1) generating cash flow from Corporate Channel operations, which largely includes Renewal Revenue (Corporate) and New Business Revenue (Corporate); (2) generating cash flow from Franchise Channel operations, which largely includes Royalty Fees and Initial Franchise Fees; (3) making distributions to the Goosehead Management Holders and Texas Wasatch Holders; and (4) borrowings, interest payments and repayments under our Credit Agreement. As of December 31, 2017, our cash and cash equivalents was $4.9 million. We have used cash flow from operations primarily to pay compensation and related expenses, general, administrative and other expenses, debt service and distributions to our owners.

Credit agreement

On October 27, 2016, Goosehead Insurance Holdings, LLC, as borrower representative, entered into a credit agreement (as subsequently amended, the “Credit Agreement”) with Madison Capital Funding LLC, as agent, and the lenders party thereto, consisting of a $3,000,000 revolving credit facility (the “Revolving Credit Facility”) and $30,000,000 term loan (the “Initial Term Loan”) used to pay off existing debt and fund a distribution to members. On July 14, 2017, Goosehead Insurance Holdings, LLC and the other loan parties entered into the first amendment to the Credit Agreement pursuant to which Goosehead Insurance Holdings, LLC borrowed an additional $10,000,000 term loan (the “First Additional Term Loan”) used to fund a distribution to members. On December 20, 2017, the Company executed the second amendment to the Credit Agreement to borrow an additional $10,000,000 term loan (together with the Initial Term Loan and the First Additional Term Loan, the “Term Loans”) for payment of a dividend to shareholders and to extend the maturity date of the Term Loans by one year. The aggregate principal amount of the Term Loans as of the date of this prospectus is $        , payable in quarterly installments of $125,000 with a balloon payment of $47,250,000 on October 27, 2022.

Interest on the Term Loans is calculated at LIBOR plus 5.50%. The Revolving Credit Facility accrues interest on amounts drawn at LIBOR plus 5.50%. As of the date of this prospectus, the Company had a letter of credit of $500,000 applied against the maximum borrowing availability under the Revolving Credit Facility, at an interest rate of 5.50%, thus amounts available to draw totaled $2,500,000. No interest was paid during 2016 or 2017 on the Revolving Credit Facility. The Term Loans and the Revolving Credit Facility are collateralized by substantially all the Company’s assets, which includes rights to future commissions.

The Credit Agreement contains covenants that, among other things, restrict our ability to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change our business or make investments. We may voluntarily prepay in whole or in part the outstanding principal under our Term Loans at any time prior to the maturity date. In addition, the Credit Agreement contains financial covenants requiring us to maintain our fixed charge coverage ratio at or above 1.20 to 1.00 and total debt to EBITDA (as defined in the Credit Agreement) ratio at or below 5.25 to 1.0 (with scheduled annual step downs to 5.00 to 1.00, 4.75 to 1.00, 4.50 to 1.00 and 4.25 to 1.00). Pursuant to the Credit Agreement, either (i) Mark Jones and Robyn Jones ceasing to control, directly or indirectly, the ability to dispose of at least sixty-six and two-thirds percent of the outstanding ownership interests in Goosehead Financial, LLC, or (ii) Mark Jones and Robyn Jones ceasing to possess the right to elect a majority of the board of directors (or similar body), and to direct the management policies and decisions, of Goosehead Financial, LLC, will trigger a change of control default. Such a default could result in the acceleration of repayment of our and our subsidiaries’ indebtedness, including borrowings under the Revolving Credit Facility if not waived by the lenders under the Credit Agreement. See “Risk factors—Risks relating to our business—The failure by Mark Jones and Robyn Jones to maintain a minimum voting interest in us could trigger a change of control default under our Credit Agreement.”

Comparative cash flows

The following table summarizes our cash flows from operational, investing and financing activities for the periods indicated:

	For the years ended December 31,
	2016	2017
Net cash provided by operating activities	$4,401,860	$13,541,744
Net cash used for investing activities	(696,394)	(6,134,946)
Net cash used for financing activities	(965,232)	(6,237,225)
Net increase in cash and cash equivalents	2,740,234	1,169,573
Cash, beginning of period	1,037,864	3,778,098
Cash, end of period	$3,778,098	4,947,671

Cash paid during the year for interest	$380,042	$2,000,918

Operational activities

Net cash provided by operational activities was $13.5 million for 2017 as compared to net cash provided by operational activities of $4.4 million for 2016. This increase in net cash provided by operational activities was primarily attributable to a $4.0 million increase in net income, $1.3 million change in accounts payable and accrued expenses balance and a $3.5 million change in the deferred rent balance driven by tenant reimbursement at the new Westlake, Texas headquarters.

Business investment activities

Net cash used in business investment activities was $6.1 million for 2017 as compared to net cash used in business investment activities of $0.7 million for 2016. This increase in net cash used in business investment activities was primarily attributable to fixed asset growth directly related to headcount increases, additional office space buildout in Chicago, Austin, and The Woodlands, and the buildout of the new headquarters in Westlake, Texas.

Financing activities

Net cash used in financing activities was $6.2 million for 2017 as compared to net cash used in financing activities of $1.0 million for 2016. This increase in net cash used in financing activities was primarily attributable to the dividends of $25.5 million in excess of the additional $20 million of borrowing.

Future sources and uses of liquidity

Our initial sources of liquidity will be (1) cash on hand, (2) net working capital, (3) cash flows from operations and (4) our Revolving Credit Facility. Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the foreseeable future.

We expect that our primary liquidity needs will comprise cash to (1) provide capital to facilitate the organic growth of our business, (2) pay operating expenses, including cash compensation to our employees, (3) make payments under the tax receivable agreement, (4) pay interest and principal due on borrowings under our Credit Agreement and (5) pay income taxes.

Dividend policy

Assuming Goosehead Financial, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, tax receivable agreement payments and expenses (any such portion, an “excess distribution”) will be made at the sole discretion of our board of directors. Our board of directors may change our dividend policy at any time. See “Dividend policy.”

Tax receivable agreement

We intend to enter into a tax receivable agreement with the Pre-IPO LLC Members that will provide for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Insurance, Inc.’s assets and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. See “Certain relationships and related party transactions—Tax receivable agreement.”

Holders of Goosehead Financial, LLC Units (other than Goosehead Insurance, Inc.) may, subject to certain conditions and transfer restrictions described above, redeem or exchange their LLC Units for shares of Class A common stock of Goosehead Insurance, Inc. on a one-for-one basis. Goosehead Financial, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”) effective for each taxable year in which a redemption or exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Goosehead Financial, LLC at the time of a redemption or exchange of LLC Units. The redemptions or exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Goosehead Financial, LLC. These increases in tax basis may reduce the amount of tax that Goosehead Insurance, Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we intend to enter into a tax receivable agreement with the Pre-IPO LLC Members that will provide for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Insurance, Inc.’s assets resulting from (a) the purchase of LLC Units from any of the Pre-IPO LLC Members using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This payment obligation is an obligation of Goosehead Insurance, Inc. and not of Goosehead Financial, LLC. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Goosehead Insurance, Inc. (calculated with certain assumptions) to the amount of such taxes that Goosehead Insurance, Inc. would have been required to pay had there been no increase to the tax basis of the assets of Goosehead Financial, LLC as a result of the redemptions or exchanges and had Goosehead Insurance, Inc. not entered into the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable and the amount and timing of our income. See “Certain relationships and related party transactions—Tax receivable agreement.” We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future redemptions or exchanges as follows:

•

we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the redemption or exchange;

•

to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•

we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the redemption or exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Quantitative and qualitative disclosure of market risks

Market risk is the potential loss arising from adverse changes in market rates and prices, such as premium amounts, interest rates, and equity prices. We are exposed to market risk through our Book of Business and borrowings under our Credit Agreement.

Insurance premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. External events, such as terrorist attacks, man-made and natural disasters, can also have significant impacts on the insurance market. We use the terms ‘‘soft market’’ and ‘‘hard market’’ to describe the business cycles experienced by the industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents.

In recent years, auto insurance premium pricing has been in a hard cycle as accident costs have risen significantly. Between 2014 and 2016, bodily injury costs rose 11.7% and auto property damage costs rose 15.1%, according to the Insurance Information Institute. Conversely, homeowner’s insurance premium pricing has recently been in a soft market. However, the 2017 Atlantic Hurricane season has been one of the most active in recent history. Dowling & Partners Securities, LLC estimates that Hurricanes Harvey, Irma and Maria will result in insured losses ranging from $70 billion to more than $100 billion and insured losses from the recent California wildfires to be $15 billion; similar levels of industry losses in the past have resulted in a hardening of the insurance market.

We do not actively invest or trade in equity securities.

As of December 31, 2017 we had $49.6 million of borrowings outstanding under our Credit Agreement which bears interest on a floating basis tied to the London Interbank Offered Rate (LIBOR) and therefore subject to changes in the associated interest expense. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our consolidated and combined financial statements.

Contractual obligations, commitments and contingencies

The following table represents our contractual obligations as of December 31, 2017, aggregated by type.

	Contractual obligations, commitments and contingencies
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$15,862	$1,321	$2,942	$3,366	$8,234
Debt obligations payable(2)	49,625	500	1,000	48,125

Total	$65,494	$1,827	$3,942	$51,491	$8,234

(1)	The Company leases its facilities under non-cancelable operating leases. In addition to monthly lease payments, the lease agreements require the Company to reimburse the lessors for its portion of operating costs each year. Rent expense was $637,546 for the year ending December 31, 2016 and $1,001,655 for year ending December 31, 2017.

(2)	On October 27, 2016, the Company entered into a credit agreement consisting of a revolving credit facility of $3,000,000 and a term loan of $30,000,000 used to pay off existing debt and fund a distribution to members. On July 14, 2017, the Company executed the first amendment to the Credit Agreement to borrow an additional $10,000,000 term loan for payment of a dividend to shareholders. On December 20, 2017 the Company executed the second amendment to the Credit Agreement to borrow an additional $10,000,000 term loan for payment of a dividend to shareholders and to extend the maturity date of the term loans by one year.

Off-balance sheet arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our consolidated and combined financial statements except for those described under “—Contractual obligations, commitments and contingencies” above.

Critical accounting policies

We prepare our consolidated and combined financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated and combined financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of significant accounting policies,” to our consolidated and combined financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue recognition

Commissions and fees

Commissions, fees and Contingent Commissions from Carriers, net of estimated cancellations, are recognized as revenue when the data necessary to reasonably determine such amounts is made available to the Company.

Because billing is controlled by the Carriers, these types of revenue cannot be reasonably determined until the cash or the related policy detail is received by the Company from the Carrier. Subsequent commission adjustments, such as endorsements and policy changes, are recognized when the adjustments become known. Agency Fees are recognized as revenue on the date coverage is agreed to with the client.

Franchise revenues

Franchise revenues include Initial Franchise Fees and ongoing Royalty Fees from Franchisees. Initial Franchise Fees are contracted fees paid by Franchisees to compensate Goosehead for direct training and onboarding costs, plus a markup for overhead and profit, as part of the initial launch of the franchise unit. The Initial Franchise Fee can either be paid up front at or before the Franchisee comes to training, or for a higher Initial Franchise Fee, paid over a term not to exceed five years.

Royalty Fees are a set percentage of commissions received from Franchisees for consideration of their use of such business processes, trade secrets, know-how, trade names, trademarks, service marks, logos, emblems, trade dress, intellectual property, and back office support functions provided by Goosehead. For policies in their first term, the Company receives 20% of the initial commission and Agency Fees collected; for renewal policies, the Company receives 50% of the Renewal Revenue collected.

Recent accounting pronouncements

Statement of Cash Flows (ASU 2016-18): This standard requires that the Statement of Cash Flows explain the changes during the period of cash and cash equivalents inclusive of amounts categorized as Restricted Cash. As such, upon adoption, the Company’s consolidated and combined statement of cash flows will show the sources and uses of cash that explain the movement in the balance of cash and cash equivalents, inclusive of restricted cash, over the period presented. As an emerging growth company, ASU 2016-18 is effective for periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019.

Statement of Cash Flows (ASU 2016-15): This standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified and applies to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. ASU 2016-15 will take effect for the Company for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company has evaluated the impact of ASU 2016-15 and has determined the impact to be immaterial. The Company does not, at this time, engage in the activities being addressed.

Leases (ASU 2016-02): This standard establishes a new lease accounting model, which introduces the recognition of lease assets and liabilities for those leases classified as operating leases under previous GAAP. It should be applied using a modified retrospective approach, with the option to elect various practical expedients. Early adoption is permitted. The standard is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact this standard will have on our consolidated and combined financial statements.

Revenue from Contracts with Customers (ASU 2014-09): This standard supersedes the existing revenue recognition guidance and provides a new framework for recognizing revenue. The core principle of the standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new standard also requires significantly more comprehensive disclosures than the existing standard. Guidance subsequent to ASU 2014-09 has been issued to clarify various provisions in the standard, including principal versus agent considerations, identifying performance obligations, licensing transactions, as well as various technical corrections and improvements. This standard may be adopted using either a retrospective or modified retrospective method. According to the superseding standard ASU 2015-14 that deferred the effective dates of the preceding, the standard is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact this standard is expected to have on the consolidated and combined financial statements. As the Company continues the evaluation, we will further clarify the expected impact of the adoption of the standard.

Emerging growth company

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Business

Company overview

We are a leading independent personal lines insurance agency, based on personal lines revenue, reinventing the traditional approach to distributing personal lines products and services throughout the United States. We were founded with one vision in mind—to provide consumers with superior insurance coverage at the best available price and in a timely manner. By leveraging our differentiated business model and innovative technology platform, we are able to deliver to consumers a superior insurance experience. Our business model, in contrast to the traditional insurance agency model, separates the sales function from the service function, thus enabling agents to focus on selling, and service personnel to focus on delivering superior client service. In addition, our technology platform empowers our agents with tools to better manage their sales initiatives, and provides our service personnel with real-time 360-degree visibility of client accounts. As a result, we have achieved best-in-class net promoter scores for client service, nearly 2.0x the 2016 P&C industry average.

We represent over 80 insurance companies that underwrite personal lines and small commercial lines risks, which typically enables us to provide broader insurance coverage at a lower price point than competing agents who represent only a few carriers, carriers with captive agents or carriers that distribute directly to consumers.

Today we are a rapidly-growing independent insurance agency and franchisor in the United States. For the years ended December 31, 2016 and 2017, we generated revenue of $31.5 million and $42.7 million, respectively, representing year-over-year growth of 36%. This growth has been driven by our recruiting team’s ability to recruit talented agents to our platform, our agents’ leading productivity in winning new business and our service centers’ ability to retain renewal business. All of our growth has been organic; we have not relied on mergers or acquisitions. Furthermore, we are profitable. For the year ended December 31, 2017 we generated $8.7 million of net income.

Our insurance product offerings primarily consist of homeowner’s insurance; auto insurance; other personal lines products, including flood, wind and earthquake insurance; excess liability or umbrella insurance; specialty lines insurance (motorcycle, recreational vehicle and other insurance); commercial lines insurance (general liability, property and auto insurance for small businesses); and life insurance. We do not take any insurance underwriting risk in the operation of our business.

We enter into Carrier Appointments that set the terms of engagement, define legal ownership of client accounts and client data, and determine compensation. Our 2017 average commission rate on new business premium was 16% and on renewal business premium was 14%. Commission rates can vary across Carriers, states and lines of business, and typically range from 10% to 20%. Because we represent a broad set of Carriers that all have unique risk appetites and underwriting strategies, we can usually provide our clients with broader insurance coverage at a lower price point than competing agents who represent only one Carrier exclusively, or Carriers that distribute directly to insurance buyers.

Our business has grown substantially since our founding in 2003. Our operations now include a network of seven corporate sales offices and 411 franchise locations (inclusive of 119 franchises which are under contract but yet to be opened as of December 31, 2017). In addition, we have service center operations at our headquarters and in Henderson, Nevada. Our growth is reflected in our financial performance. Revenue grew period over period by 33% and 36% for the years ended December 31, 2016 and December 31, 2017, respectively. This growth has been driven by our recruiting team’s ability to recruit talented agents to our platform, our agents’ leading productivity in winning new business and our leading service centers’ ability to retain renewal business. All of our growth has been organic; we have not relied on mergers or acquisitions.

We have two Segments: the Corporate Channel and Franchise Channel. The Corporate Channel consists of company-owned and financed operations with employees who are hired, trained and managed by us. The Franchise Channel consists of Franchisee operations that are owned and managed by Franchisees. These Franchisees have a contractual relationship with us to use our processes, systems, and back-office support team to sell insurance and manage their business. In exchange, we are entitled to an Initial Franchise Fee and ongoing Royalty Fees. We manage our two Segments from our headquarters in Westlake, Texas. In addition to managing our Segments, our headquarters is responsible for overseeing our client service centers, our network of Referral Partners, our recruiting team and our technology functions which tie all aspects of our business together. Our headquarters also provides various risk management, quality control, accounting, legal and finance functions.

In the Corporate Channel, we generate revenue in the form of New Business Revenue (Corporate), Renewal Revenue (Corporate), and non-refundable Agency Fees charged directly to clients for efforts performed in the issuance of new insurance policies. We also generate revenue in the form of Contingent Commissions from Carriers related to the overall performance of the Book of Business we have placed with them. The Corporate Channel is comprised of sales agents that are our employees located in six sales offices in Texas and one in Illinois. We have experienced rapid growth in sales agents and revenue in this Segment. During 2017, our Corporate Channel sales agent headcount increased by 61% and our Corporate Channel premiums placed grew by 26%, in each case, versus the prior year. Corporate Channel premium growth trailed headcount due to the ongoing ramp up of recently hired producers. As of December 31, 2017, we had corporate sales offices operating in the following locations: Westlake, Texas; Irving, Texas; Fort Worth, Texas; Houston, Texas; The Woodlands, Texas; Austin, Texas; and Willowbrook, Illinois.

In the Franchise Channel, we generate revenue in the form of Royalty Fees paid by Franchisees that are tied to New Business Revenue and Renewal Revenue generated by the franchise location, Initial Franchise Fees related to the training and onboarding of new franchise locations and Contingent Commissions. Royalty Fees are set in the Franchise Agreements at 20% of New Business Revenue and 50% of Renewal Revenue. We charge a non-refundable Initial Franchise Fee to new Franchisees which compensates us for the training and onboarding efforts to launch a new franchise location. The Franchise Channel is comprised of Franchisees and sales agents that they hire in their franchised businesses. Our Franchise Agreement has a ten-year term, dictates the Initial Franchise Fee, Royalty Fees and other costs a Franchisee pays, and governs the terms under which we operate together. While we own the Book of Business that our Franchise Channel agents build, they have contractual rights to revenue related to the Book of Business during the term of their agreement.

We started franchising in 2012 and have grown rapidly in the Franchise Channel. Premiums in the Franchise Channel grew 57% during 2017. As of December 31, 2017, we have 292 franchise locations operating, a 54% increase over year-end operating agencies in 2016, and 119 signed Franchise Agreements that are in the implementation process. We have franchise locations either operating or signed in the following states:

Geographic footprint	Operating or signed agencies
	State	12/31/2017(1)
	Texas	213
	California	62
	Florida	34
	Illinois	31
	Pennsylvania	22
	Michigan	15
	North Carolina	13
	Other	21
	Total	411

(1)	Number of franchise locations include 119 franchises which are under contract but yet to be opened as of 12/31/17.

Our business model allows our sales agents in both Segments to concentrate on sales and marketing activities related to acquiring new clients and issuing new policies, thus growing New Business Revenue and Renewal Revenue. Their primary marketing efforts are focused on establishing referral relationships with other financial services providers in their communities using our marketing strategy. The nature of Referral Partner leads allows us to realize higher close rates and lower client acquisition costs than what we believe to be standard in the industry. Furthermore, our agents are typically dealing with homeowners who own other assets, such as automobiles and therefore tend to be better insurance risks from a Carrier’s perspective. Such clients often purchase additional policies, such as auto insurance, which allows us to capture additional revenue and increases the likelihood of retaining the client in the future. Importantly, we do not compensate Referral Partners for leads, but rather rely on our servicing capabilities to generate repeat business.

We have significant room to expand our market share across the country. Our biggest presence is in Texas where we have been operating the longest. By leveraging our Referral Partners, we placed approximately 31,000 policies related to mortgage originations and refinancings in 2016. This represents 5.1% of the approximately 613,000 Texas mortgage originations and refinancings in 2016, according to S&P Global Market Intelligence.

Our model, which allows agents to focus on New Business Revenue, is highly differentiated from the traditional insurance agency model. In the traditional agency model, agents are responsible for both new business and ongoing service. The burden of providing ongoing service distracts from the ability to acquire new clients, and ultimately limits the opportunity for growth. Our agents are not only freed from the burden of ongoing service, but also given technology tools that create efficiency. As a result, agents in both Segments are substantially more productive than top performers in our industry as it relates to new sales. In 2016, Corporate Channel agents with more than three years of tenure averaged 3.7x as much New Business Production per Agent as the industry best practice according to the Best Practices Study. Franchise Channel agents with more than three years of tenure averaged 1.6x as much New Business Production per Agent (Franchise) as the industry best practice.

Source: Internal data; Carrier provided information; Reagan Consulting

(1)	Represents industry best practice per Reagan Consulting; does not include Unvalidated Producers; most industry agents have tenures significantly longer than 2 to 3 years.

We believe our agent productivity compares even more favorably to the industry than the Best Practices Study would imply because the Best Practices Study excludes Unvalidated Producers. If the Best Practices Study included Unvalidated Producers, our New Business Production per Agent outperformance would be even larger.

Both the Corporate Channel and the Franchise Channel are supported by our client service centers. Our service centers are staffed by fully licensed property and casualty service agents who provide fulfillment and quality control services for newly issued insurance policies, accounting services and ongoing support services for clients. Ongoing support services for clients include: handling client inquiries, facilitating the claims process with Carriers, accepting premium payments and processing policy changes and renewals. Our service agents are also focused on selling additional policy coverage to clients which accounts for up to 10% of New Business Revenue. Our two separate service centers provide us with the ability to cover the U.S. time zones more broadly, and the ability to better manage business continuity risks. We manage our service centers with the goal that clients reach an agent in less than 60 seconds and are able to have fully bound insurance policies in under an hour. This differentiated level of service has enabled us to earn a NPS of 84 in 2016 and 86 in 2017—greater than highly regarded brands like Ritz Carlton and Disney and 2.0x the P&C industry average, according to Satmetrix. Our high degree of client satisfaction drove our 88% Client Retention rate during 2017, which we believe to be among the highest in the industry. Our retention rate is even stronger on a premium basis. In 2017, we retained 94% of the premiums we distributed in 2016. Our premium retention rate is higher than our Client Retention rate as a result of both premiums increasing year over year and additional coverages sold by our service team. By maintaining this strong level of Client Retention, we are able to generate revenue that is both highly visible and recurring in nature.

The combination of expanding headcount in the Corporate Channel, expanding franchise count in the Franchise Channel, leveraging technology and maintaining our commitment to service led to revenue growth of 33% in 2016 and Total Written Premium growth of 42% in 2017. This level of Total Written Premium growth is consistent with our historical experience. As of December 31, 2017, our 10-year Total Written Premium CAGR was 33% and our 5-year premium CAGR was 41%.

Total Written Premium by channel	Total Written Premium by business type

Source:	Carrier provided information

In addition to strong revenue and Total Written Premium growth, we have also experienced Franchise Channel Adjusted EBITDA margin expansion, which was 27% in 2017, up from 24% in 2016. Corporate Channel Adjusted EBITDA margin decreased modestly in 2017 to 25% from 30% due to our Corporate Channel sales agent headcount growth of 61%.

	2016		2017
	Corporate Channel	Franchise Channel	Corporate Channel	Franchise Channel
	($000s)
Revenue	$20,270	$11,214	$25,521	$17,190
Segment Adjusted EBITDA	6,099	2,701	6,366	4,692

Segment Adjusted EBITDA margin	30%	24%	25%	27%

	2017
	Corporate Channel	Franchise Channel
Revenue growth over 2016	26%	53%
Segment Adjusted EBITDA growth over 2016	4%	74%

Industry trends

We primarily compete in the United States personal lines insurance distribution industry. Personal lines products typically include home, auto, umbrella, motorcycle, flood and recreational insurance. We compete for business on the basis of reputation, client service, product offerings and the ability to tailor our products to the specific needs of a client. There are principally three types of businesses that sell personal lines products:

•

Independent agencies (35% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Independent agencies are “independent” of any one Carrier and can offer insurance products from multiple Carriers to their clients. There are approximately 38,000 independent insurance agencies in the United States, according to the 2016 Future One Agency Universe Case Study. Many of the largest insurance agencies, such as Aon plc, Arthur J. Gallagher & Co., Brown & Brown Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson plc, focus primarily on commercial lines. We believe that we are one of the largest independent insurance agencies focused primarily on personal lines.

•

Captive Agencies (48% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Captive Agencies sell products for only one Carrier. The Carrier compensates the Captive Agency through sales commissions based on premiums placed on behalf of clients. The Carrier also provides the Captive Agency with operational support including advertising and certain back office functions. The largest Captive Agencies in the United States include Allstate Corporation, State Farm Mutual Automobile Insurance Company and Farmers Group, Inc.

•

Direct distribution (16% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Certain Carriers market their products directly to clients. Historically, this strategy has been most effective for targeting clients who require auto insurance only, with clients seeking bundled solutions relying on advice from independent and captive agents. The largest Carriers that sell directly to clients include Berkshire Hathaway Inc. (via GEICO Corp.) and Progressive Corporation.

Personal lines insurance agents generate revenues through commissions, which are calculated as a percentage of the total insurance premium placed on behalf of clients, and through fees for other related services. Premiums in the personal lines insurance market have grown consistently with underlying insured values and the overall economy.

Personal lines products		Personal lines premium trends
Auto premiums	Homeowners premiums

Source:	S&P Global Market Intelligence

Premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. External events, such as terrorist attacks, man-made and natural disasters, can also have significant impacts on the insurance market. We use the terms ‘‘soft market’’ and ‘‘hard market’’ to describe the business cycles experienced by the industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents.

In recent years, auto insurance premium pricing has been in a hard market as accident costs have risen significantly. Between 2014 and 2016, bodily injury costs rose 11.7% and auto property damage costs rose 15.1%, according to the Insurance Information Institute. Conversely, homeowners insurance premium pricing has recently been in a soft market according to the Counsel of Independent Agents and Brokers. However, the

2017 Atlantic Hurricane season has been one of the most active in recent history. Dowling & Partners Securities, LLC estimates that Hurricanes Harvey, Irma and Maria will result in insured losses ranging from $70 billion to more than $100 billion and insured losses from the recent California wildfires to be $15 billion; similar levels of industry losses in the past have resulted in a hardening of the insurance market.

Our segments

Our Segments are geared to leverage the strengths of two different talent pools to maximize productivity. The Corporate Channel recruits young agents who are typically new to insurance distribution; the Franchise Channel primarily recruits agents with industry experience. The combination of our two Segments enables us to prudently expand our business model while providing differentiated service to our clients.

Corporate Channel (60% of 2017 total revenue)

The Corporate Channel primarily targets young agents, particularly recent college graduates who typically do not have experience in the insurance industry. The majority of candidates are sourced through a combination of on-campus recruiting, employee referrals and highly targeted internet recruiting campaigns. Our recruitment team seeks candidates who display a high aptitude for learning new skills, are motivated by professional and financial incentives and display the ability to succeed in a team-oriented environment. After the recruitment team has selected candidates, they are placed into a training class that lasts approximately two weeks. Corporate Channel agents are required to become fully licensed P&C agents prior to training. During the training class, Corporate Channel agents acquire a wide variety of skills including:

•	knowledge of all available personal lines products and the trade-offs between pricing and coverage;

•	the ability to fit their clients to the best insurance products at the right price point;

•	the ability to leverage our well-established network of Referral Partners to win new business;

•	the ability to leverage our service centers to service policies and handle renewal activities; and

•	the ability to leverage our technology tools to increase productivity.

The combination of hiring highly motivated and talented individuals, giving them proper tools and training and removing the burden of ongoing client service allows our Corporate Channel agents to become significantly more productive than average personal lines agents. In 2016, Corporate Channel agents with more than three years of tenure averaged 3.7x as much New Business Production per Agent (Corporate) as the industry best practice according to the Best Practices Study. Corporate Channel agents with less than two years of tenure averaged 1.9x as much New Business Production per Agent (Corporate) as the industry best practice.

Franchise Channel (40% of 2017 total revenue)

The Franchise Channel primarily recruits agents with industry experience. Our Franchise Channel has a unique value proposition to experienced agents who understand the limits and pain points of the traditional agency model:

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Franchise Channel agents can leverage our service centers to handle service requests and process renewals. Most traditional agencies require their agents to handle client service and renewals which diminishes the time they can devote to winning additional new business and growing their agencies. Traditional agencies can become the victims of their own success as their increasing service burden crowds out time to sell new business.

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Franchise Channel agents use our well-established sales processes to win new business. Franchise Channel agents are trained side by side with Corporate Channel agents to leverage our training program, to acquire product and Carrier knowledge and to utilize our technology and back office support.

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Franchise Channel agents benefit from lean startup costs as they do not require multiple employees or a retail location to run their agencies. Captive Agents are often required to immediately hire two to three additional employees as support staff, lease a storefront location, and contribute a specific percentage of revenue toward an advertising budget. Further, most fixed costs in a traditional agency (e.g., administrative costs, technology fees, training expenses and service costs) are diminished due to Goosehead’s scale, and we expect that they will continue to decrease as the Franchise Channel grows.

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Franchise Channel agents gain access to products from multiple carriers in their markets, allowing Franchise Channel agents to better serve their clients and provide choice. Captive Agents typically can only sell products from one Carrier.

•	Franchise Channel agents own an economic interest in their Books of Business.

Our franchise sales team is responsible for selecting which Franchisee applicants are ultimately approved to operate within the Franchise Channel. The franchise sales team seeks applicants who have demonstrated a strong capacity to win new business and a desire to own their own business. Our recruiting efforts have helped us create a franchise pool which is significantly more productive than average personal lines agents. In 2016, Franchise Channel agents with more than three years of tenure averaged 1.6x as much New Business Production per Agent (Franchise) as the industry best practice according to the Best Practices Study. Franchise Channel agents with less than two years of tenure averaged 1.1x as much New Business Production per Agent (Franchise) as the industry best practice.

Our competitive strengths

We believe that our competitive strengths include the following:

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Young and highly motivated producers in the Corporate Channel. The agents in the Corporate Channel are fundamentally different than the typical agents in the personal lines industry. Substantially all of our agents are recent college graduates (average age of 26), whereas 67% of personal lines agents in the industry are over 50 years old, according to the 2016 Future One Agency Universe Case Study. This gives us a significant advantage both in the short- and long-term. In the short-term, our agents have proven to be especially adept at learning new techniques and mastering new technologies. This has enabled our agents to generate approximately 3.7x as much new business as top performing personal lines agents after three years. Over the long-term, we believe our youth will enable us to avoid the shrinking workforce challenges that many of our competitors face and win an even larger market share from other agencies. According to Independent Insurance Agents & Brokers of America, Inc., 40% of independent agencies anticipate a change of control within the next five years. We believe an aging industry workforce will create significant disruption in the personal lines distribution industry, and we will be in a position to win displaced clients.

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Franchise Channel solves the inherent flaws in the traditional agency model. We believe that the traditional agency model is flawed for several reasons, including: (1) agents are typically responsible for handling their own client service and renewals, diminishing the time they can devote to winning new business and growing their overall Book of Business, (2) Captive Agents can only offer clients products from one Carrier, limiting the agents’ ability to best serve their clients and (3) some Captive Agents do not own their Book of Business, giving them less incentive to win new business. Given the size of the traditional agency market and its inability to adapt to these challenges without introducing significant channel conflict, we believe there is a meaningful opportunity to disrupt the traditional agency marketplace. Our Franchise Channel seeks to solve the inherent problems in the traditional agency model. Agents in the Franchise Channel are able to focus on new business, provide clients with choice by offering products from multiple Carriers, and own an economic interest in their Book of Business. Furthermore, by removing the service burden which takes a significant amount of time and energy, we believe our platform provides Franchise Channel agents with the ability to manage larger Books of Business than traditional model agents. As a result, the Goosehead model has proven to be attractive to high-performing agents who wish to achieve greater professional and financial success.

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Single technology platform with end-to-end business process management. Our operations utilize an innovative cloud-based technology solution which is built on the Salesforce.com platform with significant proprietary investment to customize it to suit our needs. Our technology provides our agents with tools to better manage their sales and marketing activities, and our service center operations with real-time 360-degree visibility of client accounts. Additionally, our technology provides agents with data and analytics which allow them to make smarter business decisions. We believe our single, sales-oriented technology platform is differentiated relative to most insurance agency IT environments that utilize disparate accounting-driven agency management vendors and legacy mainframe systems across their operations. Our technology platform has been a key enabler of our growth while also driving efficiencies. One of these efficiencies is service expenses. Our 2016 service expenses as a percentage of gross commissions were 3.2x lower than the industry best practice according to the Best Practices Study. Despite our reduced service expense load, we are able to maintain best in class NPS scores and typically deliver policy binders in under an hour.

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Service centers drive both new and renewal business. Our service centers handle all of our client service and renewals and have achieved a highly differentiated level of service as indicated by our NPS scores of 84 in 2016 and 86 in 2017—higher than many global service leaders such as Ritz Carlton and Disney and 2.0x the P&C industry average, according to Satmetrix. Having such a skilled service team provides three tangible benefits to our business: (1) allowing our agents to focus virtually all of their time on winning new business (instead of preserving existing business), (2) generating strong Client Retention which provides a stable source of highly visible and recurring revenue and (3) providing opportunities to earn additional revenue as our service agents are highly trained in cross-selling and generating referral business. Our service agents typically originate up to 10% of our annual New Business Revenue. We believe that our service centers will continue to drive a competitive advantage by supporting our industry-leading productivity and our recruiting efforts. We have already made the necessary technology, staffing and real estate investments in our service centers to support our planned agent hiring which we believe will allow us to readily scale and increase market share.

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Unique value proposition to Referral Partners. We have highly standardized processes across our entire organization due to the strong quality controls instituted in our service centers. Both new business and renewal business move through our systems in a tightly choreographed manner which enables both strong quality controls and quick delivery of services. We have found that the ability to quickly and accurately bind an insurance policy is attractive to both individuals buying insurance and third parties, such as Referral Partners, who can drive new business to us. Referral Partners include financial services providers who depend on us to timely place insurance policies and to provide the flexibility to facilitate necessary changes rapidly, including at the time of home closings. This allows our Referral Partners to close transactions on time and ultimately become more productive in their business. We do not compensate our Referral Partners for sending us new business.

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Proven and experienced senior management team. Our senior management team has a long history of cohesively operating together and implementing our business model. Our Chairman and Chief Executive Officer, Mark E. Jones, co-founded Goosehead in 2003. Prior to co-founding Goosehead, Mr. Jones was a Senior Partner and Director at Bain & Company, a global management consulting firm, where he also served for many years as Global Head of Recruiting. Many of our management, sales and recruiting practices were developed and refined by Mr. Jones during his time at Bain and instituted at Goosehead. Mr. Jones has received a wide variety of accolades for his leadership accomplishments, including being recognized as one of the Top Rated CEOs from among more than 7,000 companies with less than 1,000 employees on Glassdoor’s “Employee’s Choice Award” in 2017. In 2006, Mr. Jones recruited Michael Colby to join Goosehead as Controller. Over the last 12 years, Mr. Colby has worked closely with Mr. Jones in all aspects of the business, taking on increasing responsibility; becoming Chief Financial Officer in 2010, Chief Operating Officer of our Franchise Channel in 2011, Chief Operating Officer of Goosehead in 2014, and President and Chief Operating Officer of Goosehead in 2016.

Key elements of our growth strategy

Our goal is to achieve long-term returns for our stockholders by establishing ourselves as the premier national distributor of personal lines insurance products. To accomplish this goal, we intend to focus on the following key areas:

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Continue to expand recruiting in the Corporate Channel. We strive to prudently grow our business by expanding our agent count in the Corporate Channel. We have a highly developed process for recruiting new agents which we have continually refined over the last decade and has resulted in higher success rates for our Corporate Channel agents. As demonstrated in the chart below, average annual compensation has increased since 2015.

Given our success recruiting agents, we plan to expand our recruiting to additional college campuses and engage in highly targeted internet recruiting campaigns.

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National rollout of the Franchise Channel. Prior to 2017, we had franchises in five states (Texas, California, Florida, Virginia and Illinois). In 2017, we began licensing franchises in five additional states: Pennsylvania, Michigan, North Carolina, Louisiana and Oklahoma. In 2018, we are targeting expansion into Colorado, Connecticut, Indiana, Iowa, Maryland, Minnesota, Missouri, New Jersey, New York, Ohio, South Carolina, Washington and Wisconsin. As of December 31, 2017, we have signed Franchise Agreements in each of these states. The success of the national rollout of the Franchise Channel is only starting to emerge in our financial performance. As of December 31, 2017, 60% of our Franchisees had less than one year of tenure.

Franchise Channel tenure profile

(1)	Number of franchise locations include 119 franchises which are under contract but yet to be opened as of December 31, 2017.

Given the anticipated New Business productivity uplift that comes with more years of experience, and the elevated Royalty Fees on renewal business, we believe our Franchise Channel is positioned for strong growth and margin expansion. This growth will be further enhanced by the approximately 40,000 potential franchise candidates in our current pipeline. The number of potential franchise candidates is updated daily to reflect any new franchise candidates on our Salesforce.com platform. We identify our franchise candidates according to the following criteria: (1) work experience, including sales, entrepreneurial or insurance experience; (2) license status; and (3) geographic location. Of our total current pipeline, we anticipate selecting approximately 2,000 potential candidates for additional vetting and screening processes, and approximately 10% of these candidates would ultimately qualify as Franchisees under our exacting standards. Although the candidates that meet our franchise standards are not guaranteed to enter into Franchise Agreements, we believe our pipeline will allow us to execute a national build-out of our model. The pace of our national build-out will be aided by the regulatory approvals, product offering approvals and carrier relationships we have already obtained across the continental United States.

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Continue to develop innovative ways to drive productivity. We believe that our agents are already among the most efficient personal lines agents in the industry. In 2016, Corporate Channel agents with more than three years of tenure averaged 3.7x as much New Business Production per Agent (Corporate) as the industry best practice; Franchise Channel agents with more than three years of tenure averaged 1.6x as much New Business Production per Agent (Franchise) as the industry best practice. We believe there is an opportunity to further expand productivity, particularly in the Franchise Channel. We have historically deployed the intellectual capital accumulated in the Corporate Channel (including sales practices, client relationship management practices, recruiting practices and technology) into the Franchise Channel to optimize new business production. We will continue to innovate going forward in an effort to both better serve our clients and expand our platform.

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Maximize our effectiveness in managing renewal business. Renewal business mechanically increases revenue and mechanically decreases expenses. On the revenue side, we earn significantly larger Royalty Fees from our Franchisees for renewal business. On the expense side, many of our largest expenses are significantly lower for renewal business such as compensation costs, risk management costs and client development costs. Critical to converting new business into renewal business is strong Client Retention. Our Client Retention effort is led by our service centers which had a 2017 NPS score of 86, leading to an 88% Client Retention rate in 2017 and 94% premium retention rate in 2017. Key to maintaining these NPS scores and Client Retention rates is the consistency of personnel in our service centers. Our consistency in service personnel is due to a combination of the respect we have for our service team and the competitive wages we offer; average compensation for service team employees was over $47,000 in 2017. Our Client Retention rates are further enhanced by Mr. Jones’ experience at Bain, where he was one of the leaders in developing Bain’s approach to managing client loyalty in the insurance industry. We actively employ the insights Mr. Jones gleaned during his time at Bain to successfully convert new business into higher-margin renewal business.

Technology

We have invested heavily in our technology platform to not only support our business, but to drive growth and productivity. Our operations utilize an innovative cloud-based technology solution which is built on the Salesforce.com platform with significant proprietary investment to customize it to suit our needs:

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In 2009, we rolled out Salesforce.com across our entire platform. Our customized agency management system provided us with transparency into client lifecycle, a sophisticated commission accounting application and enhanced analytic capabilities.

•	In 2010, we integrated DocuSign into our Salesforce.com platform, improving client experience and Carrier compliance.

•

In 2011, we added Franchise Channel capabilities which enabled efficient management of Franchisees. We also created the infrastructure necessary to protect sensitive Franchisee information including Client lists. We also rolled-out our email engine which provides marketing automation for cross-selling.

•

In 2013, we created our Carrier knowledge database (a reference library of Carrier underwriting guidelines) and our Referral Partner platform (creates precision and coordination in Referral Partner marketing).

•	In 2015, we established our learning management system which enables efficient compliance training, initial training, and continuing education.

•	In 2016, we invested in InGenius which enhanced customer service capabilities with CTI (computer telephony integration), omni-channel and SMS texting capabilities.

We plan to continue to upgrade our systems in the future. Planned upgrades include: (1) integrated data capabilities to populate accurate property, driver, vehicle and mortgage information, improving agent efficiency and enhancing client prospecting; (2) enhanced security via Salesforce Shield; (3) integrated comparative rater solution; and (4) cloud-based contact center solution with advanced call routing capabilities and AI driven speech analytics to evaluate agent performance and customer sentiment.

Markets & marketing

We primarily compete in the approximately $318 billion U.S. personal lines P&C industry, according to S&P Global Market Intelligence. As a distributor, we compete for business on the basis of reputation, client service, product offerings and the ability to efficiently tailor our products to the specific needs of a client. There are principally three ways in which personal lines insurance is distributed in the U.S.:

•

Independent agencies (35% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Independent agencies are “independent” of any one Carrier. They can offer insurance products from multiple Carriers to their clients. There are approximately 38,000 independent insurance agencies in the United States, according to the 2016 Future One Agency Universe Case Study. Many of the largest insurance agencies, such as Aon plc, Arthur J. Gallagher & Co., Brown & Brown Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson plc, focus primarily on commercial lines. We believe that we are one of the largest independent insurance agencies focused primarily on personal lines.

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Captive Agencies (48% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Captive Agencies sell products for only one Carrier. The Carrier compensates the Captive Agency through sales commissions based on premiums placed on behalf of clients. The Carrier also provides the Captive Agencies with operational support including advertising and certain back office functions. The largest Captive Agencies in the United States include Allstate Corporation, State Farm Mutual Automobile Insurance Company and Farmers Group, Inc.

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Direct distribution (16% personal lines market share in 2015 according to the Independent Insurance Agents & Brokers of America, Inc.). Certain Carriers market their products directly to clients. Historically, this strategy has been most effective for targeting clients who require auto insurance only, with clients seeking bundled solutions relying on advice from independent and captive agents. The largest Carriers that sell directly to clients include Berkshire Hathaway Inc. (via GEICO Corp.) and Progressive Corporation.

Agents in both the Corporate Channel and the Franchise Channel are primarily responsible for acquiring new clients. Agents are encouraged to procure new clients through both relationships with Referral Partners and traditional channels (friends, family, client referrals, inbound inquiries and outbound inquiries). Referral Partners are typically professionals in the home buying process who rely on us to quickly bind accurate home insurance policies. While traditional channels are an important source of new business, Referral Partners typically provide us with a high-quality source of ongoing business leads. Clients sourced through Referral Partners are generally in the process of either buying or refinancing a house. These clients frequently purchase additional policies such as auto insurance. By leveraging our Referral Partner network, we have been able to quickly gain scale in the personal lines property and casualty industry without incurring other significant direct client acquisition costs, such as advertising or purchasing internet leads.

The Company represents over 80 Carriers, of which 29 provide national coverage. We have three Carriers who each represent 10% or more of our total revenue. These Carriers represented 18%, 14%, and 11% of our total revenue in 2016 and 18%, 15% and 11% of our total revenue in 2017.

Franchise agreements

Our Franchise Channel operates under a franchising model and each franchise is governed by a Franchise Agreement. The Franchise Agreements for all existing franchises are nearly identical. We have taken the position that we do not negotiate the terms of our Franchise Agreements in order to maintain uniformity within the system.

Each Franchise Agreement contains one ten-year term with two optional five-year renewal terms. The Franchise Agreement may be terminated early if the Franchisee is violating a term of the contract, operating contrary to state law, or violating Goosehead procedures required by the operations manual.

Franchisees are required to pay an Initial Franchise Fee that varies depending on the state in which the franchise will be located. Franchisees are also required to pay a monthly Royalty Fee, which entitles the

Franchisee to continue to operate in our Franchise Channel. The Royalty Fee is derived from a percentage of gross revenues on insurance policies in their initial (20%) and renewal terms (50%). Franchise owners are not entitled to an exclusive territory and may solicit sales from any location within the state in which they operate, subject to certain internal restrictions.

Franchisees who sign a Franchise Agreement after January 1, 2018, will be required to pay a minimum monthly Royalty Fee if the Royalty Fee derived from the gross revenues on insurance policies in their initial term does not exceed a specific amount.

Franchises operating in the Franchise Channel increased by 52% from 125 in 2015 to 190 in 2016. Franchises operating in the Franchise Channel increased by 54% from 190 in 2016 to 292 in 2017.

Competition

The insurance brokerage business is highly competitive, and numerous firms actively compete with us for customers and insurance markets. Competition in the insurance business is largely based upon innovation, knowledge, terms and condition of coverage, quality of service and price. A number of firms and banks with substantially greater resources and market presence compete with us.

Our brokerage operations compete with firms, which operate globally or nationally or are strong in a particular region or locality and may have, in that region or locality, an office with revenues as large as or larger than those of our corresponding local office. We believe that the primary factors determining our competitive position with other organizations in our industry are the quality of the services we render, the technology we use, the diversity of products we offer, and the overall costs to our clients.

A number of Carriers directly sell insurance, primarily to individuals, and do not pay commissions to third-party agents and brokers. In addition, the Internet continues to be a source for direct placement of personal lines insurance business. While it is difficult to quantify the impact on our business from individuals purchasing insurance over the Internet, we believe this risk would generally be isolated to personal lines customers with single-line auto insurance coverage, which represent a small portion of our overall business.

Intellectual property

We have registered “Goosehead,” “Goosehead Insurance,” and our logo as trademarks in the U.S. We also have filed other trademark applications in the U.S., and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective. We also are the registered holder of a variety of domain names that include “Goosehead” and similar variations.

Regulatory matters

Franchise regulation. Offers and sales of franchises (so-called “pre-sale” franchise activities) are regulated in the United States by the FTC as well as certain states. The FTC (through its “Franchise Rule”) requires franchisors to provide certain disclosures, in the form of a franchise disclosure document (an “FDD”) to prospective Franchisees. One of the disclosure requirements is to include in the FDD audited financial statements of the franchisor (Goosehead Insurance Agency, LLC) or, if not the franchisor, an affiliate or parent of the franchisor who guarantees the franchisor’s obligations to its franchisees. In order to include our consolidated financial statements in the FDD, we are required to guarantee Goosehead Insurance Agency, LLC’s current and future obligations to its franchisees. The Franchise Rule does not require a franchisor to register or file an FDD with the FTC before offering franchises. Approximately twenty states also have pre-sale franchise or “business opportunity” laws and regulations that require franchisors to register with the state in some manner before that franchisor may offer or sell a franchise in that state, and in some cases to also provide prospective Franchisees with certain additional disclosures as part of the FDD. Approximately twenty-four states also have “franchise relationship laws” that address post-sale aspects of the franchisor-franchisee relationship, such as prohibiting enforcement of certain franchise agreement provisions, requiring a certain notice or cure period before termination of a franchise agreement, and also defining what constitutes “good cause” for terminating the franchise agreement or denying a transfer or renewal of the agreement. Although we believe that our Franchise Agreements and our relationships with Franchisees generally have complied with franchise relationship laws, a failure to comply with those laws could result in civil liability or the company’s inability to enforce a Franchise Agreement, among other things. In addition, while historically our franchising operations have not been materially adversely affected by such laws or regulations, we cannot predict the effect of any future federal or state franchise laws or regulations.

Licensing. We and/or our designated employees must be licensed to act as brokers, intermediaries or third-party administrators by state regulatory authorities in the locations in which we conduct business. Regulations and licensing laws vary by individual state and are often complex.

The applicable licensing laws and regulations in all states are subject to amendment or reinterpretation by regulatory authorities, and such authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension and renewal of licenses. It is our belief that we are in compliance with the applicable licensing laws and regulations of all states in which we currently operate. However, the possibility still exists that we and/or our employees could be excluded or temporarily suspended from carrying on some or all of our activities in, or could otherwise be subjected to penalties by, a particular jurisdiction.

Agent and broker compensation. Some states, such as Texas, permit insurance agents to charge policy fees, while other states prohibit this practice. In recent years, several states considered new legislation or regulations regarding the compensation of brokers by Carriers. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with customers.

Rate regulation. Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state’s regulatory authority. In many cases, such rating plans, policy or coverage forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or in response to increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator’s approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California and New York, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

While we are not an insurer, and thus not required to comply with state laws and regulations regarding insurance rates, our commissions are derived from a percentage of the premium rates set by insurers in conjunction with state law.

Privacy regulation. Federal law and the laws of many states require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. Federal law and the laws of many states also regulate disclosures and disposal of customer information. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.

Employees

As of December 31, 2017, we had approximately 280 full-time and two part-time employees. Our Franchisees are independent businesses and their employees and independent contractor sales associates are therefore not included in our employee count. None of our employees are represented by a union. We have a good relationship with our employees.

Corporate Channel sales agent headcount increased by 38% from 50 in 2015 to 69 in 2016. Corporate Channel sales agent headcount increased by 61% from 69 in 2016 to 111 in 2017.

Properties

Our headquarters is located in leased offices in Westlake, Texas. The lease consists of approximately 62,000 square feet and expires in March 2028. As of December 31, 2017, our company-owned insurance brokerage business leases approximately 119,129 square feet of office space in the Texas and Nevada under approximately seven leases. These offices are generally located in small office parks, generally with lease terms of five to ten years. We believe that all of our properties and facilities are well maintained.

Legal proceedings

From time to time, we may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently party to any material legal proceedings.

Management

Executive officers and directors

Set forth below is certain biographical and other information regarding our directors, after giving effect to the reorganization transactions, and our executive officers and key employees. We intend to appoint additional directors prior to the consummation of this offering.

Name	Age	Position

Mark E. Jones	56	Chairman, Director and Chief Executive Officer

Michael C. Colby	36	President and Chief Operating Officer

Mark S. Colby	32	Chief Financial Officer

P. Ryan Langston	36	Vice President and General Counsel

Michael Moxley	35	Vice President, Service Delivery

Robyn Jones	55	Vice Chairman, Director

Peter Lane	53	Director

Mark Miller	52	Director

James Reid	55	Director

Mark E. Jones has served as Chief Executive Officer since co-founding the company in 2003 and Chairman of the Board since the Board was established. Mr. Jones has led the strategic development and execution of all aspects of our business since inception. Prior to leading Goosehead, he spent from 1991 to 2004 at Bain & Company, the global consulting firm, most recently as a senior partner and director. At Bain, Mr. Jones consulted with CEOs and senior executives across a wide range of industries—including the insurance industry—primarily focused on growth strategies, mergers and acquisitions, and profit improvement programs. In addition to his client responsibilities, he served as Bain’s Global Head of Recruiting for several years. He began his professional career at Ernst & Young in Calgary, Canada from 1985 to 1989. He earned a Bachelor of Commerce degree from the University of Alberta in 1985 and an MBA from Harvard Business School in 1991. Mr. Jones was selected to our board of directors because of his role as a co-founder of the company, the Jones family’s position as our largest shareholder, and because of his expertise in strategy development and execution, leadership and finance.

Michael C. Colby has served as President and Chief Operating Officer of the company since January 2016, leading the operations of the business, including the corporate and franchise insurance revenue channels, franchise sales, the client service centers, recruiting, technology, Carrier relations and training. Mr. Colby joined the company in 2006 as the Controller, was promoted to Vice President of Finance in 2008, and in 2010 to Senior Vice President and Chief Financial Officer. In 2011, Mr. Colby was also appointed Chief Operating Officer of the newly formed franchise business, and in 2014 was named Executive Vice President and Chief Operating Officer of the combined corporate and franchise businesses. He began his professional career at KPMG in their audit practice. He earned a BBA in Accounting and a MS in Finance at Texas A&M University in College Station, Texas in 2004.

Mark S. Colby has served as Chief Financial Officer since 2016. Mr. Colby joined Goosehead in 2012 as Manager of Strategic Initiatives, where he worked on Information Systems platform development and migration, real estate planning, and business diversification initiatives. Since his promotion to Vice President of Finance in 2015, Mr. Colby has overseen Goosehead’s internal and external financial reporting, budgeting and forecasting, payroll/401(k) administration, treasury function, and Quality Control/Risk Management department. Prior to joining Goosehead Insurance full-time, Mr. Colby worked in Ernst & Young’s Transaction Advisory Services and Audit service lines from 2009 to 2012. He graduated cum laude from Texas A&M University in 2009 with a BBA in Accounting and a MS in Finance and is a Certified Public Accountant.

P. Ryan Langston has served as Vice President and General Counsel of the company since 2014. Mr. Langston is involved in the strategic development of company policy and oversees all legal activity in both the Corporate Channel and the Franchise Channel. He is responsible for ensuring regulatory compliance and directs the company’s real estate expansion. Prior to joining the company, Mr. Langston was an attorney with Strasburger & Price, LLP, where he represented Goosehead and other businesses in commercial litigation and arbitration involving business dissolutions, consumer financial disputes, theft of trade secrets, enforcement of noncompetition agreements and breach of contracts. Mr. Langston earned his JD from the University of Texas School of Law in 2009 and his BA degree from Brigham Young University in 2006.

Michael Moxley has served as Vice President of Service Delivery since joining the company in 2014. Mr. Moxley is responsible for the delivery of a world-class client experience and operational excellence, as he leads our service, information technology and operations teams. Prior to joining Goosehead, Mr. Moxley served as a Director from 2011 to 2014 with two global business process outsourcing firms, Alorica and Transcom, where he led both growth and client experience strategy for multiple domestic and international contact centers. Mr. Moxley began his professional career at AT&T in Texas from 2002 to 2011, where he successfully led several large scale sales and service teams throughout his tenure.

Robyn Jones is the co-founder of Goosehead and has served as a Director and Vice Chairman of the Board since March 2018. Ms. Jones manages our physical facilities, is actively involved in our Recruiting program and leads our Women’s Professional Development Program. She was selected to our board of directors because of her role in founding the company, the Jones family’s position as our largest shareholder and her unique role in establishing and maintaining our company culture. She is also the grandmother of the company’s namesake, Lucy “Goosehead” Langston.

Peter Lane has served as a member of our board of directors since March 2018. Mr. Lane previously served as Chief Executive Officer of Axip Energy Services LP (“Axip”), formerly known as Valerus, an oilfield services company headquartered in Houston, Texas, from 2010 to 2016. Prior to joining Axip, Mr. Lane was an Operating Partner with TPG Global, LLC (“TPG”) from 2009 to 2011. Before TPG, Mr. Lane spent 12 years at Bain & Company, where he led the Dallas and Mexico City offices as well as the oil and gas practice. He became a Partner at Bain in 2003. Mr. Lane has served on the boards of Petro Harvester since 2011, Taylor Morrison Homes since 2012, FleetPride since 2016 and has been a senior advisor to Altamont Capital Partners since 2017. Mr. Lane holds a BS in physics from the University of Birmingham in the United Kingdom and an MBA from the Wharton School. Mr. Lane was selected to our board of directors because he brings extensive experience in business operations, finance and corporate governance.

Mark Miller has served as a member of our board of directors since March 2018. Mr. Miller is Executive Vice President and Chief Financial Officer of Marketo. At Marketo, Mr. Miller leads the company’s Finance, Accounting and Tax functions, as well as the company’s Human Resources and Corporate Facilities areas. He joined Marketo in April 2017 after the company was taken private by Vista Equity Partners. Prior to Marketo, Mr. Miller was the CFO of Active Network from 2014 to 2016 and the CFO of L.H.P. Hospital Group in 2013 and 2014. Mr. Miller spent 18 years with Sabre Holdings where he held multiple operating and finance positions and was instrumental in the company’s initial IPO and its subsequent $5 billion privatization transaction. He was Sabre’s CFO from 2010 to 2013. Early in his career, Mr. Miller worked for Ernst and Young, LTV Corporation, and

Hertz Corporation. Mr. Miller has an Accounting degree from Texas Tech University and an MBA in Finance from Rice University. He is a licensed Certified Public Accountant in the state of Texas. Mr. Miller was selected to our board of directors because he brings extensive experience in business operations, finance and accounting.

James Reid has served as a member of our board of directors since March 2018. Mr. Reid has served as Chairman, Chief Executive Officer and President of Higginbotham Insurance Agency, Inc. (“Higginbotham”) since 1989, where he implemented the firm’s Single Source platform whereby customers can obtain all of their insurance and financial services from a single provider. Under Mr. Reid’s leadership, Higginbotham has become a leading independent commercial insurance broker based in Texas, one with full P&C and financial service capabilities through more than 25 offices and subsidiaries across Texas. He is also Higginbotham’s top commercial P&C sales producer. Mr. Reid began his insurance career in 1983 as an assistant to the principals of Ramey, King, & Minnis Insurance Agency. In 1984, he joined American General Fire & Casualty Company as a territorial marketing manager before joining Higginbotham in 1986. Mr. Reid is a member of several insurance industry groups, including Independent Insurance Agents of Texas and the Council of Insurance Agents and Brokers. He serves as Chairman of the Finance and Facilities Committee and as a member of the Audit Committee on the Board of Regents of the University of North Texas System. Mr. Reid holds a BS in Business Administration/Insurance from the University of North Texas and he is a Certified Insurance Counselor. Mr. Reid was selected to our board of directors because he brings extensive experience in business operations and in the insurance industry.

Family relationships

Mark E. Jones, our Chief Executive Officer, Chairman of the Board and co-founder, is married to Robyn Jones, our co-founder and Vice Chairman of the Board.

P. Ryan Langston, our Vice President and General Counsel, is the son-in-law of Mark E. Jones and Robyn Jones.

Michael Colby, our President and Chief Operating Officer, Mark Colby, our Chief Financial Officer, and Matthew Colby, our Vice President of Agency Sales, are brothers.

Mark E. Jones Jr., our Controller, is the son of Mark E. Jones and Robyn Jones.

Board structure

Composition

Upon the consummation of the offering, our board of directors will consist of five directors. Peter Lane, Mark Miller and James Reid qualify as independent directors under the applicable corporate governance standards of the Nasdaq Global Market.

In accordance with our certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than eleven persons. Our board of directors will consist of a majority of independent directors within the meaning of the applicable rules of the SEC and Nasdaq.

Our independent directors will appoint a “lead independent director,” whose responsibilities will include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors.

Following the time when the Substantial Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. Following the time when the Substantial Ownership Requirement is no longer met, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three year terms.

Controlled company exception

After the consummation of this offering, Mark E. Jones and Robyn Jones, will, in the aggregate, have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to rely on certain of the foregoing exemptions provided to controlled companies under the Nasdaq rules. Therefore, immediately following the consummation of this offering, we do not intend to have a nominating and corporate governance committee or an entirely independent compensation committee. We do not intend to rely on the exemption to the requirement that a majority of our directors be “independent” as defined in the Nasdaq rules. Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the Nasdaq Global Market, we will be required to comply with these provisions within the applicable transition periods.

Committees of the board

Upon the consummation of this offering, our board of directors will have two standing committees: a fully independent Audit Committee and a Compensation Committee with a majority of independent directors. The following is a brief description of our committees.

Audit committee

Upon the completion of this offering, Peter Lane, Mark Miller and James Reid are expected to be the members of our Audit Committee. Mark Miller is the chairman of our Audit Committee. The board of directors has determined that Mark Miller qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Each member of the Audit Committee is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the current listing standards of the Nasdaq Global Market. We believe that our Audit Committee complies with the applicable requirements of the Nasdaq Global Market. Our Audit Committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

Upon the completion of this offering, Mark E. Jones, Peter Lane and Mark Miller are expected to be the members of our Compensation Committee. Peter Lane is the chairman of our Compensation Committee. A majority of the members of this committee are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act, and meet the requirements for independence under the current Nasdaq Global Market listing standards. We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Our Compensation Committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of the executive officers employed by us;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Mark E. Jones may not be present during voting or deliberations related to, and will recuse himself from voting on, his own compensation.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of a compensation committee (or other committee performing that function) of any other entity that has an executive officer serving as a member of our board of directors.

Code of business conduct and ethics policy

We have adopted a code of business conduct and ethics policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full text of our code of business conduct and ethics policy will be available on our website at www.goosehead.com. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Global Market. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Indemnification of officers and directors

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Executive compensation

Summary compensation table

The following table sets forth information concerning the compensation paid to or accrued by our principal executive officer and our two other most highly compensated executive officers (our “named executive officers,” or “NEOs”) during our fiscal year ended December 31, 2017. All numbers are rounded to the nearest dollar.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
Mark E. Jones,	2017	$1,200,000	—	—	—	$0	—	$13,090	$1,213,090
Chief Executive Officer and Chairman
Michael C. Colby,	2017	$330,000	—	—	—	$300,000	—	$1,276,100	$1,906,100
President and Chief Operating Officer
P. Ryan Langston,	2017	$230,000	—	—	—	$40,000	—	$167,187	$437,187
Vice President and General Counsel

(1)	The amounts shown include (i) 401(k) plan matching contributions ($7,950) for Messrs. Jones, Colby and Langston, (ii) healthcare benefits for Messrs. Jones ($4,500), Colby ($3,750) and Langston ($4,000), (iii) long-term disability benefits for Messrs. Jones ($640) and Colby ($380), (iv) forgiveness of $16,927 of a loan made to Mr. Colby and (v) distributions paid to Messrs. Colby ($1,247,092) and Langston ($155,237) in respect of their outstanding unvested equity holdings in Goosehead Financial, LLC, Goosehead Management, LLC, Texas Wasatch Insurance Holdings Group, LLC and/or TWIP. See “Executive Compensation—Outstanding equity awards at fiscal year end.” Because the equity holdings held by Messrs. Colby and Langston are perpetually unvested (meaning they are forfeited upon a termination of employment) and the distributions in respect of these holdings are non-forfeitable, pursuant to FASB ASC Topic 718, we do not recognize compensation expense on account of the grant of these holdings but do recognize compensation expense for distributions made in respect of these holdings.

Narrative disclosure to summary compensation table

We have not entered into employment agreements or offer letters with our named executive officers.

Certain of our named executive officers received grants of equity holdings in (i) TWIP in 2017 and (ii) Goosehead Financial, LLC, Goosehead Management, LLC, Texas Wasatch Insurance Holdings Group, LLC and/or TWIP in years prior to 2017. The purposes of such grants were to advance our interests by attracting and retaining high caliber senior management and motivating grant recipients to act in our long-term best interest. These grants are perpetually unvested (meaning they are forfeited upon a termination of employment), however our named executive officers are eligible to receive distributions in respect of such grants for as long as they are held.

Outstanding equity awards at fiscal year-end

The following table sets forth information regarding the outstanding unvested equity held by our named executive officers as of December 31, 2017.

Name	Type of equity	Number of units acquired that have not vested (#)(1)
Michael C. Colby	Texas Wasatch Insurance Partners, LP Units	1,445,000.00
	Goosehead Financial, LLC Class B Units	4,425.00
	Texas Wasatch Insurance Holdings Group, LLC Class B Units	55.00

P. Ryan Langston	Texas Wasatch Insurance Partners, LP Units	2,050,000.00
	Goosehead Management, LLC Class B Units	103.00
	Texas Wasatch Insurance Holdings Group, LLC Class B Units	9.90

(1)	These holdings are perpetually unvested (meaning they are forfeited upon a termination of employment). See “Executive compensation—Summary compensation table.” Therefore, pursuant to FASB ASC Topic 718, we do not recognize compensation expense on account of the grant of these holdings.

Pension benefits

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2017.

Our named executive officers participate in a defined contribution plan sponsored by Texas Wasatch Insurance Services, L.P. (the “401(k) plan”).

Under the 401(k) plan, Texas Wasatch Insurance Services, L.P. discretionarily matches a participant’s contributions (including for our named executive officers). Participants become vested in these matching contributions ratably over four years.

Termination and change in control benefits

There were no plans or agreements providing severance or change in control benefits for which our named executive officers were eligible in 2017.

Upon the termination of employment of any named executive officer for any reason prior to the initial public offering, any unvested equity holdings held by such named executive officer will automatically be forfeited and canceled without consideration. In connection with the initial public offering, any unvested equity holdings held by our named executive officers will be converted into ownership interests in Goosehead Financial, LLC, and thereafter, such interests will be fully vested and not forfeitable upon a termination of employment.

Equity compensation plans

Goosehead Insurance, Inc. omnibus incentive plan

We intend to adopt, subject to the approval of our shareholders, the Goosehead Insurance, Inc. Omnibus Incentive Plan (the “Incentive Plan”). The purposes of the Incentive Plan will be: (i) to advance our interests by attracting and retaining high caliber senior employees and other key individuals, (ii) to more closely align the interests of recipients of Incentive Plan awards with the interest of our shareholders by increasing the proprietary interest of such recipients in our growth and success as measured by the value of our stock and (iii) to motivate award recipients to act in the long-term best interests of our shareholders.

Shares available. Subject to adjustment, the Incentive Plan permits us to make awards of              shares of our common stock. Additionally, the number of shares of our common stock reserved for issuance under the Incentive Plan will increase automatically on the first day of each fiscal year following the effective date of the Incentive Plan, by the lesser of (i)             shares, (ii) 1% of outstanding shares on the last day of the immediately preceding fiscal year and (iii) such number of shares as determined by our board of directors. If any award issued under the Incentive Plan is cancelled, forfeited, or terminates or expires unexercised, such shares may again be issued under the Incentive Plan. In the event of a dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of common stock or other securities, issuance of warrants or other rights to purchase common stock or other securities, issuance of common stock pursuant to the anti-dilution provisions of any securities, or other similar event, the Plan Administrator shall adjust equitably any or all of (i) the number and type of shares which thereafter may be made the subject of awards, (ii) the number and type of shares subject to outstanding awards and (iii) the grant, purchase, exercise or hurdle price of awards or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

Administration. Our board of directors or, to the extent authority is delegated by our board of directors, its compensation committee or other committee (in either event, the “Plan Administrator”) will administer the Incentive Plan and determine the following items:

•	select the participants to whom awards may be granted;

•	determine the type or types of awards to be granted under the Incentive Plan;

•	determine the number of shares to be covered by awards;

•	determine the terms and conditions of any award;

•

determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares, other awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended;

•	approve the form of award agreements, amend or modify outstanding awards or award agreements;

•

correct any defect, supply any omission and reconcile any inconsistency in the Incentive Plan or any award, in the manner and to the extent it will deem desirable to carry the Incentive Plan into effect;

•	construe and interpret the terms of the Incentive Plan, any award agreement and any agreement related to any award; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Incentive Plan.

To the extent not inconsistent with applicable law, the Plan Administrator may delegate to one or more of our officers some or all of the authority under the Incentive Plan, including the authority to grant all types of awards authorized under the Incentive Plan.

Eligibility. Generally, all of our employees and all employees of our subsidiaries, our board of directors and certain other individuals who perform services for us or any of our subsidiaries will be eligible to receive awards. Our current intent is to limit the granting of awards under the Incentive Plan to senior employees and directors.

Forms of awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock awards, (iv) restricted stock unit awards, (v) performance awards, (vi) other cash-based awards and (vii) other stock-based awards. Such awards may be for partial-year, annual or multi-year periods.

•

Stock options. Options are rights to purchase a specified number of shares of our common stock at a price fixed by our Plan Administrator, but not less than fair market value on the date of grant. Options generally expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our Plan Administrator will determine. Options intended to be incentive stock options under Section 422 of the Code may not be granted to any person who is not an employee of us or any parent or subsidiary, as defined in Section 424 of the Code. All incentive stock options must be granted within ten years of the date the Incentive Plan is approved by our Plan Administrator.

•

SARs. A SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which the SAR is exercised. Our Plan Administrator will have the authority to determine whether the amount to be paid upon exercise of a SAR will be paid in cash, common stock or a combination of cash and common stock.

•

Restricted stock. Restricted stock awards provide for a specified number of shares of our common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our Plan Administrator. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all rights as a shareholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock; provided, however, that our Plan Administrator may determine that distributions with respect to shares of common stock will be deposited with us and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

•

RSUs. A restricted stock unit award is a right to receive a specified number of shares of our common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our Plan Administrator), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the Plan Administrator, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our common stock subject to the award. Prior to the settlement of a restricted stock unit award in our common stock, the award recipient will have no rights as a shareholder of us with respect to our common stock subject to the award.

•

Performance awards. Performance awards are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our Plan Administrator. Performance periods can be partial-year, annual or multi-year periods, as determined by our Plan Administrator. Payment may be made in the form of cash, common stock, restricted stock, restricted stock units, other awards, or a combination thereof, as specified by our Plan Administrator.

•

Other cash-based awards. Annual incentive awards are generally cash awards based on the degree to which certain of any or all of a combination of individual, team, department, division, subsidiary, group or corporate performance objectives are met or not met. Our Plan Administrator may establish the terms and provisions, including performance objectives, for any annual incentive award. The Plan Administrator may also grant any shorter- or longer-term cash-based award.

•

Other stock-based awards. Our Plan Administrator has the discretion to grant other types of awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares or factors that may influence the value of shares.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Plan Administrator may determine.

No repricing. Except as provided in the adjustment provision of the Incentive Plan, no action will directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant thereof without approval of our shareholders.

Director pay cap. Subject to the adjustment provision of the Incentive Plan, an individual who is a non-employee director may not receive under the Incentive Plan in any calendar year (i) options, SARs, restricted stock, RSUs, performance awards denominated in shares and other stock-based awards with a fair market value as of the grant date of more than $            and (ii) performance awards denominated in cash and other cash-based awards which relate to more than $            .

Termination of service and change of control. The Plan Administrator will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, be paid or be forfeited. In the event of a change in control, except as otherwise provided in the applicable award agreement, the Plan Administrator may provide for:

•	continuation or assumption of outstanding awards under the Incentive Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

•

substitution or replacement of outstanding awards by the surviving corporation or its parent with cash, securities, rights or other property with substantially the same terms and value as such outstanding awards;

•

acceleration of the vesting (including the lapse of any restriction) and exercisability of outstanding awards upon (i) the individual’s involuntary termination of service (including termination by us without cause or by the individual for good reason) following such change in control or (ii) the failure of the surviving corporation or its parent to continue or assume such outstanding awards;

•	determination of the level of attainment of the applicable performance condition or conditions in the case of a performance award; and

•	cancellation of outstanding awards under the Incentive Plan in exchange for a payment of cash, securities, rights and/or other property equal to the value of such outstanding award.

Amendment and termination. Our board of directors may amend, alter, suspend, discontinue or terminate the Incentive Plan. The Plan Administrator may also amend the Incentive Plan or create sub-plans. However, subject to the adjustment and change of control provisions of the Incentive Plan, any such action that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Incentive Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any outstanding awards in accordance with the Incentive Plan.

Goosehead Insurance, Inc. employee stock purchase plan

We intend to adopt, subject to the approval of our shareholders, the Goosehead Insurance, Inc. Employee Stock Purchase Plan (the “ESPP”). A total of              shares have been authorized for issuance under the ESPP (the “Initial Share Pool”). The total number of shares available for purchase under the ESPP will increase on the first day of each fiscal year following the effective date of the ESPP, by the lesser of (i)            shares, (ii) 1% of the Initial Share Pool and (iii) such number of shares as determined by our board of directors in its discretion; provided that the maximum number of shares that may be issued under the ESPP in any event will be              shares, subject to adjustment in the event of a dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities of us, or other similar event. Our board of directors or a committee designated by our board of directors (in either event, the “ESPP Administrator”) will administer the ESPP.

Our employees, including executive officers, or employees of our subsidiaries may be required to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our ESPP Administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for at least six months prior to the first date of an offering. An employee may not be granted options to purchase stock under the ESPP if such employee (a) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, (b) holds rights to purchase stock under the ESPP that would accrue at a rate that exceeds $25,000 of the fair market value of our stock for each calendar year that the options remain outstanding or (c) is an executive officer, member of our board of directors or managing director and is a “highly compensated employee” (within the meaning of Section 414(q) of the Code) of us or one of our participating subsidiaries or (d) is located outside of the United States to the extent permitted under Section 423 of the Code.

Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The ESPP Administrator, in its discretion, will determine the terms of offerings under the ESPP. The ESPP permits participating employees to purchase shares of our common stock through payroll deductions in an amount equal to at least 1%, but not more than 5% of the employee’s compensation. The purchase price of the shares of our common stock will be not less than 95% (or such greater percentage as designated by the ESPP Administrator) of the fair market value of our common stock on the date of purchase.

In the event of a specified corporate transaction, such as a merger or acquisition of stock or property, a successor corporation may assume or substitute each outstanding option. If the successor corporation does not assume or substitute the outstanding options, the offering in progress will be shortened and a new exercise date will be set. Employees’ options will be exercised on the new exercise date and such options will terminate immediately thereafter. Notwithstanding the foregoing, in the event of a specified corporate transaction, the ESPP Administrator may elect to terminate all outstanding offerings.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The ESPP will remain in effect for ten years following the effective date of the ESPP unless terminated earlier by the ESPP Administrator in accordance with the terms of the ESPP. Our ESPP Administrator has the authority to amend, suspend or terminate the ESPP at any time and for any reason.

Director compensation

None of our directors earned compensation in connection with their board service during the year ended December 31, 2017.

Certain relationships and related party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors or executive officers (in each case, including their immediate family members) or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a participant other than compensation arrangements, which are described where required under “Executive compensation.”

Reorganization agreement

In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Goosehead Financial, LLC and each of the Pre-IPO LLC Members, which will effect the reorganization transactions.

The table below sets forth the consideration in LLC Units and Class B common stock to be received by our directors, officers and 5% equityholders in the reorganization transactions:

Name	Class B common stock and LLC Units to be issued in the reorganization transactions
Mark E. Jones(1)
Robyn Jones(1)
Michael C. Colby(2)
Mark Colby(3)
Ryan Langston(4)
Michael Moxley

(1)	Includes shares issued to immediate family members, or trusts associated therewith.

(2)	Includes shares issued to immediate family members, or trusts associated therewith.

(3)	Includes shares issued to immediate family members, or trusts associated therewith.

(4)	Includes shares issued to immediate family members, or trusts associated therewith.

The consideration set forth above and otherwise to be received in the reorganization transactions is subject to adjustment based on the final public offering price of our Class A common stock in this offering.

Amended and restated Goosehead Financial, LLC agreement

In connection with the reorganization transactions, we, Goosehead Financial, LLC and each of the Pre-IPO LLC Members will enter into an amended and restated Goosehead Financial, LLC agreement. Following the reorganization transactions, and in accordance with the terms of the amended and restated Goosehead Financial, LLC agreement, we will operate our business through Goosehead Financial, LLC. Pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement, so long as the Pre-IPO LLC Members continue to own any LLC Units or securities redeemable or exchangeable into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Goosehead Financial, LLC or own any assets other than securities of

Goosehead Financial, LLC and/or any cash or other property or assets distributed by or otherwise received from Goosehead Financial, LLC, unless we determine in good faith that such actions or ownership are in the best interest of Goosehead Financial, LLC.

As the sole managing member of Goosehead Financial, LLC, we will have control over all of the affairs and decision making of Goosehead Financial, LLC. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Goosehead Financial, LLC and the day-to-day management of Goosehead Financial, LLC’s business. We will fund any dividends to our stockholders by causing Goosehead Financial, LLC to make distributions to the Pre-IPO LLC Members and us, subject to the limitations imposed by our Credit Agreement. See “Dividend policy.”

The holders of LLC Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Goosehead Financial, LLC. Net profits and net losses of Goosehead Financial, LLC will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of LLC Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The amended and restated Goosehead Financial, LLC agreement will provide for pro rata cash distributions to the holders of LLC Units for purposes of funding their tax obligations in respect of the taxable income of Goosehead Financial, LLC that is allocated to them. Generally, these tax distributions will be computed based on Goosehead Financial, LLC’s estimate of the net taxable income of Goosehead Financial, LLC allocable to each holder of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of Texas (taking into account the non-deductibility of certain expenses and the character of our income).

Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Goosehead Financial, LLC and Goosehead Financial, LLC shall issue to us one LLC Unit (unless such share was issued by us solely to fund the purchase of an LLC Unit from a Pre-IPO LLC Member upon an election by us to exchange such LLC Unit in lieu of redemption following a redemption request by such Pre-IPO LLC Member (in which case such net proceeds shall instead be transferred to the selling Pre-IPO LLC Member as consideration for such purchase, and Goosehead Financial, LLC will not issue an additional LLC Unit to us)). Similarly, except as otherwise determined by us, (i) Goosehead Financial, LLC will not issue any additional LLC Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should Goosehead Financial, LLC issue any additional LLC Units to the Pre-IPO LLC Members, we will issue an equal number of shares of our Class B common stock to such Pre-IPO LLC Members. Conversely, if at any time any shares of our Class A common stock are redeemed, purchased or otherwise acquired, Goosehead Financial, LLC will redeem, purchase or otherwise acquire an equal number of LLC Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, purchased or otherwise acquired. In addition, Goosehead Financial, LLC will not affect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not affect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LLC Units.

Under the amended and restated Goosehead Financial, LLC agreement, the Pre-IPO LLC Members will have the right, from and after the completion of this offering (subject to the terms of the amended and restated Goosehead Financial, LLC agreement), to require Goosehead Financial, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each

LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the Pre-IPO LLC Member has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to Goosehead Financial, LLC for cancellation. The amended and restated Goosehead Financial, LLC agreement requires that we contribute cash or shares of our Class A common stock to Goosehead Financial, LLC in exchange for an amount of newly-issued LLC Units in Goosehead Financial, LLC that will be issued to us equal to the number of LLC Units redeemed from the Pre-IPO LLC Members. Goosehead Financial, LLC will then distribute the cash or shares of our Class A common stock to such Pre-IPO LLC Member to complete the redemption. In the event of a redemption request by a Pre-IPO LLC Member, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Units that we or our wholly owned subsidiaries own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement.

The amended and restated Goosehead Financial, LLC agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the Pre-IPO LLC Members will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the Pre-IPO LLC Members to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the Pre-IPO LLC Members may participate in each such offer without being required to redeem or exchange LLC Units.

Subject to certain exceptions, Goosehead Financial, LLC will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Goosehead Financial, LLC’s business or affairs or the amended and restated Goosehead Financial, LLC agreement or any related document.

Goosehead Financial, LLC may be dissolved upon (i) the determination by us to dissolve Goosehead Financial, LLC or (ii) any other event which would cause the dissolution of Goosehead Financial, LLC under the Delaware Limited Liability Company Act, unless Goosehead Financial, LLC is continued in accordance with the Delaware Limited Liability Company Act. Upon dissolution, Goosehead Financial, LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Goosehead Financial, LLC’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested LLC Units.

Tax receivable agreement

As described under “Organizational structure,” future taxable redemptions or exchanges by the Pre-IPO LLC Members of LLC Units and corresponding number of shares of Class B common stock for shares of our Class A common stock are expected to result in tax basis adjustments to the assets of Goosehead Financial, LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Pre-IPO LLC Members that will provide for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Financial, LLC’s assets resulting from (a) the acquisition of LLC Units using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units and the corresponding number of shares of Class B common stock for shares of our Class A common stock or (c) payments under the tax receivable agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by Pre-IPO LLC Members, the price of our Class A common stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Goosehead Financial, LLC attributable to the redeemed or exchanged LLC Units, the payments that we may make to the existing Pre-IPO LLC Members could be substantial. For example, assuming (i) that the Pre-IPO LLC Members redeemed or exchanged all of their LLC units immediately after the completion of this offering, (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the tax receivable agreement, based on the assumed initial public offering price of $             per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that the tax savings we would be deemed to realize would aggregate approximately $             million over the              -year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Pre-IPO LLC Members 85% of such amount, or approximately $             million, over such period. The actual amounts we may be required to pay under the tax receivable agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and tax receivable agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the tax receivable agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described below). Payments under the tax receivable agreement are not conditioned on the Pre-IPO LLC Members’ continued ownership of us. There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by Goosehead Financial, LLC are not sufficient to permit us to make payments under the tax receivable agreement.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Pre-IPO LLC Members will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Pre-IPO LLC Members will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Pre-IPO LLC

Members under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

This provision of the tax receivable agreement may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of Goosehead Financial, LLC to make distributions to us. Our Credit Agreement restricts the ability of Goosehead Financial, LLC to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid.

Purchases of ownership interests from existing holders

We intend to use the net proceeds from this offering, $        million and the issuance of shares of Class A common stock to repay the Goosehead Management Note and the Texas Wasatch Note in consideration for the acquisition of the indirect ownership interests held by the Goosehead Management Holders and Texas Wasatch Holders in Goosehead Management, LLC and Texas Wasatch Insurance Holdings Group, LLC. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note will be collectively equal to the product of         times the public offering price per share of the Class A common stock in this offering ($         million based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). To the extent that the net proceeds of this offering (excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock) are insufficient to repay the Goosehead Management Note and the Texas Wasatch Note in full, then we will issue shares of Class A common stock to the Goosehead Management Holders and the Texas Wasatch Holders for the difference valued at the public offering price per share of the Class A common stock in this offering (             shares of Class A common stock assuming             shares of Class A common stock are sold in this offering, excluding any exercise of the underwriters’ option to purchase additional shares of Class A common stock). We expect the repayment of the Goosehead Management Note and the Texas Wasatch Note will be made promptly following this offering. The amounts paid to our officers and directors who are also Goosehead Management Holders and Texas Wasatch Holders in repayment of the Goosehead Management Note and the Texas Wasatch Note are as follows:

	Cash	Shares of Class A common stock

Recipient
Mark E. Jones(1)	$
Robyn Jones(1)
Michael C. Colby(2)
Mark Colby(3)
P. Ryan Langston(4)
Michael Moxley
Jeffrey Saunders

Total	$

(1)	Includes $ received by and shares issued to immediate family members, or trusts associated therewith.

(2)	Includes $ received by and shares issued to immediate family members, or trusts associated therewith.

(3)	Includes $ received by and shares issued to immediate family members, or trusts associated therewith.

(4)	Includes $ received by and shares issued to immediate family members, or trusts associated therewith.

Registration rights agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Pre-IPO LLC Members, the Goosehead Management Holders and Texas Wasatch Holders.

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Pre-IPO LLC Members, the Goosehead Management Holders and Texas Wasatch Holders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $        million. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, the Pre-IPO LLC Members, the Goosehead Management Holders and the Texas Wasatch Holders have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan or a corporate reorganization or other Rule 145 transaction), the Pre-IPO LLC Members, the Goosehead Management Holders and the Texas Wasatch Holders are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

We will undertake in the Registration Rights Agreement to use our reasonable best efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of Class A common stock held by Pre-IPO LLC Members.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Stockholders agreement

At the closing of this offering, we will enter into a Stockholders Agreement with each of the Pre-IPO LLC Members, which will provide that, until the Substantial Ownership Requirement is no longer met, approval by the Pre-IPO LLC Members will be required for certain corporate actions. These actions include: (1) a change of control; (2) acquisitions or dispositions of assets in an amount exceeding 15% of our total assets; (3) the issuance of equity of Goosehead Insurance, Inc. or any of its subsidiaries (other than under equity incentive plans that have received the prior approval of our board of directors) in an amount exceeding $50 million; (4) amendments to our certificate of incorporation or bylaws; (5) changes to the strategic direction or scope of Goosehead Insurance, Inc.’s business; and (6) any change in the size of the board of directors. The Stockholders Agreement will also provide that, until the Substantial Ownership Requirement is no longer met, the approval of the Pre-IPO LLC Members, will be required for the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation).

Management fees

Prior to this offering, the LLC Agreement of Goosehead Insurance Agency, LLC and Agreement of Limited Partnership of Texas Wasatch Insurance Services, L.P. entitled the Goosehead Management Holders and Texas Wasatch Holders to certain management fees consisting of 10% of the revenues for each quarter of Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P., respectively. As part of the reorganization transactions, the Goosehead Management Holders and Texas Wasatch Holders will contribute their indirect ownership interests in Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, L.P. to Goosehead Insurance, Inc., and consequently the Goosehead Management Holders and Texas Wasatch Holders will no longer be entitled to receive such management fees, which will be paid indirectly to Goosehead Financial, LLC. The amounts paid to our officers and directors who are also Goosehead Management Holders and Texas Wasatch Holders pursuant to the these agreements for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year ended December 31,
	2015	2016	2017

Recipient
Goosehead Management Holders(1)	$665,396	$1,026,243	$2,262,804
Texas Wasatch Holders(2)	3,514,393	1,967,831	2,737,196

Total	$4,179,789	$2,994,074	$5,000,000

(1)	Goosehead Management, LLC was indirectly owned by Mark E. Jones, Robyn Jones and Michael C. Colby in 2015. Goosehead Management, LLC was indirectly owned by Mark E. Jones, Robyn Jones, Michael C. Colby, Mark Colby, P. Ryan Langston and Michael Moxley in 2016 and 2017.

(2)	Texas Wasatch Insurance Holdings Group, LLC was indirectly owned by Mark E. Jones, Robyn Jones, Michael C. Colby and Jeffrey Saunders in 2015. Goosehead Management, LLC was indirectly owned by Mark E. Jones, Robyn Jones, Michael C. Colby, Jeffrey Saunders, Mark Colby, P. Ryan Langston and Michael Moxley in 2016 and 2017.

Indemnification agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management—Indemnification of officers and directors.”

Related party transactions policies and procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Mark Colby (brother of Michael Colby) received compensation in the aggregate amount of $161,327, $329,554 and $411,841 in 2015, 2016 and 2017, respectively. Robyn Jones (wife of Mark Jones and mother-in-law of Ryan Langston) received compensation in the aggregate amount of $174,956, $182,202 and $202,810 in 2015, 2016 and 2017, respectively. Matthew Colby (Vice President of Agency Sales and brother of Michael Colby and Mark Colby) received compensation in the aggregate amount of $242,527, $321,142 and $325,226 in 2015, 2016 and 2017. Such compensation will be approved or ratified by the board of directors or the Audit Committee, respectively.

Also, in August 2017, an entity owned and controlled by Mark and Robyn Jones paid down the remaining balance, in an amount of $120,010, of a note receivable issued by Texas Wasatch Insurance Services, L.P., a subsidiary of Goosehead Financial, LLC, to such entity in 2007.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of             , 2018 (1) as adjusted to give effect to the reorganization transactions, but prior to this offering, and (2) as adjusted to give effect to the reorganization transactions and this offering by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of the directors, director nominees and named executive officers individually; and

•	all directors, director nominees and executive officers as a group.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on the number of shares of Class A and Class B common stock to be issued and outstanding prior to this offering after giving effect to the reorganization transactions. See “Organizational structure.” The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of shares of Class A and Class B common stock to be issued and outstanding immediately after this offering (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

In connection with this offering, we will issue to each Pre-IPO LLC Member one share of Class B common stock for each LLC Unit such Pre-IPO LLC Member beneficially owns immediately prior to the consummation of this offering. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.” As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Units each Pre-IPO LLC Member will beneficially own immediately after this offering. The number of shares of Class A common stock listed in the table below represents the Class A common stock that will be issued in connection with this offering.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of             , 2018. The number of shares of Class A common stock outstanding after this offering includes              shares of common stock being offered for sale by us in this offering. Unless otherwise indicated, the address for each listed stockholder is: 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is not exercised.

The table below does not reflect any shares of our common stock that our directors and executive officers may purchase through the directed share program, described under “Underwriting.”

	Class A common stock owned(1)				Class B common stock owned(2)				Combined voting power(3)
	Before this offering		After this offering		Before this offering		After this offering		Before this offering	After this offering
Name of beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Directors and Executive Officers
Mark E. Jones(4)
Michael C. Colby(5)	—	—	—	—
P. Ryan Langston	—	—	—	—	—	—	—	—	—	—
Robyn Jones(6)

Other 5% Beneficial Owners
None

All directors and executive officers as a group ( persons)

*	Less than 1%

The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

	Class A common stock owned(1)				Class B common stock owned(2)				Combined voting power(3)
	Before this offering		After this offering		Before this offering		After this offering		Before this offering	After this offering
Name of beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Directors and Executive Officers
Mark E. Jones(4)
Michael C. Colby(5)	—	—	—	—
P. Ryan Langston	—	—	—	—	—	—	—	—	—	—
Robyn Jones(6)

Other 5% Beneficial Owners
None

All directors and executive officers as a group ( persons)

*	Less than 1%

(1)	On a fully exchanged and converted basis. Subject to the terms of the amended and restated Goosehead Financial, LLC agreement, LLC Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be cancelled on a one-for-one basis if we redeem or exchange LLC Units pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such LLC Units may be redeemed or exchanged.

(2)	On a fully exchanged and converted basis. The Pre-IPO LLC Members hold all of the issued and outstanding shares of our Class B common stock. Each Pre-IPO LLC Member, as the only holders of our Class B common stock, will be entitled to 10 votes per share of Class B common stock so long as the Pre-IPO LLC Members hold at least 10% of the aggregate number of outstanding shares of our common stock. Upon the date when this threshold is no longer met, each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. See “Description of capital stock—Common stock—Class B common stock.”

(3)	Represents percentage of voting power of the Class A common stock and Class B common stock held by such person voting together as a single class. See “Description of capital stock—Common stock.”

(4)

Consists of              shares beneficially owned directly by Mr. Mark E. Jones,              shares beneficially owned by the Mark and Robyn Jones Descendants Trust 2014,              shares beneficially owned by the Lanni Elaine Romney Family Trust 2014,              shares beneficially owned by the Lindy Jean

Langston Family Trust 2014,              shares beneficially owned by the Camille LaVaun Peterson Family Trust 2014,              shares beneficially owned by the Desiree Robyn Coleman Family Trust 2014,              shares beneficially owned by the Adrienne Morgan Jones Family Trust 2014 and              shares beneficially owned by the Mark Evan Jones, Jr. Family Trust 2014. This number does not include, and Mr. Mark E. Jones disclaims beneficial ownership of, shares owned by TWIP except to the extent of any pecuniary interest therein.

(5)	Consists of shares beneficially owned directly by Mr. Michael C. Colby, shares beneficially owned by the Colby 2014 Family Trust, shares beneficially owned by the Preston Michael Colby 2014 Trust and shares beneficially owned by the Lyla Kate Colby 2014 Trust. This number does not include, and Mr. Michael C. Colby disclaims beneficial ownership of, shares owned by TWIP except to the extent of any pecuniary interest therein.

(6)	Consists of shares beneficially owned directly by Mrs. Robyn Jones, shares beneficially owned by the Mark and Robyn Jones Descendants Trust 2014, shares beneficially owned by the Lanni Elaine Romney Family Trust 2014, shares beneficially owned by the Lindy Jean Langston Family Trust 2014, shares beneficially owned by the Camille LaVaun Peterson Family Trust 2014, shares beneficially owned by the Desiree Robyn Coleman Family Trust 2014, shares beneficially owned by the Adrienne Morgan Jones Family Trust 2014 and shares beneficially owned by the Mark Evan Jones, Jr. Family Trust 2014.

Description of capital stock

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of capital stock,” “we,” “us,” “our,” and “our company” refer to Goosehead Insurance, Inc.

Upon the consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.01 per share,                  shares of Class B common stock, par value $0.01 per share, and                  shares of preferred stock, par value $        per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B common stock

For so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, or the Substantial Ownership Requirement, each share of Class B common stock will entitle its holder to 10 votes per share on all matters submitted to a vote of our stockholders. For purposes of calculating the Substantial Ownership Requirement, shares of Class A common stock and Class B common stock held by any estate, trust, partnership or limited liability company or other similar entity of which any Pre-IPO LLC Member is a trustee, partner, member or similar party will be considered held by such Pre-IPO LLC Member. From and after the time that the Substantial Ownership Requirement is no longer satisfied, each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the amended and restated Goosehead Financial, LLC agreement or to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Goosehead Insurance, Inc. Pursuant to the Stockholders Agreement, the initial holders of our Class B common stock, the Pre-IPO LLC Members, may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests in an amount exceeding $50 million, any change in the size of the board of directors and amendments to our certificate of incorporation or bylaws. In addition, the Stockholders Agreement will provide that approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of Goosehead Insurance, Inc.’s business, any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation).

Preferred stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Market, which would apply so long as the shares of Class A common stock remains listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the Nasdaq Global Market is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by Goosehead Insurance, Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder meetings

Our certificate of incorporation and our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, redemption and exchange

Under the amended and restated Goosehead Financial, LLC agreement, the Pre-IPO LLC Members will have the right, from and after the completion of this offering (subject to the terms of the amended and restated

Goosehead Financial, LLC agreement), to require Goosehead Financial, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the amended and restated Goosehead Financial, LLC agreement. Additionally, in the event of a redemption request by a Pre-IPO LLC Member, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. See “Certain relationships and related party transactions—Amended and restated Goosehead Financial, LLC agreement.” Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement.

Except for transfers to us pursuant to the amended and restated Goosehead Financial, LLC agreement or to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Other provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. Further, our Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, any redemption, repurchase or other acquisition of ownership interests (other than in connection with terms of equity compensation plans, subject to certain specified exceptions) must be approved by the Pre-IPO LLC Members.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Corporate opportunity

Our certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities.

Certain certificate of incorporation, by-laws and statutory provisions

The provisions of our certificate of incorporation and by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-takeover effects of our certificate of incorporation, stockholders agreement and by-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include:

Dual class structure. As described above in “—Common stock,” our certificate of incorporation will provide for a dual class common stock structure, under which each share of our Class A common stock will have one vote per share while each share of our Class B common stock will initially have 10 votes per share. Because of this dual class structure, certain of our stockholders will be able to control all matters submitted to our stockholders for approval, even if they own significantly less than a majority of the shares of our outstanding common stock. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Election and removal of directors. Our certificate of incorporation will provide that our board shall consist of not less than three nor more than              directors. Our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Our Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, any action to change the number of directors requires approval of the Pre-IPO LLC Members.

In addition, our certificate of incorporation will provide that, following the time when the Substantial Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. Following the time when the Substantial Ownership Requirement is no longer met, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three year terms.

Action by written consent; special meetings of stockholders. Our certificate of incorporation will provide that, following the time that the Substantial Ownership Requirement is no longer met, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation , Stockholders Agreement and by-laws will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board of directors or, until the time that the Substantial Ownership Requirement is no longer met, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance notice procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, any amendment to our certificate of incorporation or by-laws must be approved by the Pre-IPO LLC Members. Our certificate of incorporation and by-laws will provide that, following the time that the Substantial Ownership Requirement is no longer met, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq Global Market. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred stock” and “—Authorized but unissued capital stock” above.

Business combinations with interested stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until after the Substantial Ownership Requirement is no longer met. At that time, such election shall be automatically withdrawn and we will thereafter be governed by the “business combination” provisions of Section 203 of the DGCL. Further, our Stockholders Agreement will provide that, until the Substantial Ownership Requirement is no longer met, any business combination resulting the merger, consolidation or sale of all, or substantially all, of our assets, and any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets, must be approved by the Pre-IPO LLC Members.

Directors’ liability; indemnification of directors and officers

Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock will be              .

Securities exchange

We have applied to have our Class A common stock approved for listing on the Nasdaq Global Market under the symbol “GSHD.”

U.S. federal tax considerations

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI.

Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain US-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States; or

•

we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information reporting requirements and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of our Class A common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding taxes

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and (for dispositions after December 31, 2018) the gross proceeds of dispositions of Class A common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal estate tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Shares eligible for future sale

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk factors—Risks relating to ownership of our Class A common stock—If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.”

Sale of restricted shares

Upon the consummation of this offering, we will have                  shares of Class A common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) outstanding. Of these shares, the                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be freely tradable, other than any shares sold pursuant to our directed share program that are subject to “lock-up” restrictions as described under “Underwriting”, without further restriction or registration under the Securities Act, except any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately              of our outstanding shares of Class A common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full), will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

In addition, upon the consummation of the offering, the Pre-IPO LLC Members will own an aggregate of              LLC Units (or              LLC Units if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom) and all of the shares of our Class B common stock. The Pre-IPO LLC Members, from time to time following the offering may require Goosehead Financial, LLC to redeem or exchange all or a portion of their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Pre-IPO LLC Member, redeem or exchange LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC agreement. Shares of our Class A common stock issuable to the Pre-IPO LLC Members upon a redemption or exchange of LLC Units would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                  shares of our Class B common stock (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of

Rule 144. J.P. Morgan, as a representative of the underwriters, is entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering (or approximately                  shares if the underwriters exercise their purchase option in full); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Lock-up agreements

Our executive officers, directors, the Goosehead Management Holders and the Texas Wasatch Holders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock (including LLC Units) subject to certain exceptions (including dispositions in connection with the reorganization transactions). In addition, participants in the directed share program described under “Underwriting” who purchase more than $        of common stock will be subject to similar restrictions during the      -day period beginning on the date of this prospectus, except with the prior written consent of              .

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold                  shares of our Class A common stock (assuming the Pre-IPO LLC Members redeem or exchange all their LLC Units for shares of our Class A common stock), representing approximately     % of our then-outstanding shares of Class A common stock (or                  shares of Class A common stock, representing approximately     % of our then-outstanding shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full and giving effect to the use of the net proceeds therefrom).

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including LLC Units) during the 180-day period following the date of this prospectus.

Registration rights

Our Registration Rights Agreement grants registration rights to the Pre-IPO LLC Members. See “Certain relationships and related party transactions—Registration rights agreement.”

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an over-allotment option to buy up to             additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with FINRA in an amount up to $        as set forth in the underwriting agreement.

At our request, the underwriters have reserved up to     % of the shares of Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees and certain other persons associated with us. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of Class A common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that for a period of 180 days after the date of this prospectus, subject to certain exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC.

Our directors and executive officers, and our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute payments that the underwriters may be required to make in that respect.

We have applied to have our Class A common stock approved for listing on the Nasdaq Global Market under the symbol “GSHD”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Class A common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of Class A common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the

underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or;

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Goosehead Insurance, Inc. by Davis Polk & Wardwell LLP, New York, New York. Simpson Thacher & Bartlett LLP, Washington, D.C., is representing the underwriters in this offering.

Experts

The consolidated and combined financial statements of Goosehead Financial, LLC and subsidiaries and affiliates included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an website at goosehead.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

To the Members of Goosehead Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined balance sheets of Goosehead Financial, LLC and subsidiaries and affiliates (the “Company”) as of December 31, 2016 and 2017, the related consolidated and combined statements of income, members’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 15, 2018

We have served as the Company’s auditor since 2017.

Goosehead Financial, LLC and subsidiaries and affiliates Consolidated and combined balance sheets

	December 31
	2016	2017
Assets

Current Assets
Cash and cash equivalents	$3,778,098	$4,947,671
Restricted cash	300,284	417,911
Commissions and agency fees receivable, net	1,010,454	1,268,172
Receivable from franchisees, net	577,413	564,087
Member note receivable	2,233	—
Prepaid expenses	309,256	521,362
Note receivable from affiliate	120,010	—

Total current assets	6,097,748	7,719,203
Receivable from franchisees, net of current portion	1,004,459	1,360,686
Member note receivable, net of current portion	12,414	—
Property and equipment, net of accumulated depreciation	1,438,317	6,845,121
Intangible assets, net of accumulated amortization	47,098	216,468
Other assets	94,487	565,191

Total assets	$8,694,523	$16,706,669

Liabilities and Members’ Equity

Current Liabilities:
Accounts payable and accrued expenses	$1,428,944	$2,759,241
Premiums payable	300,284	417,911
Unearned revenue	755,000	1,062,050
Dividends payable	500,000	550,000
Deferred rent	191,972	477,818
Note payable	300,000	500,000

Total current liabilities	3,476,200	5,767,020
Deferred rent, net of current portion	385,508	3,916,257
Note payable, net of current portion	29,073,000	48,156,340

Total liabilities	32,934,708	57,839,617
Commitments and contingencies (see note 12)
Members’ deficit	(24,240,185)	(41,132,948)

Total liabilities and members’ deficit	$8,694,523	$16,706,669

See Notes to the Consolidated and Combined Financial Statements

Goosehead Financial, LLC and subsidiaries and affiliates Consolidated and combined statements of income

	Year ended December 31
	2016	2017

Revenues:
Commissions and agency fees	$21,283,457	$27,030,018
Franchise revenues	10,101,065	15,437,753
Interest income	99,426	242,700

Total revenues	31,483,948	42,710,471

Operating Expenses:
Employee compensation and benefits	19,469,456	24,544,425
General and administrative expenses	5,731,599	8,596,546
Bad debts	658,990	1,083,374
Depreciation and amortization	488,334	876,053

Total operating expenses	26,348,379	35,100,398

Income from operations	5,135,569	7,610,073

Other Income (Expense):
Other Income	—	3,540,932
Interest expense	(413,042)	(2,474,110)

Net Income	$4,722,527	$8,676,895

See Notes to the Consolidated and Combined Financial Statements

Goosehead Financial, LLC and subsidiaries and affiliates Consolidated and combined statements of members’ equity (deficit)

Total Members’ Equity (Deficit)
Members’ equity, January 1, 2016	$466,524
Net income	4,722,527
Capital withdrawn	(29,429,236)

Members’ deficit, December 31, 2016	$(24,240,185)
Net income	8,676,895
Capital withdrawn	(25,569,658)

Members’ deficit, December 31, 2017	$(41,132,948)

See Notes to the Consolidated and Combined Financial Statements

Goosehead Financial, LLC and subsidiaries and affiliates

Consolidated and combined statements of cash flows

	Year ended December 31
	2016	2017
Cash flows from operating activities:
Net income	$4,722,527	$8,676,895

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	488,334	876,053
Bad Debt Expense	658,990	1,083,374
Changes in operating assets and liabilities:
Commissions and agency fees receivable	(355,904)	(907,183)
Receivable from franchisees	(1,241,457)	(1,076,156)
Prepaid expenses	(247,804)	(212,106)
Other assets	(14,123)	(470,704)
Accounts payable and accrued expenses	180,269	1,330,299
Deferred rent	(88,546)	3,816,595
Premiums payable	41,574	117,627
Unearned revenue	258,000	307,050

Net cash provided by operating activities	4,401,860	13,541,744

Cash flows from investing activities:
Changes in restricted cash	(41,574)	(117,627)
Proceeds from member and affiliate note receivable	2,156	134,657
Issuance of notes receivable	(100,000)	—
Proceeds from notes receivable	118,739	299,346
Purchase of software	(9,019)	(235,521)
Purchase of property and equipment	(666,696)	(6,215,801)

Net cash used for investing activities	(696,394)	(6,134,946)

Cash flows from financing activities:
Repayment of operating line of credit, net of proceeds	(501,514)	—
Loan origination fees	(627,000)	(342,567)
Proceeds from notes payable	30,000,000	20,000,000
Repayment of note payable	(876,385)	(375,000)
Capital withdrawn	(28,960,333)	(25,519,658)

Net cash used for financing activities	(965,232)	(6,237,225)

Net increase in cash and cash equivalents	2,740,234	1,169,573
Cash, beginning of period	1,037,864	3,778,098

Cash, end of period	$3,778,098	$4,947,671

Supplemental disclosure of cash flow data:
Cash paid during the year for interest	$380,042	$2,000,918
Cash received as lease incentives	$—	$3,375,900

See Notes to the Consolidated and Combined Financial Statements

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

1. Organization

The accompanying financial statements have been prepared in connection with the proposed initial public offering (the “Offering”) of Class A common stock of Goosehead Insurance, Inc., which will become the sole managing member of Goosehead Financial, LLC (“GF”). The operations of GF represent the predecessor to Goosehead Insurance, Inc. prior to the offering, and the consolidated and combined entities of GF are described in more detail below.

GF was organized on January 1, 2016 as a Delaware Limited Liability Company and is headquartered in Westlake, TX. GF (collectively with its combined and consolidated subsidiaries and affiliates, the “Company”) provides personal and commercial property and casualty insurance brokerage services for its clients through a network of corporate-owned and franchise units across the nation.

The operations of the corporate-owned units are reflected in the financial statements of Texas Wasatch Insurance Services, L.P. (“TWIS”)—a Texas limited partnership headquartered in Westlake, TX and operating since 2003. TWIS is 99.6% owned by Goosehead Insurance Holdings, LLC (“GIH”), a wholly owned subsidiary of GF. The Company had four and seven corporate-owned locations in operation at December 31, 2016 and 2017.

The operations of the franchise units are reflected in the financial statements of Goosehead Insurance Agency, LLC (“GIA”)—a Delaware limited liability company headquartered in Westlake, TX and operating since 2011. GIA is 100% owned by GIH. Franchisees are provided access to insurance carrier appointments, product training, technology infrastructure, a client service center and back office services. During 2016 and 2017, the Company sold 92 and 140 franchise locations and had 193 and 293 operating franchise locations at December 31, 2016 and 2017. No franchises were purchased by the Company during 2016 or 2017.

All intercompany accounts and transactions have been eliminated in consolidation of GF.

Basis of combination

In connection with the initial public offering, both Goosehead Management, LLC (“GM”) and Texas Wasatch Insurance Holdings Group LLC (“TWIHG”) will become wholly owned indirect subsidiaries of GF. Both GM and TWIHG are non-operating holding companies created to receive management fees from the operating entities TWIS and GIA.

GF combines its financials with TWIHG for the purpose of financial statement presentation, as TWIHG is a company under common ownership and control. TWIHG is a Texas limited liability company organized in October 2003 and headquartered in Westlake, TX.

GF also combines its financials with GM for the purpose of financial statement presentation, as GM is a company under common ownership and control. GM is a Delaware limited liability company organized in August 2014 and headquartered in Westlake, TX.

All intercompany accounts and transactions have been eliminated in combination of the Company.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

2. Summary of significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates as more information becomes known.

Cash and cash equivalents

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits; however, the Company has not historically experienced any losses in these accounts. The Company believes it is not exposed to any significant credit risk. The Company currently holds no financial instruments that would be considered cash equivalents.

Restricted cash

In the capacity as an insurance broker, the Company will occasionally collect premiums from the insured and, after deducting any agency fees, will then remit the premiums to insurance carriers. The Company holds unremitted insurance premiums in a fiduciary capacity until they are disbursed.

Commissions and agency fees receivable

Upon issuance of a new policy, the Company typically collects the first premium payment from the insured, and then will remit the full premium amount to the insurance carriers. The insurance carriers collect the remaining premiums directly from the insureds and remit the applicable commissions to the Company. Accordingly, as reported in the accompanying consolidated and combined balance sheet, “commissions” are receivables from the insurance carriers. These direct-bill arrangements consist of a high volume of transactions with small premium amounts, with the billing controlled by the insurance carriers. The income statement and balance sheet effects of the commissions are recorded when collectability can be reasonably assured and determined from the commission statement and the commission payment received from the insurance carriers. The payment and commission statements are generally received within 30 days of the effective date of the policy. During 2017, the Company wrote with 85 insurance carriers, of which 30 provided national coverage. In 2016, three carriers represented more than 10% of total revenue at 18%, 14% and 11%. In 2017, three carriers represented more than 10% of total revenue at 18%, 15% and 11%.

In select states, agents have the option to charge an agency fee for the placement of the insurance policy. The income statement and balance sheet effect of these non-refundable fees are recorded on the date the policy is placed with the insurance carrier.

Reserve for Policy Cancellations

Management establishes the policy cancellation reserve based on historical and current data on cancellations, and records the amount net of commissions and agency fees receivable. The reserve was $149,689 and $337,388 at December 31, 2016 and 2017, respectively.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

Allowance for uncollectible agency fees

The Company records agency fees receivable net of an allowance for estimated uncollectible accounts to reflect any loss anticipated for the related agency fees receivable balances and charge to bad debts. The agency fees receivable balance consists of numerous small-balance, homogenous accounts. The Company calculates the allowance based on collection history and writes off all uncollected agency fee balances outstanding for ninety days.

Receivable from franchisees

Receivable from franchisees consists of franchise fees receivable, net of allowance for uncollectible franchise fees and unamortized discount on franchise fees, royalty fees receivable, and notes receivable from franchisees.

Franchise fees receivable

When a franchisee concludes training and all material services and conditions related to the fee have been substantially performed, revenue is recorded as franchise fees within Franchise revenues, and a corresponding entry to Franchise fees receivable is recorded. Franchisees have the option to pay the full amount of franchise fees up front or to pay a deposit up front and the remaining balance by payment plan over time. The franchisees that elect to pay the initial franchise fee over a term extending greater than one year, pay in total an amount that exceeds the amount due had they paid the full amount up front. As such, the payment plan option is treated as a zero-interest rate note, which creates an imputation of interest. The imputed interest is recorded as a discount on the franchise fee receivable and amortized using the interest rate method over the life of the payment plan. The amount of interest recorded in 2016 and 2017 related to franchise fees on a payment plan was $70,338 and $230,983, respectively, and is included in Interest income.

Allowance for uncollectible franchise fees receivable

The Company records franchise fees receivable net of an allowance for estimated uncollectible accounts to reflect any loss anticipated related to the franchise fees receivable balances and charged to bad debts. The franchise fees receivable balance consists of numerous small-balance, homogenous accounts. The Company calculates the allowance based on our history of write offs for all franchise accounts. Franchise fees receivable and the related allowance is written off once the franchisee owing the balance terminates. Impairment is not recorded.

Royalty fees receivable

The Company collects and reconciles commissions and agency fees on behalf of the franchisees, then calculates the Company’s royalty fees. Royalty fees are recorded monthly when the amounts can be determined from the carrier commission statements reconciled by the Company. The royalty fees are secured by the commissions of the franchisee with no historical losses incurred for uncollectible royalty fees. As such, there is no allowance for doubtful accounts relating to royalty fees.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

Property & equipment

The Company carries fixed assets at cost, less accumulated depreciation, as stated in the accompanying consolidated and combined balance sheet. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of five years for furniture, fixtures and equipment and three years for computer equipment. Leasehold improvements are also amortized using the straight-line method and are amortized over the shorter of the remaining term of the lease or the useful life of the improvement. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization is removed from the related accounts, and the resulting gain or loss, if any, is reflected in income.

Intangible assets & software

Intangible assets are stated at cost less accumulated amortization and reflect amounts paid for the Company’s web domain and computer software costs. The web domain is amortized over a useful life of fifteen years and software costs are amortized over a useful life of three years.

Premiums payable

Premiums payable represent premium payments that have been received from insureds, but not yet remitted to the insurance carriers.

Unearned revenue

When the Company collects initial franchise fees prior to the franchisee being trained and fully onboarded, the amount collected is recognized as unearned revenue until the Company fulfills its performance obligation and is able to recognize the revenue.

Deferred financing costs

Deferred financing costs incurred in connection with the issuance of notes payable are capitalized and amortized to interest expense in accordance with the related debt agreements. Deferred financing costs are included as a reduction in notes payable on the accompanying consolidated and combined balance sheet.

Deferred rent

Deferred rent consists of rent abatement affecting the timing of cash rent payments related to the Company’s corporate office leases, as well as lease incentives such as construction allowances. Deferred rent is record as a liability and is amortized over the lease term as a reduction to rent expense.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

Members’ deficit

The Company has two distinct classes of equity, each with varying rights. Class A units are fully vested and include voting rights. Class B units are non-vesting and non-voting. Total units and amounts of Class A and Class B equity as of December 31, 2016 and 2017 are as follows:

	Year ended December 31, 2016
	GF Class A	GF Class B	Total GF
Units	100,000	4,425	104,425
Deficit	$(23,213,009)	$(1,027,176)	$(24,240,185)

	Year ended December 31, 2017
	GF Class A	GF Class B	Total GF
Units	100,000	4,425	104,425
Deficit	$(39,389,943)	$(1,743,005)	$(41,132,948)

In order to facilitate the members’ quarterly tax payments, the Company makes estimated quarterly distributions to the members. These amounts totaled $2,703,090 and $3,026,214 in 2016 and 2017, including a dividend declared but not paid of $460,090 and $503,291 as of December 31, 2016 and 2017. Additionally, as part of the note payable transaction, the Company paid a special dividend of $23,924,698 in 2016 and $17,844,392 in 2017. TWIHG made distributions of $1,804,103 and $2,504,074, respectively, during 2016 and 2017. GM made distributions of $997,345 and $2,194,979 in 2016 and 2017, respectively.

In accordance with accounting guidance, any dividends paid to Class B equity holders are recognized as compensation expense when declared, as the Class B non-vesting equity is considered to be a non-substantive class of equity. Dividends paid to Class B equity holders, included in employee compensation and benefits for the years ended December 31, 2016 and 2017, totaled $2,487,773 and $2,230,791. These amounts include dividends declared but not paid of $39,910 and $46,709 as of December 31, 2016 and 2017.

Revenue recognition

Commissions and fees

Commissions and contingent commissions from insurance carriers, net of estimated cancellations, are recognized as revenue when the data necessary to reasonably determine such amounts is made available to the Company. Billing is controlled by the insurance carriers, therefore these types of revenue cannot be reasonably determined until the cash or the related policy detail is received by the Company from the insurance carrier. Subsequent commission adjustments, such as endorsements and policy changes, are recognized when the adjustments become known. Agency Fees are recognized as revenue on the date coverage is agreed upon with the client.

Franchise revenues

Franchise revenues include initial franchise fees and ongoing royalty fees from franchisees. Initial franchise fees are contracted fees paid by franchisees to compensate Goosehead for direct training and onboarding costs,

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

plus a markup for overhead and profit, as part of the initial launch of the franchise unit. The initial franchise fee can either be paid up front at or before the franchisee comes to training, or for a higher initial franchise fee, paid over a term not to exceed five years. Initial franchise fees are recognized as revenue in the month the agency owner or initial agency representative attends training, which is the time in which Goosehead’s performance obligations are substantially complete. Initial franchise fee revenue was $3,177,500 and $4,370,000 for the years ended December 31, 2016 and 2017, respectively.

Royalty fees are a set percentage of commissions received from franchisees for consideration of their use of such business processes, trade secrets, know-how, trade names, trademarks, service marks, logos, emblems, trade dress, intellectual property, and back office support functions provided by Goosehead. For policies in their first term, the Company receives 20% of the initial commission and agency fees collected; for renewal policies, the Company receives 50% of the renewal commission collected. Royalty fees are recognized as revenue as earned and as the amounts become determinable by the Company. Royalty fee revenue was $6,923,565 and $11,067,753 for the years ended December 31, 2016 and 2017, respectively.

Income taxes

The Company is treated as a partnership for U.S. federal and applicable state and local income tax purposes. As a partnership, the Company’s taxable income or loss is included in the taxable income of its members. Accordingly, no income tax expense has been recorded for federal and state and local jurisdictions.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2016 and 2017 was $166,759 and $270,104.

Recently issued accounting pronouncements

Statement of Cash Flows (ASU 2016-18): This standard requires that the Statement of Cash Flows explain the changes during the period of cash and cash equivalents inclusive of amounts categorized as Restricted Cash. As such, upon adoption, the Company’s consolidated and combined statement of cash flows will show the sources and uses of cash that explain the movement in the balance of cash and cash equivalents, inclusive of restricted cash, over the period presented. As an emerging growth company (“EGC”), ASU 2016-18 is effective for periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.

Statement of Cash Flows (ASU 2016-15): This standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified and applies to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. ASU 2016-15 will take effect for the Company for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has evaluated the impact of ASU 2016-15 and has determined the impact to be immaterial. The Company does not, at this time, engage in the activities being addressed.

Leases (ASU 2016-02): This standard establishes a new lease accounting model, which introduces the recognition of lease assets and liabilities for those leases classified as operating leases under previous GAAP. It

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

should be applied using a modified retrospective approach, with the option to elect various practical expedients. Early adoption is permitted. The standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact this standard will have on our consolidated and combined financial statements.

Revenue from Contracts with Customers (ASU 2014-09): This standard supersedes the existing revenue recognition guidance and provides a new framework for recognizing revenue. The core principle of the standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new standard also requires significantly more comprehensive disclosures than the existing standard. Guidance subsequent to ASU 2014-09 has been issued to clarify various provisions in the standard, including principal versus agent considerations, identifying performance obligations, licensing transactions, as well as various technical corrections and improvements. This standard may be adopted using either a retrospective or modified retrospective method. According to the superseding standard ASU 2015-14 that deferred the effective dates of the preceding, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact this standard is expected to have on the consolidated and combined financial statements. As the Company continues the evaluation, we will further clarify the expected impact of the adoption of the standard.

3. Franchise fees receivable

The balance of Franchise fees receivable included in Receivable from franchisees consisted of the following at December 31:

	Year ended December 31
	2016	2017
Franchise fees receivable	$1,367,374	$2,501,00
Less: Unamortized discount	(395,201)	(823,391)
Less: Allowance for uncollectible franchise fees	(193,204)	(335,522)

	$778,969	$1,342,087

Activity in the allowance for uncollectible franchise fees was as follows:

Allowance for Uncollectible Franchise Fees
Balance at January 1, 2016	$261,180
Charges to bad debts	192,524
Write offs	(260,500)

Balance at December 31, 2016	$193,204

Charges to bad debts	433,909
Write offs	(291,591)

Balance at December 31, 2017	$335,522

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

4. Allowance for uncollectible agency fees

Activity in the allowance for uncollectible agency fees was as follows:

Allowance for Uncollectible Franchise Fees
Balance at January 1, 2016	$139,660
Charges to bad debts	466,466
Write offs	(439,445)

Balance at December 31, 2016	$166,681

Charges to bad debts	649,465
Write offs	(633,637)

Balance at December 31, 2017	$182,509

5. Member note receivable

An officer of the Company made a capital contribution during 2012 in the form of a note receivable. The contribution was made pursuant to the terms of the officer’s membership acquisition. The note dated December 14, 2012 has a 10-year maturity with payments due each year in December. The note bears interest at 3.5% per annum. In August 2017, the officer paid off the entire balance of the note receivable totaling $14,647. The balance of the note receivable at December 31, 2016 and 2017 was $14,647 and $0.

6. Note receivable from affiliate

The Company held an unsecured promissory note from a related party under common ownership and control. In August 2017, the related party paid down the remaining balance of the note receivable in the amount of $120,010, accruing interest at a rate of 6% per annum. The balance of the note receivable at December 31, 2016 and 2017 was $120,010 and $0. Interest income related to this note was $7,165 and $4,800 for the year ended December 31, 2016 and 2017, respectively.

7. Notes receivable

The Company entered into a $500,000 revolving line of credit with a franchisee in the form of a note receivable on July 2, 2014 with a 5-year maturity and payments due monthly. The note was secured by the franchisee’s commissions and bore interest at 7% per annum. The note receivable was paid off in full in June, 2017. As of December 31, 2016 and 2017, the note balance totaled $276,480 and $0.

In 2015, the Company entered into a $100,000 revolving line of credit with another franchisee in the form of a note receivable. The note dated December 14, 2015 has a 5-year maturity with payments due monthly and is secured by the franchisee’s commissions. The note bears interest at 7% per annum. As of December 31, 2016 and 2017, the note balance was $88,285 and $66,919, of which $21,366 and $21,704 was current.

Notes receivable is included in Receivable from franchisees on the accompanying Consolidated and Combined Balance Sheet. The amount of interest recorded in 2016 and 2017 related to Notes receivable was $28,273 and $5,578, which is included in Interest income.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

8. Property and equipment

Property and equipment consist of the following at December 31:

	Year ended December 31
	2016	2017
Furniture & fixtures	$718,821	$1,976,869
Computer equipment	469,182	661,659
Network equipment	202,882	242,172
Phone system	614,514	709,809
Leasehold improvements	1,156,615	5,788,211

Total	3,162,014	9,378,720
Less accumulated depreciation	(1,723,697)	(2,533,599)

Property and equipment, net	$1,438,317	$6,845,121

9. Intangible assets

Intangible assets consist of the following at December 31:

	Year ended December 31
	2016	2017
Computer software & web domain	$295,016	$530,538
Less accumulated amortization	(247,919)	(314,070)

Intangible assets, net	$47,097	$216,468

Expected amortization over the next five years is as follows:

Amount
Year Ending December 31,
2018	$88,174
2019	80,542
2020	43,028
2021	733
2022	733

$213,210

10. Employee benefit obligation

The Company has adopted a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. Full-time employees over the age of 21 with six months of service are eligible to participate. Under the plan, the Company’s contribution is based on matching 100% of salary deferral elected by each eligible employee up to a maximum of 3% of compensation. The Company’s matching portion vests over a four-year period, after which time the employee becomes fully vested and all future contributions will vest immediately.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

Matching contributions may be changed at the discretion of the Company. Company contributions totaled $263,595 and $372,655 for the years ended December 31, 2016 and 2017.

11. Note payable

On October 27, 2016, the Company entered into a credit agreement consisting of a revolving credit facility and a note payable used to pay off existing debt and fund a distribution to members.

The $3,000,000 revolving credit facility accrues interest on amounts drawn at LIBOR plus 5.50%. At December 31, 2016 and 2017, the Company had a letter of credit of $500,000 applied against the maximum borrowing availability, at an interest rate of 5.50%, thus amounts available to draw totaled $2,500,000. No interest was paid during 2016 or 2017 on the revolving credit facility. The revolving credit facility is collateralized by substantially all the Company’s assets, which includes rights to future commissions.

The note payable on the consolidated and combined balance sheets includes a $30,000,000 term note payable in quarterly installments of $75,000 with a balloon payment of $28,575,000 on October 27, 2021. Interest is calculated at LIBOR plus 5.5% (6.5% and 6.9% at December 31, 2016 and 2017), and the note is collateralized by substantially all of the Company’s assets, which includes rights to future commissions.

On July 14, 2017, the Company executed the first amendment to the credit agreement to borrow an additional $10,000,000 for payment of a dividend to shareholders. On December 20, 2017 the Company executed the second amendment to the credit agreement to borrow an additional $10,000,000 for payment of a dividend to shareholders and to extend the maturity date of the note one year. Interest is calculated at LIBOR plus 5.5%, and the note is collateralized by substantially all the Company’s assets, which includes rights to future commissions. The note payable after the second additional borrowing was $49,750,000 payable in quarterly installments of $125,000 with a balloon payment of $47,250,000 on October 27, 2022. At December 31, 2017, the balance of the note payable was $49,625,000, of which $500,000 was current.

Included as a reduction to the note payable are capitalized loan origination fees, the unamortized balance of which was $627,000 and $969,567 as of December 31, 2016 and 2017, respectively. The amortization of these loan origination fees is included in interest expense and totaled $33,000 and $157,433 in 2016 and 2017, respectively.

Maturities of note payable for the next five years are as follows:

Amount
Year Ending December 31,
2018	$500,000
2019	500,000
2020	500,000
2021	500,000
2022	47,625,000

$49,625,000

The Company’s note payable agreement contains certain restrictions and covenants. Under these restrictions, the Company is limited in the amount of debt incurred and distributions payable. In addition, the credit

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

agreement contains certain change of control provisions that, if broken, would trigger a default. Finally, the Company must maintain certain financial ratios. As of December 31, 2016 and 2017, the Company was in compliance with these covenants. Because of both instruments’ origination date, variable interest rate, and the relatively low volatility of LIBOR in 2016 and 2017, the note payable balance at December 31, 2016 and 2017 approximates fair value using Level 2 inputs, described below.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets.

•

Level 2—Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, quoted prices for similar assets or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset.

•	Level 3—Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

12. Commitments and contingencies

The Company leases its facilities under non-cancelable operating leases. In addition to monthly lease payments, the lease agreements require the Company to reimburse the lessors for its portion of operating costs each year. Rent expense was $637,546 and $1,001,655 for the years ended December 31, 2016 and 2017.

The following is a schedule of future minimum lease payments as of December 31, 2017:

Amount

Year ending December 31:
2018	$1,321,101
2019	1,251,306
2020	1,690,476
2021	1,761,524
2022	1,604,230
Thereafter	8,233,711

$15,862,348

13. Litigation

From time to time, the Company may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. The amount of any loss from the ultimate outcomes is not probable or reasonably

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

estimable. It is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company.

14. Other income

On June 1, 2017, the Company executed a buyout agreement with a franchisee per the terms of a franchise agreement from 2014. As part of the buyout, the departing franchisee purchased Goosehead’s economic interests in future royalty fees. Goosehead recognized a $3,540,932 gain on the transaction in June 2017 which is included in Other income on the consolidated and combined statement of income. The franchisee also paid off the outstanding note to Goosehead in the amount of $242,257.

15. Segment information

The Company has two reportable segments: Corporate Channel and Franchise Channel. The Corporate Channel consists of company-owned and financed operations with employees who are hired, trained, and managed by Goosehead. The Franchise Channel network consists of franchisee operations that are owned and managed by individual business owners. These business owners have a contractual relationship with Goosehead to use our processes, systems, and back-office support team to sell insurance and manage their business. In exchange, Goosehead is entitled to an initial franchise fee and ongoing royalty fees. Allocations of contingent commissions and certain operating expenses are based on reasonable assumptions and estimates primarily using revenue, headcount and other information. The Company’s chief operating decision maker uses earnings before interest, income taxes, depreciation and amortization, adjusted to exclude Class B share compensation and other income (“Adjusted EBITDA”) as a performance measure to manage resources and make decisions about the business. Summarized financial information concerning the Company’s reportable segments is shown in the following table. There are no intersegment sales, only interest income and interest expense related to an intersegment line of credit, all of which eliminate in consolidation. The “Other” column includes any income and expenses not allocated to reportable segments and corporate-related items, including certain legal expenses and interest related to the note payable entered into on October 27, 2016.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

	Corporate Channel	Franchise Channel	Other	Total

Year Ended December 31, 2016:

Revenues:
Commissions and fees	$20,269,882	$1,013,575	$—	$21,283,457
Franchise revenues	—	10,101,065	—	10,101,065
Interest income	217	99,209	—	99,426

Total	20,270,099	11,213,849	—	31,483,948

Operating expenses:
Employee compensation and benefits, excluding Class B share compensation	10,361,945	6,544,737	75,001	16,981,683
General and administrative expenses	3,342,230	1,775,655	613,714	5,731,599
Bad debts	466,466	192,524	—	658,990

Total	14,170,641	8,512,916	688,715	23,372,272

Adjusted EBITDA	6,099,458	2,700,933	(688,715)	8,111,676
Class B share compensation	—	—	(2,487,773)	(2,487,773)
Interest expense	(17,157)	(16,219)	(379,666)	(413,042)
Depreciation and amortization	(418,200)	(70,134)	—	(488,334)

Net income	$5,664,101	$2,614,580	$(3,556,154)	$4,722,527

At December 31, 2016:
Total Assets	$2,829,498	$4,169,421	$1,695,604	$8,694,523

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

	Corporate Channel	Franchise Channel	Other	Total

Year Ended December 31, 2017:

Revenues:
Commissions and fees	$25,520,542	$1,509,476	$—	$27,030,018
Franchise revenues	—	15,437,753	—	15,437,753
Interest income	—	242,700	—	242,700

Total	25,520,542	17,189,929	—	42,710,471

Operating expenses:
Employee compensation and benefits, excluding Class B share compensation	13,469,485	8,844,148	—	22,313,633
General and administrative expenses	5,035,294	3,219,385	341,867	8,596,546
Bad debts	649,465	433,909	—	1,083,374

Total	19,154,244	12,497,442	341,867	31,993,553

Adjusted EBITDA	6,366,298	4,692,487	(341,867)	10,716,918
Other income (expense)	—	3,540,932	—	3,540,932
Class B share compensation	—	—	(2,230,792)	(2,230,792)
Interest expense	—	—	(2,474,110)	(2,474,110)
Depreciation and amortization	(657,059)	(218,994)	—	(876,053)

Net income	$5,709,239	$8,014,425	$(5,046,769)	$8,676,895

At December 31, 2017:
Total Assets	$7,855,074	$6,944,858	$1,906,737	$16,706,669

16. Correction of prior period financial statements

Subsequent to the issuance of the Company’s 2016 consolidated and combined financial statements, the Company determined that tenant improvement reimbursements and allowances, and lease modifications impacting straight-line rent expense, related to certain of the Company’s leases were not correctly recorded, resulting in errors in the consolidated and combined balance sheet as of December 31, 2016 and in the consolidated and combined statements of income, members’ equity (deficit), and cash flows for the year ended December 31, 2016. These errors also affected Note 2 “Summary of significant accounting policies”, Note 8 “Property and equipment”, Note 12 “Commitments and contingencies”, and Note 15 “Segment information” to the consolidated and combined financial statements for the year ended December 31, 2016. The Company determined the effect of these errors was not material to previously issued financial statements but for comparability purposes the Company determined it should be corrected. The previously reported amounts within the 2016 consolidated and combined financial statements and corresponding notes have been revised to reflect the correct balances as presented below.

Goosehead Financial, LLC and subsidiaries and affiliates

Notes to the consolidated and combined financial statements

For the years ended December 31, 2016 and 2017

	As Previously Reported	Adjustment	As Restated

Consolidated and Combined Balance Sheet
December 31, 2016
Property and equipment, net of accumulated depreciation	$1,055,844	$382,473	$1,438,317
Total assets	8,312,050	382,473	8,694,523
Accounts payable and accrued expenses	1,729,357	(300,413)	1,428,944
Deferred rent	—	191,972	191,972
Total current liabilities	3,584,641	(108,441)	3,476,200
Deferred rent, net of current portion	—	385,508	385,508
Total liabilities	32,657,641	277,067	32,934,708
Members’ deficit	(24,345,591)	105,406	(24,240,185)
Total liabilities and members’ deficit	8,312,050	382,473	8,694,523

Consolidated and Combined Statement of Income
Year ended December 31, 2016
General and administrative expenses	$5,820,403	$(88,804)	$5,731,599
Depreciation and amortization	368,076	120,258	488,334
Total operating expenses	26,316,925	31,454	26,348,379
Income from operations	5,167,023	(31,454)	5,135,569
Net Income	4,753,981	(31,454)	4,722,527

Consolidated and Combined Statement of Member’s Equity (Deficit)
Members’ equity, January 1, 2016	329,664	136,860	466,524
Net Income	4,753,981	(31,454)	4,722,527
Members’ deficit, December 31, 2016	(24,345,591)	105,406	(24,240,185)

Consolidated and Combined Statement of Cash Flows Year ended December 31, 2016
Net Income	$4,753,981	$(31,454)	$4,722,527
Depreciation and amortization	368,076	120,258	488,334
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	143,358	36,911	180,269
Deferred rent	—	(88,546)	(88,546)
Net cash provided by operating activities	4,364,690	37,170	4,401,860
Cash flows from investing activities:
Purchase of property and equipment	(629,526)	(37,170)	(666,696)
Net cash used for investing activities	(659,224)	(37,170)	(696,394)

17. Subsequent events

We have evaluated subsequent events through March 15, 2018, the date financial statements were available for issuance.

                shares

Goosehead Insurance, Inc.

Preliminary prospectus

J.P. Morgan	BofA Merrill Lynch

                    , 2018

Until                     , 2018, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of directors and officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all securities sold or issued by the predecessors to the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

1. On January 1, 2016, Goosehead Financial, LLC was created and issued 100,000 Class A units to its Class A Members in exchange for the Class A Members’ interests in Goosehead Insurance Agency, LLC and Texas Wasatch Insurance Services, LP. These shares were issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment.

2. On April 8, 2016, Goosehead Financial, LLC granted 4,425 Class B units to an executive of Goosehead Financial, LLC.

3. On February 1, 2016, Goosehead Management, LLC granted 309 Class B units to executives of Goosehead Financial, LLC.

4. On February 1, 2016, Texas Wasatch Insurance Holdings Group, LLC granted 29.7 Class B units to executives of Goosehead Financial, LLC.

5. Class A Common Stock: Following the effectiveness of this registration statement, we expect to issue                 shares of our Class A common stock in connection with the transactions that we refer to as the offering reorganization. These shares will be issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment.

6. Class B Common Stock: Following the effectiveness of this registration statement, we expect to issue                  shares of our Class B common stock in connection with the transactions that we refer to as the offering reorganization. These shares will be issued to a limited number of investors, all of which have sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment. The issued shares will be exchanged on a pro rata basis and the consideration will represent the same investment in the Goosehead Financial LLC business already held by such investors, but in a different form.

The offers, sales and issuances of the securities described in (1) through (6) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and financial statement schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Goosehead Insurance, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

3.2*	Form of Amended and Restated By-Laws of Goosehead Insurance, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

4.1*	Form of Class A Common Stock Certificate

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1*	Amended and Restated Goosehead Financial, LLC Agreement

10.2*	Form of Registration Rights Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.4*	Form of Reorganization Agreement between Goosehead Insurance, Inc., Goosehead Financial, LLC and the Pre-IPO LLC Members

10.5*	Form of Tax Receivable Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.6*	Form of Stockholders Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.7*	Form of Franchise Agreement

10.8*	Goosehead Insurance, Inc. Omnibus Incentive Plan

10.9*	Goosehead Insurance, Inc. Employee Stock Purchase Plan

10.10*	Form of Director Indemnification Agreement

21*	Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes hereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Goosehead Insurance, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

3.2*	Form of Amended and Restated By-Laws of Goosehead Insurance, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

4.1*	Form of Class A Common Stock Certificate

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1*	Amended and Restated Goosehead Financial, LLC Agreement

10.2*	Form of Registration Rights Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.4*	Form of Reorganization Agreement between Goosehead Insurance, Inc., Goosehead Financial, LLC and the Pre-IPO LLC Members

10.5*	Form of Tax Receivable Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.6*	Form of Stockholders Agreement between Goosehead Insurance, Inc. and the Pre-IPO LLC Members

10.7*	Form of Franchise Agreement

10.8*	Goosehead Insurance, Inc. Omnibus Incentive Plan

10.9*	Goosehead Insurance, Inc. Employee Stock Purchase Plan

10.10*	Form of Director Indemnification Agreement

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 , on the          day of                 , 2018.

By:
Name:
Title:

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark E. Jones, Michael C. Colby, Mark S. Colby and P. Ryan Langston, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Mark E. Jones	Chairman, Director and Chief Executive Officer (principal executive officer)	, 2018

Robyn Jones	Vice Chairman and Director	, 2018

Peter Lane	Director	, 2018

Mark Miller	Director	, 2018

James Reid	Director	, 2018

Mark S. Colby	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2018